


2010
# annual report


Capital City
Bank Group

about

# capital city bank group, inc.

Capital City Bank Group, Inc. (NASDAQ: CCBG) is one of the largest publicly traded financial services companies headquartered in Florida and has approximately $2.6 billion in assets. The Company provides a full range of banking services, including traditional deposit and credit services, asset management, trust, mortgage banking, merchant services, bankcards, data processing and securities brokerage services. The Company's bank subsidiary, Capital City Bank, was founded in 1895 and now has 70 banking offices and 79 ATMs in Florida, Georgia and Alabama. For more information about Capital City Bank Group, Inc., visit **www.ccbg.com**.

# letter to our **shareowners**

Dear Fellow Shareowners,

By almost every account, 2010 was a challenging year. Our country has endured one of the most difficult economic cycles of our lifetimes and, as an industry, we have been battered by unprecedented failures and an avalanche of new, transformative regulations. However, with challenge comes opportunity, and the payoff can be great for those strong enough to seize it. Capital City Bank is strong and well-positioned to capitalize on opportunities as our markets begin to recover. I am proud of the progress we made in 2010 and our incredible team of associates.

As competitors faltered in our markets, Capital City capitalized on the stability and strength of our brand. We rose to the challenge and continued our leadership position with deposit market share increasing in 15 of 21 markets. We proved our bankers have the discipline, experience and knowledge to meet our clients' needs in all operating environments. The message is out: Capital City Bank is here to serve our clients and communities today, tomorrow and in the years to come.

We ended the year in a position of strength with three profitable quarters, high levels of liquidity and a strong net interest margin. What may be the most compelling story is our impressive core deposit growth. Despite the slow economy, Capital City increased deposits by $154 million as our clients continued to place a high degree of confidence in us. Additionally, our sound financial footing enabled Capital City not to take TARP or raise additional capital. The strength of our capital position entering this cycle has enabled us to execute our business strategy without diluting the ownership interest of our existing shareowners – an accomplishment we are very proud of.

"We stayed true to our style of banking, never compromising our core values."

The year also proved to be a true test of our commitment to the client, the brand and the value of relationship banking. We could not alter the economy, but we could control who we are, what we do and how we do it. We stayed true to our style of banking, never compromising our core values.

Much of the credit for a successful 2010 goes to our talented and dedicated team of more than 1,000 associates who exemplify our relationship style of banking in every client interaction. In our communities, day-in and day-out, our associates are building relationships that keep our clients coming back and delivering on our brand promise without exception. We live by our philosophy, "More than your bank. Your banker."

Our associates are up to the challenges we face in 2011. Capital City directors have been incredibly supportive and I am grateful for their leadership and wisdom. Going forward, our challenge is clear: to continue the momentum we built in 2010, by reducing problem assets, achieving our budget goals and growing our enviable core deposit base.

As always, I welcome your comments and questions.

Your banker,

William G. Smith, Jr.
Chairman, President and Chief Executive Officer

# financial **highlights**

| Dollars in Thousands, Except Per Share Data | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| | For the Years Ended December 31, | | | | |
| Interest Income | $ 110,495 | $ 122,776 | $ 142,866 | $ 165,323 | $ 165,893 |
| Net Interest Income | 97,533 | 105,934 | 108,866 | 112,241 | 119,136 |
| Provision for Loan Losses | 23,824 | 40,017 | 32,496 | 6,163 | 1,959 |
| Net (Loss) Income | (413) | (3,471) | 15,225 | 29,683 | 33,265 |
| **Per Common Share:** | | | | | |
| Basic Net (Loss) Income | $ (0.02) | $ (0.20) | $ 0.89 | $ 1.66 | $ 1.79 |
| Diluted Net (Loss) Income | (0.02) | (0.20) | 0.89 | 1.66 | 1.79 |
| Cash Dividends Declared | 0.49 | 0.76 | 0.74 | 0.71 | 0.66 |
| Book Value | 15.15 | 15.72 | 16.27 | 17.03 | 17.01 |
| **Performance Ratios:** | | | | | |
| Return on Average Assets | (0.02)% | (0.14)% | 0.59% | 1.18% | 1.29% |
| Return on Average Equity | (0.16) | (1.26) | 5.06 | 9.68 | 10.48 |
| Net Interest Margin (FTE) | 4.32 | 4.96 | 4.96 | 5.25 | 5.35 |
| Noninterest Income as % of Operating Revenues | 36.81 | 35.14 | 38.11 | 34.57 | 31.81 |
| Efficiency Ratio | 84.23 | 77.33 | 64.91 | 66.77 | 65.42 |
| **Asset Quality:** | | | | | |
| Allowance for Loan Losses | $ 35,436 | $ 43,999 | $ 37,004 | $ 18,066 | $ 17,217 |
| Allowance for Loan Losses to Loans | 2.01% | 2.30% | 1.89% | 0.95% | 0.86% |
| Nonperforming Assets | 145,286 | 144,052 | 107,842 | 28,163 | 8,731 |
| Nonperforming Assets to Loans + ORE | 8.00 | 7.38 | 5.48 | 1.47 | 0.44 |
| Allowance to Nonperforming Loans | 40.57 | 40.77 | 37.52 | 71.92 | 214.09 |
| Net Charge-Offs to Average Loans | 1.35 | 1.66 | 0.71 | 0.27 | 0.11 |
| **Capital Ratios:** | | | | | |
| Tier 1 Capital Ratio | 13.14% | 12.76% | 13.34% | 13.05% | 14.00% |
| Total Capital Ratio | 14.50 | 14.11 | 14.69 | 14.05 | 14.95 |
| Tangible Capital Ratio | 6.82 | 6.84 | 7.76 | 7.71 | 8.48 |
| Leverage Ratio | 9.97 | 10.39 | 11.51 | 10.83 | 11.30 |
| Equity to Assets Ratio | 9.88 | 9.89 | 11.20 | 11.19 | 12.15 |
| **Averages for the Year:** | | | | | |
| Loans, Net | $ 1,829,193 | $ 1,961,990 | $ 1,918,417 | $ 1,934,850 | $ 2,029,397 |
| Earning Assets | 2,294,282 | 2,184,232 | 2,240,649 | 2,183,528 | 2,258,277 |
| Total Assets | 2,644,731 | 2,516,815 | 2,567,905 | 2,507,217 | 2,581,078 |
| Deposits | 2,192,323 | 1,992,429 | 2,066,065 | 1,990,446 | 2,034,931 |
| Shareowners' Equity | 264,679 | 275,545 | 300,890 | 306,617 | 317,336 |
| **Year-End Balances:** | | | | | |
| Loans, Net | $ 1,758,671 | $ 1,915,940 | $ 1,957,797 | $ 1,915,850 | $ 1,999,721 |
| Earning Assets | 2,269,185 | 2,369,029 | 2,156,172 | 2,272,829 | 2,270,410 |
| Total Assets | 2,622,053 | 2,708,324 | 2,488,699 | 2,616,327 | 2,597,910 |
| Deposits | 2,103,976 | 2,258,234 | 1,992,174 | 2,142,344 | 2,081,654 |
| Shareowners' Equity | 259,019 | 267,899 | 278,830 | 292,675 | 315,770 |
| **Other Data:** | | | | | |
| Basic Average Shares Outstanding | 17,075,867 | 17,043,964 | 17,141,454 | 17,909,396 | 18,584,519 |
| Diluted Average Shares Outstanding | 17,076,724 | 17,044,711 | 17,146,914 | 17,911,587 | 18,609,839 |
| Shareowners of Record[1] | 1,768 | 1,778 | 1,756 | 1,750 | 1,805 |
| Banking Locations[1] | 70 | 70 | 68 | 70 | 69 |
| Full-Time Equivalent Associates[1] | 975 | 1,006 | 1,042 | 1,097 | 1,056 |

*(1) As of record date. The record date is on or about March 1 of the following year.*

# our **leaders**

## board of directors

**William G. Smith, Jr.**
Chairman, President
and Chief Executive Officer
*Capital City Bank Group, Inc.*
*Serving Since 1982*

**DuBose Ausley**
Attorney
*Ausley & McMullen, PA*
*Serving Since 1982*

**Thomas A. Barron**
President
*Capital City Bank*
*Serving Since 1982*

**Frederick Carroll, III**
Managing Partner
*Carroll and Company, CPAs*
*Serving Since 2003*

**Cader B. Cox, III**
Chief Executive Officer
*Riverview Plantation, Inc.*
*Serving Since 1994*

**J. Everitt Drew**
President
*SouthGroup Equities, Inc.*
*Serving Since 2003*

**John K. Humphress**
Partner
*Wadsworth, Humphress,*
*Hollar & Konrad, PA*
*Serving Since 1998*

**McGrath Keen, Jr.**
Private Investor
*Serving Since 2004*

**Lina S. Knox**
Community Volunteer
*Serving Since 1998*

**Dr. Henry L. Lewis III**
President
*Florida Memorial University*
*Serving Since 2003*

## senior management team

**William G. Smith, Jr.**
Chairman, President
and Chief Executive Officer
*Capital City Bank Group, Inc.*
*32 years of service*

**Thomas A. Barron**
President
*Capital City Bank*
*36 years of service*

**J. Kimbrough Davis**
Chief Financial Officer
*29 years of servicee*

**Edward G. Canup**
Commercial Banking
*27 years of service*

**William D. Colledge**
MetroCommunity Banking
*22 years of service*

**Bethany H. Corum**
Chief People Officer
*4 years of service*

**Mitchell R. Englert**
Community Banking
*37 years of service*

**Brooke W. Hallock**
Chief Brand Officer
*6 years of service*

**Karen H. Love**
Residential Mortgage Lending
*16 years of service*

**William L. Moor, Jr.**
Capital City Banc Investments
*23 years of service*

**Randolph M. Pople**
Capital City Trust Company
*20 years of service*

**Cynthia Y. Pyburn**
Capital City Services Company
*29 years of service*

**Dale A. Thompson**
Credit Administration
*31 years of service*

**Edwin N. West, Jr.**
Leon County President
*32 years of service*

our
# locations



Atlanta
Waynesboro
West Point
Macon
Valley
Auburn
Dublin
East Dublin
Phenix City
Columbus
Montgomery
Tifton
Cairo
Whigham
Chipley
Chattahoochee
Havana
Monticello
Quincy
Tallahassee
Madison
Jacksonville
Panama City
Crawfordville
Perry
Branford
Starke
High Springs
Alachua
Keystone Heights
Port St. Joe
Newberry
Bell
Gainesville
Hastings
Jonesville
Cross City
Trenton
Palatka
Fanning Springs
Bronson
Chiefland
Williston
Cedar Key
Daytona Beach
Inglis
Citrus Springs
Crystal River
Inverness
Floral City
Brooksville
Orlando
Spring Hill
Port Richey
Tampa

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from __________ to __________**


Capital City
Bank Group

(Exact name of Registrant as specified in its charter)

| **Florida** | **0-13358** | **59-2273542** |
|---|---|---|
| (State of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **217 North Monroe Street, Tallahassee, Florida** | **32301** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**(850) 671-0300**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $0.01 par value | The NASDAQ Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer [ ]     Accelerated filer [ X ]     Non-accelerated filer [ ]     Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ X ]

The aggregate market value of the registrant's common stock, $0.01 par value per share, held by non-affiliates of the registrant on June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $121,336,071 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

| Class | Outstanding at February 28, 2011 |
|---|---|
| Common Stock, $0.01 par value per share | 17,120,089 shares |

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of our Proxy Statement for the Annual Meeting of Shareowners to be held on April 26, 2011, are incorporated by reference in Part III.

**CAPITAL CITY BANK GROUP, INC.**
**ANNUAL REPORT FOR 2010 ON FORM 10-K**

**TABLE OF CONTENTS**

## INTRODUCTORY NOTE

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed in this Annual Report under Item 1A Risk Factors, factors that could cause our actual results to differ materially from those in the forward-looking statements, include, without limitation:

- legislative or regulatory changes, including the Dodd-Frank Act;
- the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
- the accuracy of our financial statement estimates and assumptions, including the estimate for our loan loss provision;
- the frequency and magnitude of foreclosure of our loans;
- continued depression of the market value of the Company that could result in an impairment of goodwill;
- restrictions on our operations, including the inability to pay dividends without our regulators' consent;
- the effects of the health and soundness of other financial institutions, including the FDIC's need to increase Deposit Insurance Fund assessments;
- our ability to declare and pay dividends;
- changes in the securities and real estate markets;
- changes in monetary and fiscal policies of the U.S. Government;
- inflation, interest rate, market and monetary fluctuations;
- the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations;
- our need and our ability to incur additional debt or equity financing;
- the effects of harsh weather conditions, including hurricanes, and man-made disasters;
- our ability to comply with the extensive laws and regulations to which we are subject;
- the willingness of clients to accept third-party products and services rather than our products and services and vice versa;
- increased competition and its effect on pricing;
- technological changes;
- negative publicity and the impact on our reputation;
- the effects of security breaches and computer viruses that may affect our computer systems;
- changes in consumer spending and saving habits;
- growth and profitability of our noninterest income;
- changes in accounting principles, policies, practices or guidelines;
- the limited trading activity of our common stock;
- the concentration of ownership of our common stock;
- anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws;
- our ability to integrate the business and operations of companies and banks that we have acquired, and those we may acquire in the future;
- other risks described from time to time in our filings with the Securities and Exchange Commission; and
- our ability to manage the risks involved in the foregoing.

However, other factors besides those listed in *Item 1A Risk Factors* or discussed in this Annual Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

## PART I

***Item 1. Business***

### About Us

### General

Capital City Bank Group, Inc. ("CCBG") is a bank holding company headquartered in Tallahassee, Florida. CCBG was incorporated under Florida law on December 13, 1982, to acquire five national banks and one state bank that all subsequently became part of CCBG's bank subsidiary, Capital City Bank ("CCB" or the "Bank"). In this report, the terms "Company", "we", "us", or "our" mean CCBG and all subsidiaries included in our consolidated financial statements.

We provide traditional deposit and credit services, asset management, trust, mortgage banking, merchant services, bank cards, data processing, and securities brokerage services through 70 full-service banking locations in Florida, Georgia, and Alabama. CCB operates these banking locations.

At December 31, 2010, we had total consolidated assets of approximately $2.622 billion, total deposits of approximately $2.104 billion and shareowners' equity was approximately $259.0 million. Our financial condition and results of operations are more fully discussed in our consolidated financial statements.

CCBG's principal asset is the capital stock of the Bank. CCB accounted for approximately 100% of consolidated assets at December 31, 2010, and approximately 100% of consolidated net income for the year ended December 31, 2010. In addition to our banking subsidiary, we have seven indirect subsidiaries, Capital City Trust Company, Capital City Mortgage Company (inactive), Capital City Banc Investments, Inc., Capital City Services Company, First Insurance Agency of Grady County, Inc., Southern Oaks, Inc., and FNB Financial Services, Inc., all of which are wholly-owned subsidiaries of CCB. We also have two direct wholly-owned subsidiaries of CCBG, CCBG Capital Trust I and CCBG Capital Trust II.

Dividends and management fees received from the Bank are our primary source of income. Dividend payments by the Bank to us depend on the capitalization, earnings and projected growth of the Bank, and are limited by various regulatory restrictions. See the section entitled "Regulatory Considerations" in this Item 1 and Note 15 in the Notes to Consolidated Financial Statements for additional information. We had a total of 975 (full-time equivalent) associates at March 1, 2011. Page 28 contains other financial and statistical information about us.

We have one reportable segment with the following principal services: Banking Services, Data Processing Services, Trust and Asset Management Services, and Brokerage Services.

### Regulatory Matter

In February 2010, the Board of Directors of the Bank and the Board of Directors of CCBG agreed to approve certain board resolutions requested by the Federal Reserve (the "Federal Reserve Resolutions"). From a regulatory perspective, this is an informal, nonpublic agreement; however, in the interest of full disclosure, we are summarizing the main obligations of the Federal Reserve Resolutions. The Federal Reserve Resolutions require the Bank and CCBG to take actions to address areas of concern and to provide periodic reports to the Federal Reserve. For the Bank, these actions include, among other things, requiring the Bank to receive approval from the Federal Reserve prior to declaring or paying dividends and requiring the preparation of a written capital plan that demonstrates the Bank's ability to remain "well capitalized". Without the prior approval of the Federal Reserve, CCBG agreed to not (i) incur any new debt or refinance existing debt; (ii) declare any dividends on any class of stock or make any payments on its trust preferred securities; (iii) reduce its capital position by redeeming shares of stock; or (iv) make any payment that would reduce capital outside of normal and routine operating expenses.

As of February 28, 2011, we believe we have sufficient cash to fund shareowner dividends for 2011 should the Board choose to declare and pay a quarterly dividend. Even if we have sufficient cash to pay dividends, we must seek approval from the Federal Reserve to pay dividends to our shareowners and may not receive the required approvals. We will continue to evaluate the payment of dividends on a quarterly basis and consult with our regulators concerning matters relating to our overall dividend policy. As a result of our evaluations, we reduced our quarterly dividend from $0.19 per share to $0.10 per share in May 2010. An inability to obtain regulatory approval, earn the dividend in future quarters, or maintain sufficient cash balances to pay the dividend, may result in further reduction or elimination of the dividend.

**Banking Services**

CCB is a Florida chartered full-service bank engaged in the commercial and retail banking business. Significant services offered by the Bank include:

- *Business Banking* – The Bank provides banking services to corporations and other business clients. Credit products are available for a wide variety of general business purposes, including financing for commercial business properties, equipment, inventories and accounts receivable, as well as commercial leasing and letters of credit. We also provide treasury management services, and, through a marketing alliance with Elavon, Inc., merchant credit card transaction processing services.
- *Commercial Real Estate Lending* – The Bank provides a wide range of products to meet the financing needs of commercial developers and investors, residential builders and developers, and community development. Credit products are available to facilitate the purchase of land and/or build structures for business use and for investors who are developing residential or commercial property.
- *Residential Real Estate Lending* – The Bank provides products to help meet the home financing needs of consumers, including conventional permanent and construction/permanent (fixed or adjustable rate) financing arrangements, and FHA/VA loan products. The bank offers both fixed-rate and adjustable rate residential mortgage (ARM) loans. A portion of our loans originated are sold into the secondary market. The Bank offers these products through its existing network of banking offices. We do not originate subprime residential real estate loans.
- *Retail Credit* – The Bank provides a full range of loan products to meet the needs of consumers, including personal loans, automobile loans, boat/RV loans, home equity loans, and credit card programs.
- *Institutional Banking* – The Bank provides banking services to meet the needs of state and local governments, public schools and colleges, charities, membership and not-for-profit associations including customized checking and savings accounts, cash management systems, tax-exempt loans, lines of credit, and term loans.
- *Retail Banking* – The Bank provides a full range of consumer banking services, including checking accounts, savings programs, automated teller machines (ATMs), debit/credit cards, night deposit services, safe deposit facilities, PC/Internet banking, and mobile banking. Clients can use Capital City Bank Direct which offers both a "live" call center between the hours of 8 a.m. to 6 p.m. five days a week, and an automated phone system offering 24-hour access to their deposit and loan account information, and transfer funds between linked accounts. The Bank is a member of the "Star" ATM Network that permits banking clients to access cash at ATMs or point of sale merchants.

**Data Processing Services**

Capital City Services Company (the "Services Company") provides data processing services to financial institutions (including CCB), government agencies, and commercial clients located in North Florida and South Georgia. As of February 28, 2011, the Services Company is providing data processing services to seven correspondent banks, which have relationships with CCB. Effective March 2011, two of our correspondent bank clients will be acquired and will migrate to another processor.

**Trust Services and Asset Management**

Capital City Trust Company (the "Trust Company") is the investment management arm of CCB. The Trust Company provides asset management for individuals through agency, personal trust, IRAs, and personal investment management accounts.

Administration of pension, profit sharing, and 401(k) plans is a significant product line. Associations, endowments, and other non-profit entities hire the Trust Company to manage their investment portfolios. Additionally, a staff of well-trained professionals serves individuals requiring the services of a trustee, personal representative, or a guardian. The market value of trust assets under discretionary management exceeded $744 million as of December 31, 2010, with total assets under administration exceeding $823 million.

**Brokerage Services**

We offer access to retail investment products through Capital City Banc Investments, Inc., a wholly-owned subsidiary of CCB. These products are offered through INVEST Financial Corporation, a member of FINRA and SIPC. Non-deposit investment and insurance products are: (1) not FDIC insured; (2) not deposits, obligations, or guaranteed by any bank; and (3) subject to investment risk, including the possible loss of principal amount invested. Capital City Banc Investments, Inc. offers a full line of retail securities products, including U.S. Government bonds, tax-free municipal bonds, stocks, mutual funds, unit investment trusts, annuities, life insurance and long-term health care. We are not an affiliate of INVEST Financial Corporation.

**Expansion of Business**

Our philosophy is to grow and prosper, building long-term client relationships based on quality service, high ethical standards, and safe and sound banking practices. We maintain a locally oriented, community-based focus, which is augmented by experienced, centralized support in select specialized areas. Our local market orientation is reflected in our network of banking office locations, experienced community executives with a dedicated President for each market, and community boards which support our focus on responding to local banking needs. We strive to offer a broad array of sophisticated products and to provide quality service by empowering associates to make decisions in their local markets.

We have sought to build a franchise in small to medium sized, less competitive markets, located on the outskirts of the larger metropolitan markets where we are positioned as a market leader. Many of our markets are on the outskirts of these larger markets in close proximity to major interstate thoroughfares such as Interstates I-10 and I-75. Our three largest markets are Tallahassee (Leon-Florida), Gainesville (Alachua-Florida), and Macon (Bibb-Georgia). As of June 30, 2010, in 14 of 20 counties where we have banking offices in Florida and 3 of 5 counties where we have banking offices in Georgia, we rank within the top 4 banks in terms of market share. Furthermore, in the counties in which we operate, we collectively maintain an 8.35% market share in the Florida counties and 5.71% in the Georgia counties, suggesting that there is significant opportunity to grow market share within these geographic areas. The major employers in these markets are state and local governments, healthcare providers, education institutions, and small businesses. While we realize that the markets in our footprint do not provide for a level of potential growth that the larger metropolitan markets may provide, our markets do provide good growth dynamics and have historically grown in excess of the national average. We strive to provide value added services to our clients by being their banker, not just a bank. This element of our strategy enables us to distinguish Capital City Bank Group from its competitors and was memorialized during 2009 and 2010 in our "More Than Your Bank, Your Banker" advertising campaign.

Our long-term vision is to profitably expand our franchise through a combination of organic growth in existing markets and acquisitions. We have long understood that our core deposit funding base is a predominant driver in our profitability and overall franchise and have focused extensively on this component of our organic growth efforts in recent years. While we have not been an active acquirer of banks since 2005, this component of our strategy is still in place and we continue to evaluate opportunities and perform due diligence related to potential transactions. During the period 2005-2008, unreasonable pricing expectations prevented us from consummating an acquisition. Since 2008, economic conditions and lack of visibility into credit quality of potential targets have kept us out of the acquisition market. We have conducted due diligence on potential targets since 2008, including FDIC assisted transactions opportunities, but to date we have not chosen to pursue an FDIC assisted transaction because we have not identified an opportunity that fit into our strategy from both a financial and strategic perspective. High risk and volatile funding sources within these institutions as well as the diversion of our management's attention to the acquired problem assets were also factors that have caused us to not aggressively pursue these opportunities.

Potential acquisition growth will continue to be focused on Florida, Georgia, and Alabama with a particular focus on financial institutions located on the outskirts of major metropolitan areas within a geographic circle, which borders on, but does not include the cities of Tampa, Orlando, Jacksonville, Atlanta, and Mobile. Five markets have been identified, four in Florida and one in Georgia, in which management will proactively pursue expansion opportunities. These markets include Alachua, Marion, Hernando and Pasco counties in Florida, the western panhandle of Florida, and Bibb and surrounding counties in central Georgia. We will also continue to evaluate de novo expansion opportunities in attractive new markets in the event that acquisition opportunities are not feasible. Other expansion opportunities that will be evaluated include asset management and mortgage banking. Embedded in our acquisition strategy is our desire to partner with institutions that are culturally similar, have experienced management, and possess either established market presence or have potential for improved profitability through growth, economies of scale, or expanded services. These target institutions will maintain an asset size from $100 million to $400 million. Our ability to expand, however, may be restricted by the Federal Reserve Resolutions (See Item 1. Business-About Us-Regulatory Matter).

**Competition**

We operate in a highly competitive environment, especially with respect to services and pricing. In addition, the banking business is experiencing enormous changes. In 2009, 140 financial institutions failed in the U.S., including 25 in Georgia and 14 in Florida. In 2010, 157 financial institutions failed in the U.S., including 21 in Georgia and 29 in Florida. Nearly all of the failed banks were community banks. The assets and deposits of many of these failed community banks were acquired mostly by larger financial institutions, and we expect significant consolidation to continue during 2011. We believe this consolidation further enhances our competitive position and opportunities in many of our markets. Our primary market area is 20 counties in Florida, five counties in Georgia, and one county in Alabama. In these markets, the Bank competes against a wide range of banking and nonbanking institutions including savings and loan associations, credit unions, money market funds, mutual fund advisory companies, mortgage banking companies, investment banking companies, finance companies and other types of financial institutions. All of Florida's major banking concerns have a presence in Leon County. CCB's Leon County deposits totaled $793.2 million, or 37.7% of our consolidated deposits at December 31, 2010.

The following table depicts our market share percentage within each respective county, based on total commercial bank deposits within the county.

| | Market Share as of June 30,[1] | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Florida | | | |
| Alachua County | 4.8% | 3.9% | 4.6% |
| Bradford County | 50.3% | 51.3% | 50.1% |
| Citrus County | 2.9% | 2.7% | 3.1% |
| Clay County | 1.8% | 1.7% | 1.9% |
| Dixie County | 21.3% | 23.4% | 23.4% |
| Gadsden County | 59.1% | 55.1% | 55.7% |
| Gilchrist County | 39.2% | 39.5% | 37.8% |
| Gulf County | 8.3% | 7.7% | 9.1% |
| Hernando County | 2.0% | 1.6% | 1.2% |
| Jefferson County | 19.5% | 18.3% | 21.9% |
| Leon County | 16.9% | 15.9% | 17.6% |
| Levy County | 28.6% | 27.9% | 31.7% |
| Madison County | 10.2% | 10.1% | 12.1% |
| Pasco County | 0.3% | 0.2% | 0.2% |
| Putnam County | 14.9% | 14.0% | 19.7% |
| St. Johns County | 0.9% | 0.8% | 1.1% |
| Suwannee County | 6.7% | 6.6% | 7.2% |
| Taylor County | 30.7% | 30.7% | 31.1% |
| Wakulla County | 5.3% | 3.8% | 5.5% |
| Washington County | 13.8% | 14.2% | 17.0% |
| Georgia | | | |
| Bibb County | 3.3% | 2.6% | 2.1% |
| Burke County | 6.9% | 7.7% | 7.4% |
| Grady County | 16.1% | 16.2% | 16.7% |
| Laurens County | 10.9% | 12.7% | 16.2% |
| Troup County | 7.2% | 5.9% | 5.6% |
| Alabama | | | |
| Chambers County | 5.7% | 6.6% | 7.3% |

*(1) Obtained from the June 30, 2010 FDIC/OTS Summary of Deposits Report.*

The following table sets forth the number of commercial banks and offices, including our offices and our competitors' offices, within each of the respective counties.

| County | Number of Commercial Banks | Number of Commercial Bank Offices |
|---|---|---|
| Florida | | |
| Alachua | 15 | 65 |
| Bradford | 3 | 3 |
| Citrus | 14 | 49 |
| Clay | 15 | 33 |
| Dixie | 4 | 5 |
| Gadsden | 4 | 6 |
| Gilchrist | 4 | 8 |
| Gulf | 5 | 8 |
| Hernando | 14 | 42 |
| Jefferson | 2 | 2 |
| Leon | 19 | 95 |
| Levy | 3 | 12 |
| Madison | 6 | 6 |
| Pasco | 25 | 119 |
| Putnam | 6 | 16 |
| St. Johns | 23 | 66 |
| Suwannee | 5 | 8 |
| Taylor | 3 | 4 |
| Wakulla | 4 | 7 |
| Washington | 6 | 6 |
| Georgia | | |
| Bibb | 11 | 56 |
| Burke | 5 | 10 |
| Grady | 5 | 8 |
| Laurens | 10 | 20 |
| Troup | 11 | 26 |
| Alabama | | |
| Chambers | 5 | 10 |

*Data obtained from the June 30, 2010 FDIC/OTS Summary of Deposits Report.*

**Seasonality**

We believe our commercial banking operations are not generally seasonal in nature; however, public deposits tend to increase with tax collections in the fourth quarter and decline with spending thereafter.

## Regulatory Considerations

We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not our shareowners or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Such legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

***The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010***

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ( the "Dodd-Frank Act"). The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes including, among other things, (i) enhanced resolution authority of troubled and failing banks and their holding companies; (ii) increased capital and liquidity requirements; (iii) increased regulatory examination fees; (iv) changes to assessments to be paid to the FDIC for federal deposit insurance; and (v) numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the Office of the Comptroller of the Currency, and the FDIC. A summary of certain provisions of the Dodd-Frank Act is set forth below, along with information set forth in applicable sections of this "Regulatory Considerations" section.

- *Increased Capital Standards and Enhanced Supervision.* The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. These new standards will be no lower than current regulatory capital and leverage standards applicable to insured depository institutions and may, in fact, be higher when established by the agencies. The Dodd-Frank Act also increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.
- *The Consumer Financial Protection Bureau.* The Dodd-Frank Act creates the Consumer Financial Protection Bureau within the Federal Reserve. The Bureau is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The Bureau has rulemaking authority over many of the statutes governing products and services offered to bank consumers. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are more stringent than those regulations promulgated by the Bureau and state attorneys general are permitted to enforce consumer protection rules adopted by the Bureau against state-chartered institutions.
- *Deposit Insurance.* The Dodd-Frank Act makes permanent the $250,000 deposit insurance limit for insured deposits. Amendments to the Federal Deposit Insurance Act also revise the assessment base against which an insured depository institution's deposit insurance premiums paid to the Deposit Insurance Fund ("DIF") will be calculated. Under the amendments, the assessment base will no longer be the institution's deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act also repeals the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction accounts.
- *Transactions with Affiliates.* The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained.
- *Transactions with Insiders.* Insider transaction limitations are expanded through the strengthening on loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.
- *Enhanced Lending Limits.* The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to one borrower. Current banking law limits a depository institution's ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expands the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.
- *Compensation Practices.* The Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other "covered financial institution" that provides an insider or other employee with "excessive compensation" or could lead to a material financial loss to such firm. In June 2010, prior to the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related

risk to the financial institution of such behavior. Together, the Dodd-Frank Act and the recent guidance on compensation may impact the current compensation policies at the Banks.

- *Holding Company Capital Levels.* The Dodd-Frank Act requires bank regulators to establish minimum capital levels for holding companies that are at least of the same nature as those applicable to financial institutions. All trust preferred securities, or TRUPs, issued by bank or thrift holding companies after May 19, 2010 will be counted as Tier II Capital.

We expect that many of the requirements called for in the Dodd-Frank Act will be implemented over time, and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions' operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

***The Company***

We are registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956 or BHCA. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the BHCA, and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

*Permitted Activities.* The Gramm-Leach-Bliley Act revised the U.S. banking system by: (i) allowing bank holding companies that qualify as "financial holding companies" to engage in a broad range of financial and related activities; (ii) allowing insurers and other financial service companies to acquire banks; (iii) removing restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and (iv) establishing the overall regulatory scheme applicable to bank holding companies that also engage in insurance and securities operations. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. Activities that are financial in nature were broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks. Except for the activities relating to financial holding companies permissible under the Gramm-Leach-Bliley Act, these restrictions apply to us. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

*Changes in Control.* Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 (or as we will refer to as the Exchange Act) or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. Our common stock is registered under Section 12 of the Exchange Act.

The Federal Reserve Board maintains a policy statement on minority equity investments in banks and bank holding companies, that permits investors to (1) acquire up to 33 percent of the total equity of a target bank or bank holding company, subject to certain conditions, including (but not limited to) that the investing firm does not acquire 15 percent or more of any class of voting securities, and (2) designate at least one director, without triggering the various regulatory requirements associated with control.

As a bank holding company, we are required to obtain prior approval from the Federal Reserve before (i) acquiring all or substantially all of the assets of a bank or bank holding company, (ii) acquiring direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless we own a majority of that bank's voting shares), or (iii) merging or consolidating with any other bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.

Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida bank must first obtain permission from the Florida Office of Financial Regulation. Florida statutes define "control" as either (a) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (b) controlling the election of a majority of directors of a bank; (c) owning, controlling, or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (d) as determined by the Florida Office of Financial Regulation. These requirements affect us because the Bank is chartered under Florida law and changes in control of us are indirect changes in control of the Bank.

*Tying.* Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extending credit, to other services or products (other than traditional banking products) offered by the holding company or its affiliates.

*Capital; Dividends; Source of Strength.* The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to its capital requirements and certain other restrictions, including the need to seek prior approval from the Federal Reserve in accordance with the Federal Reserve Resolutions, we are generally able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid from the Bank to us.

In accordance with state and federal regulations, the ability of the Bank to pay dividends is subject to prior approval by the Florida Office of Financial Regulation and the Federal Reserve Bank, and is further governed by the recently issued Federal Reserve Resolutions, which require us to receive approval from the Federal Reserve prior to paying a dividend. Subject to compliance with federal and state securities laws, and without the need to seek regulatory approval, CCBG may raise capital for contributions to the Bank by issuing securities.

In accordance with Federal Reserve policy, which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which we might not otherwise do so. In carrying out this policy, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

Consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve issued Supervisory Letter SR 09-4, which provides guidance on the declaration and payment of dividends, capital redemptions, and capital repurchases by bank holding companies. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer, or significantly reduce its dividends if: (1) the bank holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the bank holding company's prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition; or (3) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

***Capital City Bank***

CCB is a banking institution that is chartered by and headquartered in the State of Florida, and it is subject to supervision and regulation by the Florida Office of Financial Regulation. The Florida Office of Financial Regulation supervises and regulates all areas of the Bank's operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank's corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of branches. The Bank is also a member bank of the Federal Reserve System, which makes the Bank's operations subject to broad federal regulation and oversight by the Federal Reserve. In addition, the Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law, and the FDIC has certain enforcement powers over the Bank.

As a state chartered banking institution in the State of Florida, the Bank is empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services on behalf of the Bank's clients. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the Deposit Insurance Fund.

*Reserves.* The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank "discount window" as a secondary source of funds, provided that the institution meets the Federal Reserve Bank's credit standards.

*Dividends.* The Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to us. The Federal Reserve may restrict the ability of the Bank to pay dividends if such payments would constitute an unsafe or unsound banking practice. In accordance with the recently issued Federal Reserve Resolutions, the Bank must receive approval from the Federal Reserve before declaring or paying any dividends. These regulations and restrictions may severely limit our ability to obtain funds from the Bank for our cash needs, including funds for acquisitions and the payment of dividends, interest, and operating expenses.

In addition, Federal Reserve regulations and Florida law also places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Federal Reserve's Regulation H and Florida Financial Institutions Code, the board of directors of state chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank's retained net profits for the preceding two years and, with the approval of the Florida Office of Financial Regulation and Federal Reserve, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank's common stock then issued and outstanding. A state chartered bank may not declare any dividend if (i) its net income from the current year combined with the retained net income for the preceding two years is a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office of Financial Regulation or a federal regulatory agency.

The Bank's aggregate net profits for the past two years is significantly less than the dividends declared and paid to CCBG over that same period. As a result, the Bank must seek approval from its regulators to issue and declare any further dividends to CCBG. The Bank may not receive the required approvals. Without such approvals, we would not have sufficient cash to continue to pay dividends on shares of our common stock or our trust preferred securities after December 31, 2011. Even if we have sufficient cash to pay the dividend, we must seek prior Federal Reserve approval before paying any dividends.

*Insurance of Accounts and Other Assessments.* We pay our deposit insurance assessments to the Deposit Insurance Fund, which is determined through a risk-based assessment system. Our deposit accounts are currently insured by the Deposit Insurance Fund generally up to a maximum of $250,000 per separately insured depositor.

In addition, in November 2008, the FDIC issued a final rule under its Transaction Account Guarantee Program ("TAGP"), pursuant to which the FDIC fully guarantees all non-interest bearing transaction deposit accounts, including all personal and business checking deposit accounts that do not earn interest, lawyer trust accounts where interest does not accrue to the account owner (IOLTA), and NOW accounts with interest rates no higher than 0.50% until June 30, 2010 and 0.25% beginning July 1, 2010. Thus, under TAGP, all money in these accounts is fully insured by the FDIC regardless of dollar amount. This second increase to coverage was originally in effect through December 31, 2009, but was extended until June 30, 2010, and then again until December 31, 2010, unless we elected to "opt out" of participating, which we did not do. The Dodd-Frank Act extended full deposit coverage for non-interest bearing transaction accounts for two years beginning on December 31, 2010, and all financial institutions are required to participate in this extended program.

Under the current assessment system, the FDIC assigns an institution to one of four risk categories, with the first category having two sub-categories based on the institution's most recent supervisory and capital evaluations, designed to measure risk. Total base assessment rates currently range from 0.07% of deposits for an institution in the highest sub-category of the highest category to 0.775% of deposits for an institution in the lowest category. On May 22, 2009, the FDIC imposed a special assessment of five basis points on each FDIC-insured depository institution's assets, minus its Tier I capital, as of June 30, 2009. This special assessment was collected on September 30, 2009. Finally, on November 12, 2009, the FDIC adopted a new rule requiring insured institutions to prepay on December 30, 2009, estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. We prepaid an assessment of $11.5 million, which incorporated a uniform 3.00 basis point increase effective January 1, 2011.

In addition, all FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately one basis point of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Under the Federal Deposit Insurance Act, or FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

*Transactions With Affiliates.* Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Bank to engage in transactions with related parties or "affiliates" or to make loans to insiders is limited. Loan transactions with an "affiliate" generally must be collateralized and certain transactions between the Bank and its "affiliates", including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Bank generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which we refer to as 10% Shareholders, or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Shareholders or which is controlled by those executive officers, directors or 10% Shareholders, are subject to restrictions on loans and extensions of credit. The restrictions are found in Sections 22(g) and 22(h) of the Federal Reserve Act and its corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act, which relates to the prohibition on personal loans to executives and exempt financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act. Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank's unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which the Bank is permitted to extend credit to executive officers.

*Community Reinvestment Act.* The Community Reinvestment Act and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations provide for regulatory assessment of a bank's record in meeting the needs of its service area. Federal banking agencies are required to make public a rating of a bank's performance under the Community Reinvestment Act. The Federal Reserve considers a bank's Community Reinvestment Act rating when the bank submits an application to establish branches, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the Community Reinvestment Act performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. The Bank received a "satisfactory" rating on its most recent Community Reinvestment Act assessment.

*Capital Regulations.* The Federal Reserve has adopted risk-based, capital adequacy guidelines for bank holding companies and their subsidiary state-chartered banks that are members of the Federal Reserve System. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I Capital. Tier I Capital, which includes common shareholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and trust preferred securities, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder ("Tier II Capital") may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) excess of qualifying perpetual preferred stock, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator (determined on a case by case basis or as a matter of policy after formal rule making).

In computing total risk-weighted assets, bank and bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1- to 4-family and certain multi-family residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The federal bank regulatory authorities have also adopted regulations that supplement the risk-based guidelines. These regulations generally require banks and bank holding companies to maintain a minimum level of Tier I Capital to total assets less goodwill of 4% (the "leverage ratio"). The Federal Reserve permits a bank to maintain a minimum 3% leverage ratio if the bank achieves a 1 rating under the CAMELS rating system in its most recent examination, as long as the bank is not experiencing or anticipating significant growth. The CAMELS rating is a non-public system used by bank regulators to rate the strength and weaknesses of financial institutions. The CAMELS rating is comprised of six categories: capital adequacy, asset quality, management, earnings, liquidity, and sensitivity to market risk.

Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum leverage ratio ranging generally from 4% to 5%. The bank regulators also continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier I leverage ratio is the ratio of a banking organization's Tier I Capital, less deductions for intangibles otherwise includable in Tier I Capital, to total tangible assets.

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well-capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier I Capital ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be "well capitalized" before the Federal Reserve will approve an application by a bank holding company to acquire or merge with a bank or bank holding company.

Under the regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

It should be noted that the minimum ratios referred to above are merely guidelines and the banking regulators possess the discretionary authority to require higher ratios.

As of December 31, 2010, we exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as "well capitalized" and are unaware of any material violation or alleged violation of these regulations, policies or directives. Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change our capital position in a relatively short period of time, making additional capital infusions necessary.

*Prompt Corrective Action.* Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (a) restrict payment of capital distributions and management fees; (b) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (c) require submission of a capital restoration plan; (d) restrict the growth of the institution's assets; and (e) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (a) requiring the institution to raise additional capital; (b) restricting transactions with affiliates; (c) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (d) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

*Basel III.* On December 17, 2009, the Basel Committee, proposed significant changes to bank capital and liquidity regulation, including revisions to the definitions of Tier I Capital and Tier II Capital applicable to Basel III.

Although we will not be directly subject to Basel III, the short-term and long-term impact of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain. As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short-term impact of the implementation of Basel III may be or what impact a pending alternative standardized approach to Basel III option for non-Basel III U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

On September 12, 2010, the oversight body of the Basel Committee announced a package of reforms which will increase existing capital requirements substantially over the next four years. These capital reforms were endorsed by the G20 at the summit held in Seoul, South Korea in November 2010. The implementation of Basel III and the extent Basel III will apply to us is uncertain. Other than the increased capital level requirements, one critical concern to us is whether our trust preferred securities will continue to count as Tier 1 capital. We will continue to monitor the implementation process.

*Interstate Banking and Branching.* The Interstate Banking Act provides that adequately capitalized and managed financial and bank holding companies are permitted to acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted. States are not permitted to enact laws opting out of this provision; however, states are allowed to adopt a minimum age restriction requiring that target banks located within the state be in existence for a period of years, up to a maximum of five years, before a bank may be subject to the Interstate Banking Act. The Interstate Banking Act, as amended by the Dodd-Frank Act, establishes deposit caps which prohibit acquisitions that result in the acquiring company controlling 30% or more of the deposits of insured banks and thrift institutions held in the state in which the target maintains a branch or 10% or more of the deposits nationwide. States have the authority to waive the 30% deposit cap. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state companies, and the federal deposit caps apply only to initial entry acquisitions.

Under the Dodd-Frank Act, national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Florida law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, under the Dodd-Frank Act, a bank with its headquarters outside the State of Florida may establish branches anywhere within Florida.

*Anti-money Laundering.* The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act ("BSA"), the USA PATRIOT Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA PATRIOT Act impose affirmative obligations on a broad range of financial institutions.

Among other requirements, the USA PATRIOT Act and the related Federal Reserve regulations require banks to establish anti-money laundering programs that include, at a minimum:

- internal policies, procedures and controls designed to implement and maintain the savings association's compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;
- systems and procedures for monitoring and reporting of suspicious transactions and activities;
- a designated compliance officer;
- employee training;
- an independent audit function to test the anti-money laundering program;
- procedures to verify the identity of each customer upon the opening of accounts; and
- heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program ("CIP") as part of our anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. We and our affiliates have adopted policies, procedures and controls to comply with the BSA and the USA PATRIOT Act, and we engage in very few transactions of any kind with foreign financial institutions or foreign persons.

*Regulatory Enforcement Authority.* Federal and state banking law grants substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

*Federal Home Loan Bank System.* The Bank is a member of the FHLB of Atlanta, which is one of 12 regional Federal Home Loan Banks. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. It makes advances to members in accordance with policies and procedures established by the board of trustees of the FHLB.

As a member of the FHLB of Atlanta, the Bank is required to own capital stock in the FHLB in an amount at least equal to 0.18% (or 18 basis points) of the Bank's total assets at the end of each calendar year, plus 4.5% of its outstanding advances (borrowings) from the FHLB of Atlanta under the activity-based stock ownership requirement. On December 31, 2009, the Bank was in compliance with this requirement.

*Privacy.* Under the Gramm-Leach-Bliley Act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties.

*Overdraft Fee Regulation.* Effective July 1, 2010, a new federal banking rule under the Electronic Fund Transfer Act prohibited financial institutions from charging consumers fees for paying overdrafts on automated teller machines ("ATM") and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those type of transactions. If a consumer does not opt in, any ATM transaction or debit that overdraws the consumer's account will be denied. Overdrafts on the payment of checks and regular electronic bill payments are not covered by this new rule. Before opting in, the consumer must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices. Financial institutions must provide consumers who do not opt in with the same account terms, conditions and features (including pricing) that they provide to consumers who do opt in.

*Consumer Laws and Regulations.* The Bank is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Credit Card Accountability, Responsibility, and Disclosure Act (CARD), the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Transaction Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans to such clients. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing client relations.

***Future Legislative Developments***

Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which our banking subsidiary and we operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of our banking subsidiary.

***Effect of Governmental Monetary Policies***

The commercial banking business in which the Bank engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of the Bank cannot be predicted.

***Income Taxes***

We are subject to income taxes at the federal level and subject to state taxation based on the laws of each state in which we operate. We file a consolidated federal tax return with a fiscal year ending on December 31.

***Website Access to Company's Reports***

Our Internet website is www.ccbg.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act, and reports filed pursuant to Section 16, 13(d), and 13(g) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our website is not incorporated by reference into this report.

*Item 1A. Risk Factors*

*An investment in our common stock contains a high degree of risk. You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business, including our operating results and financial condition, could be harmed by any of these risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in our filings with the SEC, including our financial statements and related notes.*

## Risks Related to Our Business

**An inadequate allowance for loan losses would reduce our earnings.**

We are exposed to the risk that our clients will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. This will result in credit losses that are inherent in the lending business. We evaluate the collectability of our loan portfolio and provide an allowance for loan losses that we believe is adequate based upon such factors as:

- the risk characteristics of various classifications of loans;
- previous loan loss experience;
- specific loans that have loss potential;
- delinquency trends;
- estimated fair market value of the collateral;
- current economic conditions; and
- geographic and industry loan concentrations.

As of December 31, 2010, the Bank's allowance for loan losses was $35.4 million, which represented approximately 2.01% of its total amount of loans. The Bank had $65.7 million in non-accruing loans as of December 31, 2010. The allowance may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's non-performing or performing loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require us to recognize additional losses based on their judgments about information available to them at the time of their examination. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to the Bank's allowance for loan losses would adversely impact our net income and capital.

**If our nonperforming assets continue to increase, our earnings will suffer.**

At December 31, 2010, our non-performing loans (which consist of non-accrual loans and troubled debt restructurings) totaled $87.3 million, or 5.0% of the total loan portfolio, which is an increase of $62.2 million over non-performing loans at December 31, 2007. At December 31, 2010, our nonperforming assets (which include foreclosed real estate) were $145.3 million, or 5.5% of total assets. In addition, the Bank had approximately $24.2 million in accruing loans that were 30-89 days delinquent as of December 31, 2010. Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or real estate owned. In addition, if our estimate for the recorded allowance for loan losses proves to be inadequate, we will have to increase the allowance accordingly. In addition, the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

**Our loan portfolio includes loans with a higher risk of loss.**

We originate commercial real estate loans, commercial loans, construction loans, vacant land loans, consumer loans, and residential mortgage loans primarily within our market area. Commercial real estate, commercial, construction, vacant land, and consumer loans may expose a lender to greater credit risk than loans secured by single-family residential real estate because the collateral securing these loans may not be sold as easily as single-family residential real estate. In addition, these loan types tend to involve larger loan balances to a single borrower or groups of related borrowers and are more susceptible to a risk of loss during a downturn in the business cycle. These loans also have historically had greater credit risk than other loans for the following reasons:

- *Commercial Real Estate Loans.* Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service. These loans also involve greater risk because they are generally not fully amortizing over a loan period, but rather have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

- *Commercial Loans.* Repayment is generally dependent upon the successful operation of the borrower's business. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise, be illiquid, or fluctuate in value based on the success of the business.
- *Construction Loans.* The risk of loss is largely dependent on our initial estimate of whether the property's value at completion equals or exceeds the cost of property construction and the availability of take-out financing. During the construction phase, a number of factors can result in delays or cost overruns. If our estimate is inaccurate or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan, sale of the property, or by seizure of collateral.
- *Vacant Land Loans.* Because vacant or unimproved land is generally held by the borrower for investment purposes or future use, payments on loans secured by vacant or unimproved land will typically rank lower in priority to the borrower than a loan the borrower may have on their primary residence or business. These loans are susceptible to adverse conditions in the real estate market and local economy.
- *Consumer Loans.* Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss.

**We may need additional capital resources in the future and these capital resources may not be available on acceptable terms or at all. If we do raise additional capital, your ownership could be diluted.**

We may need to incur additional debt or equity financing in the future to maintain required minimum capital ratios, make strategic acquisitions or investments, or for future growth. Such financing may not be available to us on acceptable terms or at all. Prior to issuing new or refinancing existing debt, we must request approval from the Federal Reserve.

Further, our Articles of Incorporation do not provide shareowners with preemptive rights and such shares may be offered to investors other than shareowners at the discretion of the Board. If we do sell additional shares of common stock to raise capital, the sale could reduce market price per share of common stock and dilute your ownership interest and such dilution could be substantial.

**We may incur losses if we are unable to successfully manage interest rate risk.**

Our profitability depends to a large extent on the Bank's net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as has occurred in the current zero interest rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thereby limiting the incremental income generated by those loans in any one year.

**Since we engage in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, we may be subject to the increased costs associated with the ownership of real property, which could result in reduced net income.**

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate.

The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

- general or local economic conditions;
- environmental cleanup liability;
- neighborhood values;
- interest rates;
- real estate tax rates;
- operating expenses of the mortgaged properties;
- supply of and demand for rental units or properties;
- ability to obtain and maintain adequate occupancy of the properties;
- zoning laws;

- governmental rules, regulations and fiscal policies; and
- acts of God.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the rental income earned from such property, and we may have to advance funds in order to protect our investment or we may be required to dispose of the real property at a loss.

**We have incurred net losses for 2009 and 2010 and may incur further losses.**

We incurred net losses of $0.4 million and $3.5 million for the years ended December 31, 2010 and December 31, 2009, respectively. We may incur further losses, especially in light of economic conditions that continue to adversely affect our borrowers and us.

**Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.**

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets. CCBG's ability to borrow requires prior approval from the Federal Reserve.

**An impairment in the carrying value of our goodwill could negatively impact our earnings and capital.**

Goodwill is initially recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Given the current economic environment and conditions in the financial markets, including the sustained trading price of our common stock at below book value, we could be required to evaluate the recoverability of goodwill prior to our normal annual assessment if we experience disruption in our business, unexpected significant declines in our operating results, or sustained market capitalization declines. These types of events and the resulting analyses could result in goodwill impairment charges in the future. These non-cash impairment charges could adversely affect our results of operations in future periods, and could also significantly impact certain financial ratios and limit our ability to obtain financing or raise capital in the future. A goodwill impairment charge does not adversely affect the calculation of our risk based and tangible capital ratios. Please see Note 5 in the Notes to Consolidated Financial Statements for additional discussion. As of December 31, 2010, we had $84.8 million in goodwill, which represented approximately 3.2% of our total assets.

**Confidential client information transmitted through our online banking service is vulnerable to security breaches and computer viruses, which could expose us to litigation and adversely affect our reputation and our ability to generate deposits.**

We provide our clients the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of banking online. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our clients involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing clients to lose confidence in our systems and could adversely affect our reputation and our ability to generate deposits.

**Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.**

We face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

**Our controls and procedures may fail or be circumvented.**

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

**We are exposed to operational risk because of providing certain services, which could adversely affect our results of operations.**

We are exposed to operational risk because of providing various fee-based services including electronic banking, item processing, data processing, correspondent banking, merchant services, and asset management. Operational risk is the risk of loss resulting from errors related to transaction processing, breaches of the internal control system and compliance requirements, fraud by employees or persons outside the company or business interruption due to system failures or other events. We continually assess and monitor operational risk in our business lines and provide for disaster and business recovery planning including geographical diversification of our facilities; however, the occurrence of various events including unforeseeable and unpreventable events such as hurricanes or other natural disasters could still damage our physical facilities or our computer systems or software, cause delay or disruptions to operational functions, impair our clients, vendors and counterparties and negatively impact our results of operations. Operational risk also includes potential legal or regulatory actions that could arise because of noncompliance with applicable laws and regulatory requirements that could have an adverse affect on our reputation.

## Risks Related to Regulation and Legislation

**Recently enacted legislation, particularly the Dodd-Frank Act, could materially and adversely affect us.**

From time to time, the U.S. Congress and state legislatures consider changing laws and enact new laws to further regulate the financial services industry. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, into law. The Dodd-Frank Act will result in sweeping changes in the regulation of financial institutions. As discussed in the section entitled "Business-Regulatory Considerations" of this Report, the Dodd-Frank Act contains numerous provisions that will affect all banks and bank holding companies. The Dodd-Frank Act includes provisions that, among other things:

- change the assessment base for federal deposit insurance from the amount of insured deposits to total consolidated assets less average tangible capital, eliminate the ceiling on the size of the federal deposit insurance fund, and increase the floor of the size of the federal deposit insurance fund;
- repeal the federal prohibitions on the payment of interest on demand deposits, thereby generally permitting the payment of interest on all deposit accounts;
- centralize responsibility for promulgating regulations under and enforcing federal consumer financial protection laws in a new bureau of consumer financial protection;
- require the FDIC to seek to make its capital requirements for banks countercyclical;
- implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions;
- establish new rules and restrictions regarding the origination of mortgages; and
- permit the Federal Reserve to prescribe regulations regarding interchange transaction fees, and limit them to an amount reasonable and proportional to the cost incurred by the issuer for the transaction in question.

Many of these and other provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known. Although we cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on us and our prospects, our target markets and the financial industry more generally, we believe that the Dodd-Frank Act and the regulations promulgated thereunder are likely to impose additional administrative burdens that will obligate us to incur additional expenses.

**We may be required to pay significantly higher FDIC deposit insurance premiums and assessments in the future.**

Recent insured depository institution failures, as well as deterioration in banking and economic conditions, have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio of the Deposit Insurance Fund to historical lows. The FDIC recently increased the designated reserve ratio from 1.25 to 2.00. In addition, the deposit insurance limit on FDIC deposit insurance coverage generally has increased to $250,000, which may result in even larger losses to the Deposit Insurance Fund. These developments have caused an increase to our assessments, and the FDIC may be required to make additional increases to the assessment rates and levy additional special assessments on us. Higher assessments increase our non-interest expense.

Since 2009, our average assessment rates, which also include our assessment for participating in the FDIC's Transaction Account Guarantee Program, increased from 15 basis points to 21 basis points. Additionally, on May 22, 2009, the FDIC announced a final rule imposing a special 5 basis point emergency assessment as of June 30, 2009, payable September 30, 2009, based on assets minus Tier I Capital at June 30, 2009, but the amount of the assessment was capped at 10.00 basis points of domestic deposits. Finally, on November 12, 2009, the FDIC adopted a new rule requiring insured institutions to prepay on December 30, 2009, estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. We prepaid an assessment of $11.5 million, which incorporated a uniform 3.00 basis point increase effective January 1, 2011.

These higher FDIC assessment rates and special assessments have had and will continue to have an adverse impact on our results of operations. Our total FDIC insurance related cost was $6.3 million for the year ended December 31, 2010 compared to $0.8 million for the year ended December 31, 2008. We are unable to predict the impact in future periods, including whether and when additional special assessments will occur.

Higher insurance premiums and assessments increase our costs and may limit our ability to pursue certain business opportunities. We also may be required to pay even higher FDIC premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

**We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from the Bank.**

The Bank is subject to extensive regulation, supervision and examination by the Florida Office of Financial Regulation, the Federal Reserve, and the FDIC. Our compliance with these industry regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, access to capital and brokered deposits and locations of banking offices. In addition, please see "Item 1. Business–About Us–Regulatory Matter" for a discussion regarding the Federal Reserve Resolutions. If we are unable to meet these regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected. The Bank must also meet regulatory capital requirements imposed by our regulators. An inability to meet these capital requirements would result in numerous mandatory supervisory actions and additional regulatory restrictions, and could have a negative impact on our financial condition, liquidity and results of operations.

In addition to the regulations of the Florida Office of Financial Regulation, the Federal Reserve, and the FDIC, as a member of the Federal Home Loan Bank, the Bank must also comply with applicable regulations of the Federal Housing Finance Agency and the Federal Home Loan Bank.

The Bank's activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities. In addition, the Dodd-Frank Act imposes significant additional regulation on our operations. Regulation by all of these agencies is intended primarily for the protection of our depositors and the Deposit Insurance Fund and not for the benefit of our shareowners. A sufficient claim against us under these laws could have a material adverse effect on our results. Please refer to the Section entitled "Business – Regulatory Considerations" of this Report.

**Florida financial institutions, such as the Bank, face a higher risk of noncompliance and enforcement actions with the Bank Secrecy Act and other anti-money laundering statutes and regulations.**

Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control ("OFAC"). Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to the institution's Bank Secrecy Act/Anti-Money Laundering compliance. Consequently, numerous formal enforcement actions have been issued against financial institutions.

In order to comply with regulations, guidelines and examination procedures in this area, the Bank has been required to adopt new policies and procedures and to install new systems. If the Bank's policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, the Bank would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans. In addition, because the Bank operates in Florida, we expect that the Bank will face a higher risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

## Risks Related to Market Events

**Our loan portfolio is heavily concentrated in mortgage loans secured by properties in Florida and Georgia.**

Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Florida and Georgia. As of December 31, 2010, approximately 79% of our loans had real estate as a primary, secondary, or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is extended. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values, such as in today's market, to satisfy the debt, our earnings and capital could be adversely affected.

Additionally, as of December 31, 2010, substantially all of our loans secured by real estate are secured by commercial and residential properties located in Northern Florida and Middle Georgia. The concentration of our loans in this area subjects us to risk that a downturn in the economy or recession in those areas, such as the one the areas are currently experiencing, could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Florida and Georgia, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our operations.

**Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.**

Due to the lack of diversified industry within the markets served by the Bank and the relatively close proximity of our geographic markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of the portfolio has historically been secured with real estate. As of December 31, 2010, approximately 38.2% and 38.8% of our $1.759 billion loan portfolio was secured by commercial real estate and residential real estate (including home equity loans), respectively. As of this same date, approximately 2.5% was secured by property under construction.

The current downturn in the real estate market, the deterioration in the value of collateral, and the local and national economic recessions, have adversely affected our clients' ability to repay their loans. If these conditions persist, or get worse, our clients' ability to repay their loans will be further eroded. In the event we are required to foreclose on a property securing one of our mortgage loans or otherwise pursue our remedies in order to protect our investment, we may be unable to recover funds in an amount equal to our projected return on our investment or in an amount sufficient to prevent a loss to us due to prevailing economic conditions, real estate values and other factors associated with the ownership of real property. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans, and consequently, we would sustain loan losses.

**Future economic growth in our Florida market area is likely to be slower compared to previous years.**

The State of Florida's population growth has historically exceeded national averages. Consequently, the state has experienced substantial growth in population, new business formation, and public works spending. Due to the moderation of economic growth and migration into our market area and the downturn in the real estate market, management believes that growth in our market area will be restrained in the near term. We have experienced an overall slowdown in the origination of residential mortgage loans recently due to the slowing in residential real estate sales activity in our markets. A decrease in existing and new home sales decreases lending opportunities and negatively affects our income. Additionally, if property values continue to decline, this could lead to additional valuation adjustments on our loan portfolios.

**The soundness of other financial institutions could adversely affect us.**

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty, lending, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, could lead to market-wide liquidity problems, losses of depositor, creditor or counterparty confidence and could result in losses or defaults by us or by other institutions. We could experience increases in assets as a result of other banks' difficulties or failure, which would increase the level of capital required to support the incremental growth.

**The fair value of our investments could decline.**

Our investment securities portfolio as of December 31, 2010 has been designated as available-for-sale pursuant to U.S. generally accepted accounting principles relating to accounting for investments. Such principles require that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareowners' equity (net of tax) as accumulated other comprehensive income/loss. At December 31, 2010, we maintained all of our investment securities in the available-for-sale classification.

Shareowners' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The fair value of our investment portfolio may decline, causing a corresponding decline in shareowners' equity.

Management believes that several factors will affect the fair values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

**Concerns of clients over deposit insurance may cause a decrease in our deposits.**

With increased concerns about bank failures, clients are increasingly concerned about the extent to which their deposits are insured by the FDIC. Clients may withdraw deposits from the Bank in an effort to ensure that the amount that they have on deposit at the Bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income.

## Risks Related to an Investment in Our Common Stock

**Our ability to declare and pay dividends is subject to our regulators' approval and restrictions under the terms of the trust preferred securities.**

Under applicable statutes and regulations, the Bank's board of directors, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually, or annually declare and pay dividends to CCBG of up to the aggregate net profits of that period combined with the Bank's retained net profits for the preceding two years and, with the approval of the Florida Office of Financial Regulation and Federal Reserve, declare a dividend from retained net profits which accrued prior to the preceding two years.

The Bank's aggregate net profits for the past two years is significantly less than the dividends declared and paid to CCBG over that same period. In addition, pursuant to the Federal Reserve Resolutions, the Bank must request approval from the Federal Reserve prior to paying any dividends to us. The Bank may not receive the required approvals. Without such approvals, we would not have sufficient cash to continue to pay dividends on shares of our common stock after December 31, 2011. Even if we have sufficient cash to pay the dividend, we must seek prior Federal Reserve approval before paying any dividends.

Dividends paid by the Bank to CCBG also provide cash flow used to service the interest payments on our trust preferred securities. Under the Federal Reserve Resolutions, the Bank must receive approval from the Federal Reserve prior to paying dividends to CCBG, and CCBG must receive approval from the Federal Reserve prior to making distributions (interest payments) on our trust preferred securities. Under the terms of the trust preferred securities notes, we may elect to defer interest payments on the notes for up to five years; however, during such deferment (or if we default) we would be restricted from declaring or paying dividends on our shares of common stock.

Thus, holders of our common stock should understand that future dividends could be further reduced or eliminated. In addition, if we suspend or curtail our dividends, the price of our shares of common stock may decline.

**Limited trading activity for shares of our common stock may contribute to price volatility.**

While our common stock is listed and traded on The NASDAQ Global Select Market, there has been limited trading activity in our common stock. The average daily trading volume of our common stock over the twelve-month period ending December 31, 2010 was approximately 31,174 shares. Due to the limited trading activity of our common stock, relativity small trades may have a significant impact on the price of our common stock.

**Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on its market price.**

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about our business and our Company. We do not have any control over these securities analysts and they may not initiate coverage or continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, our stock price would likely decline. If one or more of these analysts ceases to cover our Company or fails to publish regular reports on us, we could lose visibility in the financial markets, which may cause our stock price or trading volume to decline.

**Our insiders have substantial control over matters requiring shareowner approval, including changes of control.**

Our insiders, who own more than 5% of our common stock, directors, and executive officers, beneficially owned approximately 41.4% of the outstanding shares of our stock as of February 28, 2011. Accordingly, these principal shareowners, directors, and executive officers, if acting together, may be able to influence or control matters requiring approval by our shareowners, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareowners of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

**Our Articles of Incorporation, Bylaws, and certain laws and regulations may prevent or delay transactions you might favor, including a sale or merger of CCBG.**

CCBG is registered with the Federal Reserve as a bank holding company under the BHCA. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the BHCA, and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Provisions of our Articles of Incorporation, Bylaws, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareowner action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. Additionally, our Articles of Incorporation and Bylaws divide our Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. One class is elected each year. The classification of our Board of Directors could make it more difficult for a company to acquire control of us. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareowners. Other provisions in our Articles of Incorporation or Bylaws that may discourage takeover attempts or make them more difficult include:

- Supermajority voting requirements to remove a director from office;
- Provisions regarding the timing and content of shareowner proposals and nominations;
- Supermajority voting requirements to amend Articles of Incorporation unless approval is received by a majority of "disinterested directors";
- Absence of cumulative voting; and
- Inability for shareowners to take action by written consent.

**Your shares of common stock are not an insured deposit.**

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

***Item 1B. Unresolved Staff Comments***

None.

***Item 2. Properties***

We are headquartered in Tallahassee, Florida. Our executive office is in the Capital City Bank building located on the corner of Tennessee and Monroe Streets in downtown Tallahassee. The building is owned by the Bank, but is located on land leased under a long-term agreement.

As of February 28, 2011, the Bank had 70 banking locations. Of the 70 locations, the Bank leases the land, buildings, or both at 9 locations and owns the land and buildings at the remaining 61.

***Item 3. Legal Proceedings***

We are party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on our consolidated results of operations, financial position, or cash flows.

***Item 4. Reserved***

**PART II**

***Item 5. Market for the Registrant's Common Equity, Related Shareowner Matters, and Issuer Purchases of Equity Securities***

*Common Stock Market Prices and Dividends*

Our common stock trades on the NASDAQ Global Select Market under the symbol "CCBG."

The following table presents the range of high and low closing sales prices reported on the NASDAQ Global Select Market and cash dividends declared for each quarter during the past two years. We had a total of 1,768 shareowners of record as of March 1, 2011.

| | 2010 | | | | 2009 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| Common stock price: | | | | | | | | |
| High | $ 14.19 | $ 14.24 | $ 18.25 | $ 14.61 | $ 14.34 | $ 17.10 | $ 17.35 | $ 27.31 |
| Low | 11.56 | 10.76 | 12.36 | 11.57 | 11.00 | 13.92 | 11.01 | 9.50 |
| Close | 12.60 | 12.14 | 12.38 | 14.25 | 13.84 | 14.20 | 16.85 | 11.46 |
| Cash dividends declared per share | 0.10 | 0.10 | 0.10 | 0.19 | 0.19 | 0.19 | 0.19 | 0.19 |

Future payment of dividends will be subject to determination and declaration by our Board of Directors. Florida law limits the amount of dividends that the Bank can pay annually to us. In addition, the Bank must seek approval from our regulators prior to paying any dividends to us. If these approvals are not received, our ability to pay dividends to our shareowners is severely limited. Furthermore, in accordance with the Federal Reserve Resolutions, we must seek regulatory approval from the Federal Reserve before paying any dividends to our shareowners. See subsection entitled "Capital; Dividends; Sources of Strength" and "Dividends" in the Business section on page 11 and the section entitled "Liquidity and Capital Resources – Dividends" -- in Management's Discussion and Analysis of Financial Condition and Operating Results on page 53 and Note 15 in the Notes to Consolidated Financial Statements.

*Performance Graph*

This performance graph compares the cumulative total shareholder return on our common stock with the cumulative total shareholder return of the NASDAQ Composite Index and the SNL Financial LC $1B-$5B Bank Index for the past five years. The graph assumes that $100 was invested on December 31, 2005 in our common stock and each of the above indices, and that all dividends were reinvested. The shareholder return shown below represents past performance and should not be considered indicative of future performance.



Total Return Performance
150
125
100
75
50
25
Index Value
Capital City Bank Group, Inc.
NASDAQ Composite
SNL Bank $1B-$5B
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10


| | *Period Ending* | | | | | |
|---|---|---|---|---|---|---|
| ***Index*** | **12/31/05** | **12/31/06** | **12/31/07** | **12/31/08** | **12/31/09** | **12/31/10** |
| Capital City Bank Group, Inc. | $ 100.00 | $ 105.00 | $ 85.93 | $ 85.37 | $ 46.03 | $ 43.52 |
| NASDAQ Composite | 100.00 | 110.39 | 122.15 | 73.32 | 106.57 | 125.91 |
| SNL $1B-$5B Bank Index | 100.00 | 115.72 | 84.29 | 69.91 | 50.11 | 56.81 |

*Item 6. Selected Financial Data*

| *(Dollars in Thousands, Except Per Share Data* | For the Years Ended December 31, 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Interest Income | $ 110,495 | $ 122,776 | $ 142,866 | $ 165,323 | $ 165,893 |
| Net Interest Income | 97,533 | 105,934 | 108,866 | 112,241 | 119,136 |
| Provision for Loan Losses | 23,824 | 40,017 | 32,496 | 6,163 | 1,959 |
| Net (Loss) Income | (413) | (3,471) | 15,225 | 29,683 | 33,265 |
| **Per Common Share:** | | | | | |
| Basic Net (Loss) Income | $ (0.02) | $ (0.20) | $ 0.89 | $ 1.66 | $ 1.79 |
| Diluted Net (Loss) Income | (0.02) | (0.20) | 0.89 | 1.66 | 1.79 |
| Cash Dividends Declared | 0.49 | 0.76 | 0.74 | 0.71 | 0.66 |
| Book Value | 15.15 | 15.72 | 16.27 | 17.03 | 17.01 |
| **Performance Ratios:** | | | | | |
| Return on Average Assets | (0.02)% | (0.14)% | 0.59% | 1.18% | 1.29% |
| Return on Average Equity | (0.16) | (1.26) | 5.06 | 9.68 | 10.48 |
| Net Interest Margin (FTE) | 4.32 | 4.96 | 4.96 | 5.25 | 5.35 |
| Noninterest Income as % of Operating Revenues | 36.81 | 35.14 | 38.11 | 34.57 | 31.81 |
| Efficiency Ratio | 84.23 | 77.33 | 64.91 | 66.77 | 65.42 |
| **Asset Quality:** | | | | | |
| Allowance for Loan Losses | $ 35,436 | $ 43,999 | $ 37,004 | $ 18,066 | $ 17,217 |
| Allowance for Loan Losses to Loans | 2.01% | 2.30% | 1.89% | 0.95% | 0.86% |
| Nonperforming Assets | 145,286 | 144,052 | 107,842 | 28,163 | 8,731 |
| Nonperforming Assets to Loans + ORE | 8.00 | 7.38 | 5.48 | 1.47 | 0.44 |
| Allowance to Nonperforming Loans | 40.57 | 40.77 | 37.52 | 71.92 | 214.09 |
| Net Charge-Offs to Average Loans | 1.35 | 1.66 | 0.71 | 0.27 | 0.11 |
| **Capital Ratios:** | | | | | |
| Tier 1 Capital Ratio | 13.24% | 12.76% | 13.34% | 13.05% | 14.00% |
| Total Capital Ratio | 14.59 | 14.11 | 14.69 | 14.05 | 14.95 |
| Tangible Capital Ratio | 6.82 | 6.84 | 7.76 | 7.71 | 8.48 |
| Leverage Ratio | 10.10 | 10.39 | 11.51 | 10.83 | 11.30 |
| Equity to Assets Ratio | 9.88 | 9.89 | 11.20 | 11.19 | 12.15 |
| Dividend Pay-Out Ratio | NM | NM | 83.71 | 42.77 | 37.01 |
| **Averages for the Year:** | | | | | |
| Loans, Net | $ 1,829,193 | $ 1,961,990 | $ 1,918,417 | $ 1,934,850 | $ 2,029,397 |
| Earning Assets | 2,294,282 | 2,184,232 | 2,240,649 | 2,183,528 | 2,258,277 |
| Total Assets | 2,644,731 | 2,516,815 | 2,567,905 | 2,507,217 | 2,581,078 |
| Deposits | 2,192,323 | 1,992,429 | 2,066,065 | 1,990,446 | 2,034,931 |
| Shareowners' Equity | 264,679 | 275,545 | 300,890 | 306,617 | 317,336 |
| **Year-End Balances:** | | | | | |
| Loans, Net | $ 1,758,671 | $ 1,915,940 | $ 1,957,797 | $ 1,915,850 | $ 1,999,721 |
| Earning Assets | 2,269,185 | 2,369,029 | 2,156,172 | 2,272,829 | 2,270,410 |
| Total Assets | 2,622,053 | 2,708,324 | 2,488,699 | 2,616,327 | 2,597,910 |
| Deposits | 2,103,976 | 2,258,234 | 1,992,174 | 2,142,344 | 2,081,654 |
| Shareowners' Equity | 259,019 | 267,899 | 278,830 | 292,675 | 315,770 |
| **Other Data:** | | | | | |
| Basic Average Shares Outstanding | 17,075,867 | 17,043,964 | 17,141,454 | 17,909,396 | 18,584,519 |
| Diluted Average Shares Outstanding | 17,076,724 | 17,044,711 | 17,146,914 | 17,911,587 | 18,609,839 |
| Shareowners of Record(1) | 1,768 | 1,778 | 1,756 | 1,750 | 1,805 |
| Banking Locations(1) | 70 | 70 | 68 | 70 | 69 |
| Full-Time Equivalent Associates(1) | 975 | 1,006 | 1,042 | 1,097 | 1,056 |

*(1) As of record date. The record date is on or about March 1st of the following year.*
*NM – Not Meaningful*

## *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's discussion and analysis ("MD&A") provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes included in the Annual Report on Form 10-K. The MD&A is divided into subsections entitled "Business Overview," "Executive Overview," "Results of Operations," "Financial Condition," "Liquidity and Capital Resources," "Off-Balance Sheet Arrangements," "Fourth Quarter, 2010 Financial Results," and "Accounting Policies." The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our performance during 2010 compares with prior years. Throughout this section, Capital City Bank Group, Inc., and its subsidiary, collectively, are referred to as "CCBG," "Company," "we," "us," or "our."

In this MD&A, we present an operating efficiency ratio which is not calculated based on accounting principles generally accepted in the United States ("GAAP"), but that we believe provides important information regarding our results of operations. Our calculation of the operating efficiency ratio is computed by dividing noninterest expense less intangible amortization and merger expenses, by the sum of tax equivalent net interest income and noninterest income. Management uses this non-GAAP measure as part of its assessment of its performance in managing noninterest expenses. We believe that excluding intangible amortization and merger expenses in our calculations better reflect our periodic expenses and is more reflective of normalized operations.

Although we believe the above-mentioned non-GAAP financial measure enhances investors' understanding of our business and performance this non-GAAP financial measure should not be considered an alternative to GAAP. In addition, there are material limitations associated with the use of this non-GAAP financial measure such as the risks that readers of our financial statements may disagree as to the appropriateness of items included or excluded in this measure and that our measure may not be directly comparable to other companies that calculate this measure differently. Our management compensates for this limitation by providing a detailed reconciliation between GAAP information and the non-GAAP financial measure as detailed below.

Reconciliation of operating efficiency ratio to efficiency ratio:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Efficiency ratio | 85.95% | 79.77% | 68.09% |
| Effect of intangible amortization and merger expenses | (1.72)% | (2.44)% | (3.19)% |
| Operating efficiency ratio | 84.23% | 77.33% | 64.91% |

## CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including this MD&A section, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Introductory Note and *Item 1A Risk Factors* of this Annual Report for a discussion of factors that could cause our actual results to differ materially from those in the forward-looking statements.

However, other factors besides those listed in *Item 1A Risk Factors* or discussed in this Annual Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

## BUSINESS OVERVIEW

### Our Business

We are a bank holding company headquartered in Tallahassee, Florida, and we are the parent of our wholly-owned subsidiary, Capital City Bank (the "Bank" or "CCB"). The Bank offers a broad array of products and services through a total of 70 full-service offices located in Florida, Georgia, and Alabama. The Bank offers commercial and retail banking services, as well as trust and asset management, retail securities brokerage and data processing services.

Our profitability, like most financial institutions, is dependent to a large extent upon net interest income, which is the difference between the interest received on earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. Results of operations are also affected by the provision for loan losses, operating expenses such as salaries and employee benefits, occupancy and other operating expenses including income taxes, and noninterest income such as service charges on deposit accounts, asset management and trust fees, retail securities brokerage fees, mortgage banking fees, bank card fees, and data processing fees.

Much of our lending operations are within the State of Florida, which has been particularly hard hit in the current economic recession. Evidence of the economic downturn in Florida is particularly reflected in current unemployment statistics and realization of real estate property devaluation. According to the U.S. Department of Labor, the Florida unemployment rate (seasonally adjusted) at December 2010 increased to 12.0% from 11.8% at the end of 2009 and 7.6% at the end of 2008. While our Florida markets have generally realized an unemployment rate below the Florida rate, they have been adversely impacted as evidenced by layoffs and business closings, as well as wealth reduction due to depressed markets. Real estate property valuations have also been depressed during the economic downturn as evidenced by our higher level of problem assets and credit related costs. An extended continuation of the recession in Florida would likely exacerbate the adverse effects of these difficult market conditions on our clients, which may have a negative impact on our financial results.

### Strategic Review

Our philosophy is to grow and prosper, building long-term client relationships based on quality service, high ethical standards, and safe and sound banking practices. We maintain a locally oriented, community-based focus, which is augmented by experienced, centralized support in select specialized areas. Our local market orientation is reflected in our network of banking office locations, experienced community executives with a dedicated President for each market, and community boards which support our focus on responding to local banking needs. We strive to offer a broad array of sophisticated products and to provide quality service by empowering associates to make decisions in their local markets.

We have sought to build a franchise in small-to medium-sized, less competitive markets, located on the outskirts of the larger metropolitan markets where we are positioned as a market leader. Many of our markets are on the outskirts of these larger markets in close proximity to major interstate thoroughfares such as Interstates I-10 and I-75. Our three largest markets are Tallahassee (Leon-Florida), Gainesville (Alachua-Florida), and Macon (Bibb-Georgia). In 14 of 20 markets in Florida and 3 of 5 markets in Georgia, we rank within the top 4 in terms of market share. Furthermore, in the counties in which we operate, we maintain an average 8.35% market share in the Florida counties and 5.71% in the Georgia counties, suggesting that there is significant opportunity to grow market share within these geographic areas. The major employers in these markets are state and local governments, healthcare providers, education institutions, and small businesses. While we realize that the markets in our footprint do not provide for a level of potential growth that the larger metropolitan markets may provide, our markets do provide good growth dynamics and have historically grown in excess of the national average. We strive to provide value added services to our clients by being their banker, not just a bank. This element of our strategy enables us to distinguish Capital City Bank Group from our competitors and was memorialized during 2009 and 2010 in our "More Than Your Bank, Your Banker" advertising campaign.

Our long-term vision is to profitably expand our franchise through a combination of organic growth in existing markets and acquisitions. We have long understood that our core deposit funding base is a predominant driver in our profitability and overall franchise value and have focused extensively on this component of our organic growth efforts in recent years. While we have not been an active acquirer of banks since 2005, this component of our strategy is still in place and we continue to evaluate opportunities and perform due diligence related to potential transactions. During the period 2005-2008, unreasonable pricing expectations prevented us from consummating an acquisition. Since 2008, economic conditions and lack of visibility into credit quality of potential targets have kept us out of the acquisition market. We have conducted due diligence on potential targets during this time, including FDIC assisted transactions opportunities, but to date we have not chosen to pursue an FDIC assisted transaction because we have not identified an opportunity that fit into our strategy from both a financial and strategic perspective. High risk and volatile funding sources within these institutions as well as diversion of our management's attention were also factors that have caused us to not aggressively pursue these opportunities.

Potential acquisition growth will continue to be focused on Florida, Georgia, and Alabama with a particular focus on financial institutions located on the outskirts of larger, metropolitan areas. Five markets have been identified, four in Florida and one in Georgia, in which management will proactively pursue expansion opportunities. These markets include Alachua, Marion, Hernando and Pasco counties in Florida, the western panhandle of Florida, and Bibb and surrounding counties in central Georgia. We will also continue to evaluate de novo expansion opportunities in attractive new markets in the event that acquisition opportunities are not feasible. Other expansion opportunities that will be evaluated include asset management and mortgage banking. Embedded in our acquisition strategy is our desire to partner with institutions that are culturally similar, have experienced management, and possess either established market presence or have potential for improved profitability through growth, economies of scale, or expanded services. Generally, these target institutions will range in asset size from $100 million to $400 million. Our ability to expand, however, may be restricted by the Federal Reserve Resolutions (See Item 1. Business-About Us-Regulatory Matter).

## EXECUTIVE OVERVIEW

Continuation of a difficult economic environment again impacted our earnings for 2010 as we realized a net loss of $0.4 million, or $0.02 per diluted share compared to a net loss of $3.5 million, or $0.20 per diluted share for 2009. Despite the challenging operating environment, we continue to operate from a position of strength as evidenced by our solid capital and liquidity positions and the fact that we were not a TARP participant and have not raised capital. During 2010, we were focused on reducing our problem assets and stabilizing overall loan portfolio quality, managing our funding mix, controlling operating costs, and enhancing our risk management practices. These efforts gained traction by mid-year resulting in improved performance and encouraging operating trends. We also implemented several initiatives to position the business for growth as the economy and industry emerge from the recession.

Regulatory and financial reform was a focal point during 2010 and is likely to result in significant changes to the financial services industry. The ultimate impact to us and the financial services industry remains largely to be determined, but we believe that it will be manageable. Furthermore, while we expect the competitive landscape to change as a result of these reforms, we believe we are well positioned to capitalize on both organic and acquisition related growth opportunities.

We see 2011 as challenging as the economy continues to be sluggish, loan demand remains soft, and unemployment levels remain elevated. We believe that the strong foundation we have created coupled with our client-focused execution, strength of our position within our markets, and efforts to improve our operating efficiency, positions us well for the future.

Key components of our 2010 financial performance are summarized below:

### Results of Operations

- For 2010, tax equivalent net interest income declined $9.3 million, or 8.5%, to $99.0 million due to a reduction in loan balances, lower earning asset yields, and higher level of foregone interest and lower loan fees, partially offset by a lower cost of funds for deposits. Our net interest margin of 4.32% for 2010 was 64 basis points lower than 2009 reflecting an unfavorable shift in the mix of our earning assets and lower yields. Throughout the year, we managed our deposit mix and pricing to offset the lower earning asset yields and began deploying excess liquidity into the higher yielding investment portfolio.

- We recorded a loan loss provision of $23.8 million for 2010 compared to $40.0 million in 2009 reflecting a lower level of impaired loans, a slowing of problem loan inflow, and other stabilizing trends within our loan portfolio. Costs related to our other real estate owned ("OREO") properties were a significant driver of our performance in 2010 and totaled $14.9 million versus $7.6 million in 2009, which reflects an increase in properties owned, their related carrying costs, and periodic valuation write-downs.

- For the full year 2010, noninterest income declined $0.6 million, or 1.0%, from 2009 primarily attributable to lower deposit fees of $1.6 million. The reduction in deposit fees reflects a lower level of overdraft fees attributable to current economic conditions and a higher level of consumer awareness, which has impacted consumer and business spending habits, as well as the recent implementation of new rules under Regulation E. Overall, the impact of Regulation E was not as significant as expected.

- Noninterest expense increased $1.8 million, or 1.4% in 2010 due primarily to higher expense for OREO properties of $7.3 million and FDIC insurance costs of $1.2 million, which was partially offset by lower expense for compensation of $2.3 million, printing and supplies of $0.4 million, advertising of $0.4 million, intangible amortization expense of $1.4 million, professional fees of $0.2 million, interchange fees of $1.0 million, and the impact of reversing our Visa litigation reserve of $0.8 million.

**Financial Condition**

- Average earning assets for 2010 were approximately $2.294 billion, representing an increase of $110.0 million, or 5.0%, over 2009 funded by deposit growth of $199.9 million, or 10.0%, reflecting our efforts to further build our core deposit franchise. The overall mix of earning assets changed year over year as loan balances declined by $132.8 million attributable to soft loan demand and the impact of loans migrating to OREO status as well as loan charge-offs.

- We maintained a strong funds sold position during 2010 due to average deposit growth of approximately $200.0 million for the year and the impact of soft loan demand and loan portfolio run-off. A portion of our funds sold position was deployed into the investment portfolio during the second half of the year.

- Nonperforming assets totaled $145.3 million at year-end 2010, slightly higher than our year-end 2009 total of $144.1 million. During the year, nonperforming assets reached a high of $153.7 million at the end of the first quarter, and declined gradually for the remainder of the year reflecting our significant resources allocated to resolution efforts as well as improvement in market activity.

- Our allowance for loan losses at year-end 2010 was $35.4 million (2.01% of loans) and provided coverage of 41% of nonperforming loans compared to $44.0 million (2.30% of loans) and 41% of nonperforming loans at year-end 2009.

- Shareowners' equity declined by $8.9 million from $267.9 million at December 31, 2009 to $259.0 million at December 31, 2010. We continue to maintain a strong capital base as evidenced by a risk based capital ratio of 14.59% and a tangible common equity ratio of 6.82% compared to 14.11% and 6.84%, respectively, at year-end 2009. Despite challenging market conditions, we paid cash dividends totaling $8.4 million, or $0.49 per share, in 2010.

**RESULTS OF OPERATIONS**

For 2010, we realized a net loss of $0.4 million, or $0.02 per diluted share compared to a net loss of $3.5 million, or $0.20 per diluted share, in 2009, and net income of $15.2 million, or $0.89 per diluted share in 2008.

The improvement in earnings for 2010 was due to a lower loan loss provision of $16.2 million, partially offset by an $8.4 million reduction in net interest income, lower noninterest income of $0.6 million, higher noninterest expense of $1.8 million, as well as a lower income tax benefit of $2.3 million.

For 2009, the decline in earnings compared to 2008 reflects a higher loan loss provision of $7.5 million, lower net interest income of $2.9 million, lower noninterest income of $9.6 million, and higher noninterest expense of $10.6 million, partially offset by a lower income tax provision of $12.0 million. 2008 earnings included a $6.25 million pre-tax gain from the sale of our merchant services portfolio and a $2.4 million pre-tax gain from the redemption of Visa, Inc. shares related to its initial public offering.

A condensed earnings summary for the last three years is presented in Table 1 below:

**Table 1**
**CONDENSED SUMMARY OF EARNINGS**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| *(Dollars in Thousands, Except Per Share Data)* | 2010 | 2009 | 2008 |
| **Interest Income** | $ 110,495 | $ 122,776 | $ 142,866 |
| Taxable Equivalent Adjustments | 1,447 | 2,296 | 2,482 |
| **Total Interest Income (FTE)** | 111,942 | 125,072 | 145,348 |
| Interest Expense | 12,962 | 16,842 | 34,000 |
| **Net Interest Income (FTE)** | 98,980 | 108,230 | 111,348 |
| Provision for Loan Losses | 23,824 | 40,017 | 32,496 |
| **Taxable Equivalent Adjustments** | 1,447 | 2,296 | 2,482 |
| Net Interest Income After Provision for Loan Losses | 73,709 | 65,917 | 76,370 |
| **Noninterest Income** | 56,825 | 57,391 | 67,040 |
| Noninterest Expense | 133,916 | 132,115 | 121,472 |
| **(Loss) Income Before Income Taxes** | (3,382) | (8,807) | 21,938 |
| Income Tax (Benefit) Expense | (2,969) | (5,336) | 6,713 |
| **Net (Loss) Income** | $ (413) | $ (3,471) | $ 15,225 |
| | | | |
| **Basic Net (Loss) Income Per Share** | $ (0.02) | $ (0.20) | $ 0.89 |
| Diluted Net (Loss) Income Per Share | $ (0.02) | $ (0.20) | $ 0.89 |

**Net Interest Income**

Net interest income represents our single largest source of earnings and is equal to interest income and fees generated by earning assets, less interest expense paid on interest bearing liabilities. We provide an analysis of our net interest income, including average yields and rates in Tables 2 and 3. We provide this information on a "taxable equivalent" basis to reflect the tax-exempt status of income earned on certain loans and investments, the majority of which are state and local government debt obligations.

In 2010, our taxable equivalent net interest income decreased $9.3 million, or 8.5%. This follows a decrease of $3.1 million, or 2.8%, in 2009, and a decrease of $3.3 million, or 2.9%, in 2008. The decrease in our taxable equivalent net interest income in 2010 resulted from a reduction in loans outstanding, lower earning assets yields reflecting unfavorable asset repricing, higher foregone interest and lower loan fees, partially offset by the lower costs of funds for deposits.

For the year 2010, taxable equivalent interest income declined $13.2 million, or 10.5% from 2009 and $20.3 million, or 13.9% in 2009 over 2008. As compared to 2009, taxable equivalent interest income was impacted by the reduction in loans outstanding, lower earning assets yields reflecting unfavorable asset repricing, higher foregone interest and lower loan fees.

These factors produced an 85 basis point decline in the yield on earning assets, which decreased from 5.73% in 2009 to 4.88% for 2010. This compares to a 75 basis point decline in 2009 over 2008.

Interest expense decreased $3.9 million, or 23.0% from 2009, and $17.2 million, or 50.0% in 2009 over 2008. The decline in interest expense in 2010 resulted from a reduction in the rates on certificates of deposit which were significantly reduced in all markets, as well as a net reduction in the rates for our variable rate subordinated notes. The reduction in 2009 from 2008 was primarily a result of lower rates in all deposit products.

The average rate paid on interest bearing liabilities decreased 21 and 75 basis points compared to 2009 and 2008, respectively, reflecting the factors mentioned above.

Strong deposit growth experienced in the latter half of 2009 and the first half of 2010 improved our liquidity position, but has also adversely impacted our margin in the short term as a significant portion of this growth is currently invested in overnight funds.

Our interest rate spread (defined as the taxable equivalent yield on average earning assets less the average rate paid on interest bearing liabilities) decreased 59 basis points in 2010 compared to 2009 and increased 17 basis points in 2009 compared to 2008. The decrease in 2010 was primarily attributable to the adverse impact of lower rates and higher foregone interest which more than offset the repricing of our deposit base.

Our net interest margin (defined as taxable equivalent interest income less interest expense divided by average earning assets) of 4.32% in 2010 was 64 basis points lower than the 4.96% recorded in both 2009 and 2008, respectively. In 2010, compared to 2009, the yield on earning assets declined 85 basis points and was partially offset by a decline in the cost of funds of 21 basis points resulting in the year-over-year change in margin.

Continued pressure on asset repricing and an unfavorable shift in our earning asset mix resulted in a net interest margin of 4.41% for the fourth quarter of 2010, which represents a decline of 18 basis points over the fourth quarter of 2009. Although down from the fourth quarter of 2009, the net interest margin improved three basis points from the linked quarter, which marked the third consecutive quarterly improvement in the net interest margin.

Throughout 2009 and 2010, historically low interest rates (essentially setting a floor on deposit repricing), foregone interest, lower loan fees, unfavorable asset repricing without the flexibility to significantly adjust deposit rates and core deposit growth (which has strengthened our liquidity position, but contributed to an unfavorable shift in our earning asset mix), have all placed pressure on our net interest margin. Our current strategy as well as historically, is to not accept greater interest rate risk by reaching further out the curve for yield, particularly given the fact that short term rates are at historical lows. We continue to maintain short duration portfolios on both sides of the balance sheet and believe we are well positioned to respond to changing market conditions. Over time, this strategy has produced fairly consistent outcomes and a net interest margin that is significantly above peer comparisons. Given the unfavorable asset repricing and low rate environment, we anticipate continued pressure on the margin during 2011.

**Table 2**
**AVERAGE BALANCES AND INTEREST RATES**

| (Taxable Equivalent Basis - Dollars in Thousands) | 2010 | | | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Balance | Interest | Rate | Balance | Interest | Rate | Balance | Interest | Rate |
| **ASSETS** | | | | | | | | | |
| Loans, Net of Unearned Interest(1)(2) | $ 1,829,193 | $ 106,342 | 5.81% | $ 1,961,990 | $ 118,186 | 6.02% | $ 1,918,417 | $ 133,457 | 6.96% |
| Taxable Investment Securities | 126,078 | 2,681 | 2.12 | 83,648 | 2,698 | 3.22 | 93,149 | 3,889 | 5.04 |
| Tax-Exempt Investment Securities(2) | 90,352 | 2,332 | 2.58 | 105,683 | 4,106 | 3.88 | 97,010 | 4,893 | 4.16 |
| Funds Sold | 248,659 | 587 | 0.23 | 32,911 | 82 | 0.25 | 132,073 | 3,109 | 2.32 |
| Total Earning Assets | 2,294,282 | 111,942 | 4.88% | 2,184,232 | 125,072 | 5.73% | 2,240,649 | 145,348 | 6.48% |
| Cash & Due From Banks | 51,883 | | | 76,107 | | | 82,410 | | |
| Allowance for Loan Losses | (40,717) | | | (42,331) | | | (23,015) | | |
| Other Assets | 339,283 | | | 298,807 | | | 267,861 | | |
| TOTAL ASSETS | $ 2,644,731 | | | $ 2,516,815 | | | $ 2,567,905 | | |
| **LIABILITIES** | | | | | | | | | |
| NOW Accounts | $ 863,719 | $ 1,406 | 0.16% | $ 711,753 | $ 1,039 | 0.15% | $ 743,327 | $ 7,454 | 1.00% |
| Money Market Accounts | 320,786 | 1,299 | 0.41 | 320,531 | 1,288 | 0.40 | 374,278 | 5,242 | 1.40 |
| Savings Accounts | 131,945 | 65 | 0.05 | 121,582 | 60 | 0.05 | 116,413 | 121 | 0.10 |
| Other Time Deposits | 413,428 | 5,875 | 1.42 | 420,198 | 8,198 | 1.95 | 424,748 | 14,489 | 3.41 |
| Total Interest Bearing Deposits | 1,729,878 | 8,645 | 0.50% | 1,574,064 | 10,585 | 0.67% | 1,658,766 | 27,306 | 1.65% |
| Short-Term Borrowings | 27,864 | 159 | 0.57 | 79,321 | 291 | 0.36 | 61,181 | 1,157 | 1.88 |
| Subordinated Notes Payable | 62,887 | 2,008 | 3.15 | 62,887 | 3,730 | 5.85 | 62,887 | 3,735 | 5.84 |
| Other Long-Term Borrowings | 51,767 | 2,150 | 4.15 | 51,973 | 2,236 | 4.30 | 39,735 | 1,802 | 4.54 |
| Total Interest Bearing Liabilities | 1,872,396 | 12,962 | 0.69% | 1,768,245 | 16,842 | 0.95% | 1,822,569 | 34,000 | 1.87% |
| Noninterest Bearing Deposits | 462,445 | | | 418,365 | | | 407,299 | | |
| Other Liabilities | 45,211 | | | 54,660 | | | 37,147 | | |
| TOTAL LIABILITIES | 2,380,052 | | | 2,241,270 | | | 2,267,015 | | |
| **SHAREOWNERS' EQUITY** | | | | | | | | | |
| TOTAL SHAREOWNERS' EQUITY | 264,679 | | | 275,545 | | | 300,890 | | |
| TOTAL LIABILITIES & EQUITY | $ 2,644,731 | | | $ 2,516,815 | | | $ 2,567,905 | | |
| Interest Rate Spread | | | 4.19% | | | 4.78% | | | 4.61% |
| Net Interest Income | | $ 98,980 | | | $ 108,230 | | | $ 111,348 | |
| Net Interest Margin(3) | | | 4.32% | | | 4.96% | | | 4.96% |

(1) *Average balances include nonaccrual loans. Interest income includes loan fees of $1.5 million, $1.6 million, and $2.3 million in 2010, 2009, and 2008, respectively.*
(2) *Interest income includes the effects of taxable equivalent adjustments using a 35% tax rate.*
(3) *Taxable equivalent net interest income divided by average earning assets.*

**Table 3**
**RATE/VOLUME ANALYSIS** (1)

| | 2010 Changes From 2009 | | | | 2009 Changes From 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Due to Average | | | | Due to Average | |
| *(Taxable Equivalent Basis - Dollars in Thousands)* | Total | Calendar(3) | Volume | Rate | Total | Calendar(3) | Volume | Rate |
| Earnings Assets: | | | | | | | | |
| **Loans, Net of Unearned Interest**(2) | $ (11,844) | $ - | $ (7,362) | $ (4,482) | $ (15,271) | $ (365) | $ 2,491 | $ (17,397) |
| Investment Securities: | | | | | | | | |
| **Taxable** | (17) | - | 753 | (770) | (1,191) | (11) | (483) | (697) |
| Tax-Exempt(2) | (1,774) | - | (596) | (1,178) | (787) | (13) | 439 | (1,213) |
| **Funds Sold** | 505 | - | 536 | (31) | (3,027) | (8) | (2,368) | (651) |
| **Total** | (13,130) | - | (6,669) | (6,461) | (20,276) | (397) | 79 | (19,958) |
| **Interest Bearing Liabilities:** | | | | | | | | |
| NOW Accounts | 366 | - | 222 | 144 | (6,415) | (21) | (316) | (6,078) |
| **Money Market Accounts** | 12 | - | 1 | 11 | (3,954) | (14) | (753) | (3,187) |
| Savings Accounts | 5 | - | 5 | - | (61) | - | 4 | (65) |
| **Time Deposits** | (2,323) | - | (132) | (2,191) | (6,291) | (40) | (155) | (6,096) |
| Short-Term Borrowings | (132) | - | (218) | 86 | (866) | (3) | 227 | (1,090) |
| **Subordinated Notes Payable** | (1,722) | - | - | (1,722) | (5) | (10) | - | 5 |
| Long-Term Borrowings | (86) | - | (9) | (77) | 434 | (5) | 555 | (116) |
| Total | (3,880) | - | (131) | (3,749) | (17,158) | (93) | (438) | (16,627) |
| Changes in Net Interest Income | $ (9,250) | $ - | $ (6,538) | $ (2,712) | $ (3,118) | $ (304) | $ 517 | $ (3,331) |

(1) *This table shows the change in taxable equivalent net interest income for comparative periods based on either changes in average volume or changes in average rates for earning assets and interest bearing liabilities. Changes which are not solely due to volume changes or solely due to rate changes have been attributed to rate changes.*

(2) *Interest income includes the effects of taxable equivalent adjustments using a 35% tax rate to adjust interest on tax-exempt loans and securities to a taxable equivalent basis.*

(3) *Reflects difference in 365 day year (2010 and 2009) versus 366 day year (2008).*

**Provision for Loan Losses**

The provision for loan losses was $23.8 million in 2010, compared to $40.0 million in 2009 and $32.5 million in 2008. The decline in the provision for 2010 reflects lower impaired loan reserves as well as other stabilizing trends within the loan portfolio, including improved loan delinquency trends, slowing of problem loan inflow, and a reduction in our problem loan portfolio. The balance of our impaired loans declined for the last three quarters in 2010 and totaled $87.8 million at year-end 2010 compared to $112.0 million at year-end 2009. Inflow into the impaired loan category slowed significantly year over year.

The increase in the provision for 2009 was attributable to a higher level of impaired loan reserves reflective of growth in the level of nonperforming loans due to weaker economic and real estate market conditions. Activity within our real estate markets slowed significantly in 2008 which resulted in declining property values, particularly vacant residential land. Higher unemployment drove higher default and loss rates within our residential real estate and consumer loan portfolios, which significantly impacted the 2009 and 2008 loan loss provisions.

**Noninterest Income**

Noninterest income totaled $56.8 million in 2010, $57.4 million in 2009, and $67.0 million in 2008. For 2010, the $0.6 million decline was driven by lower deposit fees of $1.6 million and other income of $0.9 million, partially offset by higher asset management fees of $0.3 million, mortgage banking fees of $0.2 million, retail brokerage fees of $0.2 million, and bank card fees totaling $1.3 million.

For 2009, the $9.6 million decrease was primarily due to one-time transactions in 2008, including a $6.25 million pre-tax gain from the sale of our merchant services portfolio and a $2.4 million pre-tax gain from the redemption of Visa shares. The sale of our merchant services portfolio resulted in the retention of one client who we continued to process for until mid-2010. Merchant fees declined by $1.2 million in 2010 and $3.2 million in 2009 reflecting the aforementioned sale. The processing costs related to servicing our merchant portfolio were also substantially reduced during this same time period resulting in minimal impact on our net income for all respective years. We discuss this matter further below.

Noninterest income as a percent of total operating revenues (net interest income plus noninterest income) was 36.8% in 2010, 35.1% in 2009, and 38.1% in 2008. The improvement in this metric for 2010 was driven by the lower level of net interest income in relation to total operating revenues. The decline in this metric for 2009 was primarily attributable to the two aforementioned gains totaling $8.65 million.

For 2011, we expect our data processing fees will be reduced due to the loss of two client banks that were taken into receivership by the FDIC during the later part of 2010. We anticipate that the conversion of these two clients to a new processor will take place early in the second quarter of 2011 and that the annualized impact on our noninterest income will approximate $1.2 million. In addition, we expect our bank card fees to be negatively impacted once final rules are completed regarding the regulation of interchange fees by the Federal Reserve. We continue to monitor the proposed rulemaking regarding interchange fees, but cannot ascertain its impact on our bank card fees at this time. We discuss both of these matters in further detail below.

The table below reflects the major components of noninterest income.

| *(Dollars in Thousands)* | For the Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Noninterest Income: | | | |
| Service Charges on Deposit Accounts | $ 26,500 | $ 28,142 | $ 27,742 |
| Data Processing Fees | 3,610 | 3,628 | 3,435 |
| Asset Management Fees | 4,235 | 3,925 | 4,235 |
| Retail Brokerage Fees | 2,820 | 2,655 | 2,399 |
| Securities Transactions | 8 | 10 | 125 |
| Mortgage Banking Fees | 2,948 | 2,699 | 1,623 |
| Interchange Fees(1) | 5,077 | 4,432 | 4,165 |
| Gain on Sale of Portion of Merchant Services Portfolio | - | - | 6,250 |
| ATM/Debit Card Fees(1) | 4,123 | 3,515 | 2,988 |
| Other | 7,504 | 8,385 | 14,078 |
| Total Noninterest Income | $ 56,825 | $ 57,391 | $ 67,040 |

*(1) Together called "Bank Card Fees"*

Various significant components of noninterest income are discussed in more detail below.

*Service Charges on Deposit Accounts*. For 2010, deposit service charge fees totaled $26.5 million, a decline of $1.6 million, or 5.8%, from 2009 attributable to a lower level of overdraft fees partially offset by a lower level of overdraft charge-offs. The reduction in overdraft fees is reflective of current economic conditions and a higher level of consumer awareness that has both impacted consumer and business spending habits. The implementation of new rules under Regulation E, which regulate our ability to post one-time debit card/ATM transactions for clients who have not opted in to our overdraft protection service, also contributed to the unfavorable variance in overdraft fees. While the new overdraft rules set forth in Regulation E did reduce our recurring revenues from our overdraft protection products, the impact was mitigated due to a higher than expected opt-in rate reflecting the value of this service to our client base. We project the annual impact attributable to the implementation of Regulation E to be nominal and in the range of a 2%-4% deviation from our historical norm for total annual overdraft fees of $21.4 million, $23.6 million, and $23.5 million, for 2010, 2009, and 2008, respectively. We do not expect the trend noted in 2010 related to the reduced level of overdraft charge-offs to continue at the level realized in the current year. In 2009, the $400,000, or 1.4%, increase in deposit service charge fees primarily reflects a lower level of overdraft charge-offs relative to 2008.

*Data Processing Fees*. In 2010, data processing fees declined by $18,000, or 0.5%, compared to an increase of $193,000, or 5.6%, for 2009. Lower processing volume for a large state government item processing contract was the primary reason for the decline. During 2010, we maintained processing arrangements with seven banks and five government agencies. One of the government agency clients represents approximately 28% of our total data processing fees revenue. We have performed item processing for this agency for approximately 30 years – the processing contract is generally subject to renewal every three years. During the fourth quarter of 2010, we received notification that two of our bank clients were taken into receivership by the FDIC. We anticipate that these two clients will migrate to a new processor early in the second quarter of 2011 and that the annualized impact on our data processing fees will approximate $1.2 million.

*Asset Management Fees*. In 2010, asset management fees increased by $310,000, or 7.9%, versus a decline of $310,000, or 7.3%, in 2009. At year-end 2010, assets under management totaled $744.9 million, reflecting an increase of $38.1 million, or 5.4% from 2009. At year-end 2009, assets under management totaled $706.8 million, reflecting a decline of $42.1 million, or 6.3% from 2008. The increase in fees for 2010 is due to higher asset valuations for managed accounts – fees for these accounts are based on a percentage of asset value. The decline in 2009 reflects lower asset valuations for managed accounts and to a lesser extent a lower level of estate management fees.

*Retail Brokerage Fees*. Fees from the sale of retail investment and insurance products increased $165,000, or 5.9%, in 2010 compared to $256,000, or 10.7%, in 2009. The increase for both periods reflects higher trading volume as well as more active financial planning by our clients due to more stable market conditions. Retail brokerage fees are significantly impacted by both market conditions and investor sentiment.

*Mortgage Banking Revenues*. Mortgage banking fees increased $249,000, or 8.4% in 2010 and $1.1 million, or 66.3% in 2009. The increase for 2010 was driven by a higher level of new loan production as well as an increase in FHA loan production which provides a greater profit margin. A higher level of refinancing activity was the primary reason for the increase in 2009. Both 2009 and 2010 loan production benefited from favorable personal income tax incentives for first-time home buyers. We generally sell all fixed rate residential loan production into the secondary market. Market conditions, housing activity, the level of interest rates, and the percent of our fixed rate production have significant impacts on our mortgage banking fees.

*Gain on the Sale of Merchant Services Portfolio*. On July 31, 2008, we sold a portion of the Bank's merchant services portfolio resulting in a pre-tax gain of $6.25 million. We retained one merchant account which continued to be serviced by the Bank until mid-2010.

*Bank Card Fees*. Bank card fees (including interchange fees and ATM/debit card fees) increased $1.3 million, or 13.6%, in 2010 and $794,000, or 11.1% in 2009. The increase for 2010 reflects the impact of a new client reward program implemented in early 2010 and higher card activation and utilization from our business debit card product. A higher level of foreign ATM fees related to a fee change in early 2010 also contributed to the favorable variance in 2010. The increase in 2009 was primarily driven by increased card activation and utilization of our business debit card product and an increase in the number of cards issued to new transaction account clients. Legislation passed in 2010 under the Dodd-Frank Act is expected to impact interchange rates related to debit cards once final regulations are passed by the Federal Reserve. While we expect this to potentially reduce the level of our recurring bank card fees, there are many factors to review and consider in determining its prospective impact on us as well as how we will respond to these changes. At this time, the impact cannot be ascertained, but in response we have begun a review of potential changes to our deposit account product and fee structure to mitigate its potential negative impact.

*Other*. Other noninterest income decreased $0.9 million, or 10.5%, in 2010 and $5.7 million, or 40.4% in 2009. The decline for both periods reflects a reduction in merchant fees due to the sale of our merchant services portfolio in August 2008. Merchant fees totaled $1.1 million in 2010, $2.4 million in 2009, and $5.5 million in 2008. After the sale of the portfolio, we continued to service one of our larger remaining clients until mid-2010 at which time this client migrated to another processor. The reduction in this revenue source is substantially offset by a reduction in processing costs which is reflected in noninterest expense (interchange fees) – the prospective impact on net income due to the sale of the merchant portfolio is not material. For 2008, other income reflects the impact of a $2.4 million pre-tax gain from the redemption of our Visa shares related to its initial public offering.

**Noninterest Expense**

Noninterest expense totaled $133.9 million in 2010 compared to $132.1 million in 2009 and $121.5 million in 2008. For 2010, the $1.8 million increase reflects higher expense for OREO properties of $7.3 million and FDIC insurance fees of $1.2 million, that was partially offset by lower expense for compensation of $2.3 million, printing and supplies of $0.4 million, advertising of $0.4 million, intangible amortization expense of $1.4 million, professional fees of $0.2 million, and interchange fees of $1.0 million. Noninterest expense for 2010 also reflects the reversal of our remaining Visa litigation reserve which totaled approximately $0.8 million, which had the effect of reducing noninterest expense.

For 2009, the $10.6 million increase was primarily due to higher legal fees of $1.7 million, OREO expenses of $5.7 million, pension expense of $2.8 million, and FDIC insurance fees of $3.8 million. The variance for 2009 was also impacted by the reversal of $1.1 million of our Visa litigation reserve. These increases were partially offset by lower intangible amortization of $1.6 million and interchange fees of $2.6 million.

For 2010 and 2009, we realized an elevated level of costs related to the management and resolution of problem assets and we expect an elevated level of costs to continue in 2011. These costs are primarily related to legal fees to support the collection of loans and OREO properties, OREO carrying costs and valuation write-downs. In addition, our FDIC insurance fees have been elevated reflective of revisions to the rate structure over the past two years by the FDIC and an increase in total deposit base. We continue to review and evaluate opportunities to offset the impact of these increased costs and to improve our overall efficiency ratio.

The table below reflects the major components of noninterest expense.

| *(Dollars in Thousands)* | For the Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Noninterest Expense: | | | |
| Salaries | $ 50,102 | $ 50,494 | $ 50,581 |
| Associate Benefits | 12,653 | 14,573 | 11,250 |
| Total Compensation | 62,755 | 65,067 | 61,831 |
| Premises | 10,010 | 9,798 | 9,729 |
| Equipment | 8,929 | 9,096 | 9,902 |
| Total Occupancy | 18,939 | 18,894 | 19,631 |
| Legal Fees | 4,301 | 3,975 | 2,240 |
| Professional Fees | 4,338 | 4,501 | 4,083 |
| Processing Services | 3,651 | 3,591 | 3,921 |
| Advertising | 2,905 | 3,285 | 3,609 |
| Travel and Entertainment | 958 | 1,123 | 1,390 |
| Printing and Supplies | 1,455 | 1,882 | 1,977 |
| Telephone | 2,059 | 2,227 | 2,522 |
| Postage | 1,650 | 1,711 | 1,743 |
| FDIC Insurance Fees | 6,324 | 5,167 | 1,304 |
| Intangible Amortization | 2,682 | 4,042 | 5,685 |
| Interchange Fees | 955 | 1,929 | 4,577 |
| Other Real Estate Owned | 14,922 | 7,577 | 1,306 |
| Miscellaneous | 6,022 | 7,144 | 5,653 |
| Total Other | 52,222 | 48,154 | 40,010 |
| Total Noninterest Expense | $ 133,916 | $ 132,115 | $ 121,472 |

Various significant components of noninterest expense are discussed in more detail below.

*Compensation.* Compensation expense totaled $62.8 million in 2010, $65.1 million in 2009, and $61.8 million in 2008. The $2.3 million reduction in 2010 was driven by lower associate benefit expense of $1.9 million attributable to a decline in pension expense reflecting improved plan asset returns. Lower associate salary expense of $392,000 also contributed to the decrease and primarily reflects a reduction in associate headcount. The $3.2 million increase in 2009 was due to higher associate benefit expense of $3.3 million reflective of higher expense for our pension plan due to a loss in market value for pension plan assets.

*Occupancy.* Occupancy expense (including premises and equipment) totaled $18.9 million for 2010, $18.9 million for 2009, and $19.6 million for 2009. For 2010, depreciation expense for buildings increased by $471,000 related to building projects including the construction of a new building for our wealth management line of business, and the construction of two new retail offices that will replace offices previously leased in our Macon and Palatka markets. The increase in depreciation was essentially offset by lower lease expense of $206,000 reflecting the ending of the aforementioned leases as well as a $101,000 reduction in depreciation for furniture, fixtures, and equipment ("FF&E") and lower software license expense of $88,000. The reduction in FF&E depreciation and software license expense reflects full amortization and depreciation of several software licenses and system components related to our end-user and network system environments. In 2009, the $737,000, or 3.8% decrease was primarily due to a reduction in depreciation and maintenance expense for FF&E. The decreases reflect the full depreciation of several larger technology systems and an overall effort to improve the management and control of these expenditures.

*Other.* Other noninterest expense increased $4.1 million, or 8.4%, in 2010 and $8.1 million, or 20.4%, in 2009. The increase for both periods was driven by higher expense for OREO properties which increased by $7.3 million and $6.3 million, respectively, for each period as well as higher FDIC insurance fees of $1.7 million and $3.8 million, respectively. Higher legal fees also contributed to the unfavorable variances for each period in the amounts of $326,000 and $1.7 million, respectively. The higher level of OREO expenses in both periods reflects growth in OREO properties under management and associated carrying costs as well as valuation write-downs. We expect our OREO expenses to remain elevated in 2011 as problem loans work through our asset resolution process. We have realized a higher level of FDIC insurance fees in the past two years reflective of an increase in premium rates mandated by the FDIC as well as higher deposit balances. A special assessment by the FDIC also impacted our FDIC insurance costs in 2009. We expect that our FDIC insurance costs will be reduced in 2011 as a result of recent changes to the FDIC's rate structure and assessment base. Partially offsetting these unfavorable variances were declines in intangible amortization expense of $1.4 million for 2010 and $1.6 million for 2009 reflecting the full amortization of core deposit intangibles recorded during 2004 and 2005. For both 2010 and 2009, other noninterest expense was impacted by a reduction in interchange fees due to the sale of our merchant services portfolio in August 2008. Interchange fees reflect the cost of processing our merchant portfolio and totaled $955,000 in 2010, $1.9 million in 2009, and $4.6 million in 2008. After the sale of the portfolio, we continued to service one of our larger clients until mid-2010 at which time this client migrated to another processor. The reduction in this expense was more than offset by a decline in merchant fee revenue which is reflected in noninterest income. As previously mentioned, the impact on operating profit for all periods due to the sale of our merchant portfolio was not material. The reversal of our Visa litigation reserves in 2010 and 2008 totaling $0.8 million and $1.1 million, respectively, also had a favorable impacted on other noninterest expense. Additionally, management implemented initiatives to better manage controllable expenses, which resulted in favorable year-over-year variances in categories such as marketing, travel and entertainment, printing and supplies, telephone, and postage.

Our operating efficiency ratio (expressed as noninterest expense, net of intangible amortization, as a percent of taxable equivalent net interest income plus noninterest income) was 84.23%, 77.33%, and 64.91% in 2010, 2009 and 2008, respectively. A significant decline in taxable equivalent net interest income negatively impacted this metric in 2010. For 2009, a lower level of operating revenues (tax equivalent net interest income plus noninterest income) contributed to the decline in the operating efficiency ratio versus 2008. In addition, the above metric for 2008 reflects the impact of the $6.25 million gain from the sale of our merchant services portfolio, the $2.4 million gain from the redemption of Visa shares, and the $1.1 million reversal of Visa litigation reserve.

As part of our strategic planning process, we continue to review and enhance our expense control procedures, including the implementation of a vendor contract review process in 2009, which accrued cost savings benefits in 2009 and 2010, as well as ongoing review of our organizational structure, delivery systems, and workflow processes.

**Income Taxes**

For 2010, we realized a tax benefit of $3.0 million (effective tax rate of 87.8%) compared to a tax benefit of $5.3 million (effective tax rate of 60.6%) for 2009 and tax expense of $6.7 million (effective tax rate of 30.6%) in 2008. For all periods, we had substantial tax exempt income which favorably impacted our tax provision. For 2010 and 2009, we also realized a lower level of pre-tax income at our bank subsidiary due to higher credit related costs, primarily loan loss provision and OREO costs, which favorably impacted our tax provision. The tax provision for 2010 was also affected by the recognition of a tax contingency totaling approximately $440,000.

## FINANCIAL CONDITION

Average assets totaled approximately $2.645 billion for the year 2010, an increase of $127.9 million, or 5.1%, over 2009. Average earning assets were approximately $2.294 billion, representing an increase of $110.0 million, or 5.0%, over 2009. The increase in average earning assets was funded by deposit growth and a reduction in our cash and due from banks position, partially offset by a reduction in short-term borrowings and the resolution of problem loans (gross charge-offs and transfers to other real estate). Year over year, average short term investments increased $215.7 million and investment securities increased $27.1 million, while average loans declined $132.8 million. We discuss these variances in more detail below.

Table 2 provides information on average balances and rates, Table 3 provides an analysis of rate and volume variances and Table 4 highlights the changing mix of our earning assets over the last three years.

### Loans

In 2010, average loans decreased $132.8 million, or 6.8%, as compared to 2009. Loans as a percent of average earning assets declined to 79.7% in 2010, down from the 2009 level of 89.8%. The loan portfolio experienced runoff throughout the year driven by declines in the commercial, construction, consumer and real estate portfolios. The home equity loan balance was higher year over year primarily due to increased line utilization by existing borrowers. All portfolios continue to be impacted by weak loan demand attributable to the sluggish economy. In addition to lower production and normal amortization and payoffs, the reduction in the portfolio is also attributable to gross charge-offs and the transfer of loans to the other real estate owned category.

Our bankers continue to try to reach clients who are interested in moving or expanding their banking relationships. While we strive to identify opportunities to increase loans outstanding and enhance the portfolio's overall contribution to earnings, we will only do so by adhering to sound lending principles applied in a prudent and consistent manner. Thus, we will not relax our underwriting standards in order to achieve designated growth goals and, where appropriate, have adjusted our standards to reflect risks inherent in the current economic environment.

**Table 4**
**SOURCES OF EARNING ASSET GROWTH**

| *(Average Balances – Dollars In Thousands)* | 2009 to 2010 Change | Percentage Total Change | Components of Average Earning Assets 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| **Loans:** | | | | | |
| Commercial, Financial, and Agricultural | $ (34,847) | (32.0)% | 7.2% | 9.1% | 8.8% |
| Real Estate – Construction | (75,255) | (68.0) | 2.8 | 6.4 | 6.6 |
| Real Estate – Commercial | 7,190 | 7.0 | 30.3 | 31.5 | 28.0 |
| Real Estate – Residential | (18,208) | (17.0) | 19.1 | 31.6 | 31.1 |
| Real Estate – Home Equity | 14,405 | 13.0 | 10.8 | 31.5 | 28.0 |
| Consumer | (26,083) | (25.0) | 9.5 | 11.2 | 11.1 |
| Total Loans | $ (132,798) | (122.0)% | 79.7% | 89.8% | 85.6% |
| **Investment Securities:** | | | | | |
| Taxable | $ 42,430 | 39.0% | 5.5% | 3.8% | 4.2% |
| Tax-Exempt | (15,331) | (14.0) | 4.0 | 4.9 | 4.3 |
| Total Securities | 27,099 | 25.0 | 9.5 | 8.7 | 8.5 |
| Funds Sold | 215,748 | 197.0 | 10.8 | 1.5 | 5.9 |
| Total Earning Assets | $ 110,049 | 100.0% | 100.0% | 100.0% | 100.0% |

Our average loan-to-deposit ratio decreased to 83.4% in 2010 from 98.5% in 2009. The lower loan-to-deposit ratio reflects both the decline in average loan balances, and growth in average deposits.

The composition of our loan portfolio at December 31st for each of the past five years is shown in Table 5. Table 6 arrays our total loan portfolio as of December 31, 2010, based upon maturities. As a percent of the total portfolio, loans with fixed interest rates represent 34.0% as of December 31, 2010, versus 34.6% at December 31, 2009.

**Table 5**
**LOANS BY CATEGORY**

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| *(Dollars in Thousands)* | 2010 | 2009 | 2008 | 2007 | 2006 |
| Commercial, Financial and Agricultural | $ 157,394 | $ 189,061 | $ 206,230 | $ 208,864 | $ 229,327 |
| Real Estate - Construction | 43,239 | 111,249 | 141,973 | 142,248 | 179,072 |
| Real Estate – Commercial Mortgage | 671,702 | 716,791 | 656,959 | 634,920 | 643,885 |
| Real Estate - Residential | 430,541 | 416,469 | 484,238 | 488,372 | 536,138 |
| Real Estate – Home Equity | 251,565 | 246,722 | 218,500 | 192,428 | 173,597 |
| Consumer | 204,230 | 235,648 | 249,897 | 249,018 | 237,702 |
| Total Loans, Net of Unearned Interest | $ 1,758,671 | $ 1,915,940 | $ 1,957,797 | $ 1,915,850 | $ 1,999,721 |

**Table 6**
**LOAN MATURITIES**

| | Maturity Periods | | | |
|---|---|---|---|---|
| *(Dollars in Thousands)* | One Year or Less | Over One Through Five Years | Over Five Years | Total |
| Commercial, Financial and Agricultural | $ 66,834 | $ 63,188 | $ 14,159 | $ 144,181 |
| Real Estate – Construction | 39,641 | 888 | 2,711 | 43,240 |
| Real Estate – Commercial Mortgage | 142,279 | 116,998 | 425,637 | 684,914 |
| Real Estate – Residential | 91,589 | 56,251 | 282,701 | 430,541 |
| Real Estate – Home Equity | 829 | 7,977 | 242,759 | 251,565 |
| Consumer(1) | 22,158 | 145,544 | 36,528 | 204,230 |
| Total | $ 363,330 | $ 390,846 | $ 1,004,495 | $ 1,758,671 |
| | | | | |
| Loans with Fixed Rates | $ 136,751 | $ 302,792 | $ 157,592 | $ 597,135 |
| Loans with Floating or Adjustable Rates | 226,579 | 88,054 | 846,903 | 1,161,536 |
| Total | $ 363,330 | $ 390,846 | $ 1,004,495 | $ 1,758,671 |

*(1) Demand loans and overdrafts are reported in the category of one year or less.*

**Risk Element Assets**

Risk element assets consist of nonaccrual loans, troubled debt restructurings, past due loans, other real estate owned, potential problem loans and loan concentrations. Table 7 depicts certain categories of our risk element assets as of December 31st for each of the last five years.

At year-end 2010, our nonperforming assets (including nonaccrual loans, troubled debt restructurings, and other real estate owned) totaled $145.3 million, an increase of $1.2 million from year-end 2009. Year over year, the slight increase in total nonperforming assets reflects a $20.6 million decline in the nonaccrual loan balance, as loans were resolved or transferred to OREO, which increased $21.8 million. During the year, nonperforming assets reached a high of $153.7 million at the end of the first quarter, and declined gradually for the remainder of the year reflecting our significant resources allocated to problem asset resolution efforts as well as improvement in market activity. Year over year, we also realized a slowing of loan defaults and inflow to the nonaccrual loan category. At year-end, nonperforming assets represented 8.00% of loans and OREO compared to 7.38% at year-end 2009. The change in this ratio from the prior year-end reflects a decline in our loan portfolio balances.

During 2010, we implemented a number of measures and allocated significant resources to reduce our level of nonperforming assets and mitigate losses. While the absolute level of nonperforming assets remains elevated at year-end 2010, favorable trends were evident for the second half of the year. During the second half of 2010, we realized an increased pace of OREO dispositions as well as a slowing of problem loan inflow, which is reflected in improved delinquency trends and a reduced level of loans within our problem loan portfolio. Trends within our problem loan portfolio will continue to be impacted by the pace of the economic recovery, consumer and investor confidence, and activity within our markets. In addition, we expect that the protracted real estate recovery will have a significant impact on the pace of migration within our problem loan portfolio and nonperforming asset resolution and/or disposal, therefore, making it difficult to predict period to period changes in the level of our nonperforming assets.

**Table 7**
**RISK ELEMENT ASSETS**

| (Dollars in Thousands) | As of December 31, 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Nonaccruing Loans | $ 65,700 | $ 86,274 | $ 96,876 | $ 25,119 | $ 8,042 |
| Troubled Debt Restructurings | 21,649 | 21,644 | 1,744 | - | - |
| Total Nonperforming Loans | 87,349 | 107,918 | 98,620 | 25,119 | 8,042 |
| Other Real Estate Owned | 57,937 | 36,134 | 9,222 | 3,043 | 689 |
| Total Nonperforming Assets | $ 145,286 | $ 144,052 | $ 107,842 | $ 28,162 | $ 8,731 |
| Past Due Loans 30 – 89 Days | 24,193 | 36,501 | 37,343 | 28,157 | 20,917 |
| Past Due Loans 90 Days or More (accruing) | $ 159 | $ - | $ 88 | $ 416 | $ 135 |
| Nonperforming Loans/Loans | 4.97% | 5.63% | 5.04% | 1.31% | 0.40% |
| Nonperforming Assets/Loans Plus Other Real Estate | 8.00 | 7.38 | 5.48 | 1.47 | 0.44 |
| Nonperforming Assets/Capital(1) | 49.34 | 46.19 | 34.15 | 9.06 | 2.62 |
| Allowance/Nonperforming Loans | 40.57% | 40.77% | 37.52% | 71.92% | 214.09% |

(1) *For computation of this percentage, "Capital" refers to shareowners' equity plus the allowance for loan losses.*

*Nonaccrual Loans.* Nonaccrual loans totaled $65.7 million at year-end 2010, a decline of $20.6 million from year-end 2009. During 2010, we realized a much lower level of loan defaults and a slowing of inflow into the nonaccrual loan category.

Generally, loans are placed on non-accrual status if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Once a loan is placed in nonaccrual status, all previously accrued and uncollected interest is reversed against interest income. Interest income on nonaccrual loans is recognized when the ultimate collectability is no longer considered doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured. If interest on our loans classified as nonaccrual during 2010 had been recognized on a fully accruing basis, we would have recorded an additional $7.8 million of interest income for the year ended December 31, 2010.

The composition of our nonaccrual loan portfolio as of December 31 is provided in the table below.

| (Dollars in Thousands) | 2010 | 2009 |
|---|---|---|
| Commercial, Financial and Agricultural | $ 1,059 | $ 2,729 |
| Real Estate - Construction | 1,907 | 20,797 |
| Real Estate - Commercial Mortgage | 26,874 | 29,042 |
| Real Estate - Residential | 30,189 | 26,599 |
| Real Estate - Home Equity | 4,803 | 5,280 |
| Consumer | 868 | 1,827 |
| Total Nonaccrual Loans | $ 65,700 | $ 86,274 |

Vacant land loans (residential and commercial) of $18.7 million (approximately 170 borrowing relationships) represented approximately 28% of our nonaccrual loan balance at year-end 2010, which is a decline from $38.0 million, or 44%, at the end of 2009 and $51.3 million, or 53% at year-end 2008. This declining trend reflects the migration of these loans through the resolution process as well as the slowdown in loan defaults for the remaining portion of this portfolio class. Of the $18.7 million in these loans as of year-end, a large majority (76%) are in the residential real estate loan category.

*Troubled Debt Restructurings ("TDR's").* TDR's are loans on which, due to the deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven. We do not maintain a formal loan modification program, but from time to time our lenders will modify a loan as a workout alternative. Most of these instances involve a principal moratorium or extension of the loan term. Loans classified as TDR's totaled $21.6 million at year-end 2010 and 2009. During 2010, we modified 144 loan contracts totaling approximately $32.0 million of which 21 loan contracts totaling $5.5 million have defaulted. Modified loans are subject to an underwriting evaluation as well as our policies governing accrual/nonaccrual evaluation consistent with all other loans of the same product type. Loans classified as TDR's that perform according to the restructured terms for a period of time (minimum of six months) may be removed from the TDR classification. As of year-end 2010, all of our TDR's were on accruing status of which $3.2 million (13 loans) were over 30 days past due.

The composition of our TDR portfolio as of December 31 is provided in the table below.

| (Dollars in Thousands) | 2010 | 2009 |
|---|---|---|
| Commercial, Financial and Agricultural | $ 768 | $ 469 |
| Real Estate - Construction | 660 | 3,357 |
| Real Estate - Commercial Mortgage | 10,635 | 9,179 |
| Real Estate - Residential | 8,884 | 8,438 |
| Real Estate - Home Equity | 648 | 166 |
| Consumer | 54 | 35 |
| Total TDR's | $ 21,649 | $ 21,644 |

*Other Real Estate Owned ("OREO").* OREO represents property acquired as the result of borrower defaults on loans or by receiving a deed in lieu of foreclosure. OREO is recorded at the lower of cost or estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for possible loan losses. On an ongoing basis, properties are either revalued internally or by a third party appraiser as required by applicable regulations. Subsequent declines in value are reflected as other noninterest expense. Carrying costs related to maintaining the OREO properties are expensed as incurred and are also reflected as other noninterest expense.

OREO totaled $57.9 million at December 31, 2010 versus $36.1 million at December 31, 2009. During 2010, we added properties totaling $49.2 million and partially or completely liquidated properties totaling $18.1 million. Revaluation adjustments for other real estate owned properties during 2010 totaled $9.3 million and were charged to noninterest expense when realized.

The composition of our OREO portfolio as of December 31 is provided in the table below.

| (Dollars in Thousands) | 2010 | 2009 |
|---|---|---|
| Lots/Land | $ 33,923 | $ 27,258 |
| Residential 1-4 | 14,092 | 7,065 |
| Commercial Building | 8,209 | 1,534 |
| Other | 1,713 | 277 |
| Total OREO | $ 57,937 | $ 36,134 |

*Potential Problem Loans.* Potential problem loans are defined as those loans which are now current but where management has doubt as to the borrower's ability to comply with present loan repayment terms. At December 31, 2010, we had $23.0 million in loans of this type which are not included in either of the nonaccrual, troubled debt restructurings or 90 day past due loan categories compared to $28.0 million at year-end 2009. The year over year decline reflects a slowdown in the additions to our potential problem loan pool during the second half of 2010. Management monitors these loans closely and reviews their performance on a regular basis.

*Loan Concentrations.* Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which cause them to be similarly impacted by economic or other conditions and such amount exceeds 10% of total loans. Due to the lack of diversified industry within the markets served by the Bank and the relatively close proximity of the markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of the portfolio has historically been secured with real estate.

While we have a majority of our loans (79.4%) secured by real estate, the primary types of real estate collateral are commercial properties and 1-4 family residential properties. At December 31, 2010, commercial real estate and residential real estate mortgage loans (including home equity loans) accounted for 38.2% and 38.8%, respectively, of the total loan portfolio. Furthermore, approximately 9.7% of our loan portfolio is secured by loans with vacant land as the primary collateral. These loans include both improved and unimproved land and are comprised of loans to individuals as well as builders/developers with a majority of the collateral (approximately 76%) zoned as residential property.

**Allowance for Loan Losses**

Management believes it maintains the allowance for loan losses at a level sufficient to provide for the estimated credit losses inherent in the loan portfolio as of the balance sheet date. Credit losses arise from the borrowers' inability or unwillingness to repay, and from other risks inherent in the lending process including collateral risk, operations risk, concentration risk, and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the allowance. The allowance for loan losses is established through a provision charged to expense. Loan losses are charged against the allowance when management believes collection of the principal is unlikely. The allowance for loan losses is based on management's judgment of overall credit quality. This is a significant estimate based on a detailed analysis of the loan portfolio. The balance can and will change based on changes in the assessment of the loan portfolio's overall credit quality and other risk factors both internal and external to us.

Management evaluates the adequacy of the allowance for loan losses on a quarterly basis. Loans that have been identified as impaired are reviewed for adequacy of collateral, with a specific reserve assigned to those loans when necessary. A loan is deemed impaired when, based on current information and events, it is probable that the company will not be able to collect all amounts due (principal and interest payments), according to the contractual terms of the loan agreement. All classified loan relationships that exceed $100,000 are reviewed for impairment. The evaluation to determine if a loan is impaired is based on the repayment capacity of the borrower or current payment status of the loan.

The method used to assign a specific reserve depends on whether repayment of the loan is dependent on liquidation of collateral. If repayment is dependent on the sale of collateral, the reserve is equivalent to the recorded investment in the loan less the fair value of the collateral after estimated sales expenses. If repayment is not dependent on the sale of collateral, the reserve is equivalent to the recorded investment in the loan less the estimated cash flows discounted using the loan's effective interest rate. The discounted value of the cash flows is based on the anticipated timing of the receipt of cash payments from the borrower. The reserve allocations for impaired loans are sensitive to the extent market conditions or the actual timing of cash receipts change.

Once specific reserves have been assigned to impaired loans, general reserves are assigned to the remaining portfolio. General reserves are assigned to various homogenous loan pools, including commercial, commercial real estate, construction, residential 1-4 family, home equity, and consumer. General reserves are assigned based on historical loan loss ratios (by loan pool and internal risk rating) and are adjusted for various internal and external risk factors unique to each loan pool.

The unallocated portion of the allowance is monitored on a regular basis and adjusted based on management's determination of estimation risk. Table 8 analyzes the activity in the allowance over the past five years.

For 2010, our net charge-offs totaled $32.4 million, or 1.77% of average loans, compared to $32.6 million, or 1.66% for 2009, and $13.6 million, or 0.71% for 2008. Over the last twelve quarters, we have recorded a cumulative loan loss provision totaling $96.3 million, or 5.0% of beginning loans and have recognized cumulative net charge-offs of $78.6 million, or 4.1%. At year-end 2010, the allowance for loan losses of $35.4 million was 2.01% of outstanding loans (net of overdrafts) and provided coverage of 41% of nonperforming loans compared to 2.30% and 41%, respectively, at the end of 2009, and 1.89% and 38% at the end of 2008. Due to the protracted recovery of the economy and our real estate markets, particularly the residential sector, we expect that our net loan charge-offs will remain above historical levels. Over the past twelve quarters, approximately $42.0 million of our gross loan losses were related to loans secured by vacant land, primarily residential real estate property. Our exposure to vacant residential land continues to decline as we resolve these relationships through foreclosure or develop work out strategies. At year-end 2010, we maintained reserves allocated to this portfolio of approximately $7.7 million, or 40% of these loans that were classified as impaired loans.

Table 9 provides an allocation of the allowance for loan losses to specific loan types for each of the past five years. The reserve allocations, as calculated using the above methodology, are assigned to specific loan categories corresponding to the type represented within the components discussed. The allowance allocated to our real estate construction loan category reflects a significant year over year decline which primarily reflects the resolution of several of these problem loan relationships as well as a higher level of loan run-off in this category and the reclassification of approximately $10.0 million in loans to the residential real estate loan category due to moving to a permanent, term repayment schedule..

The allowance for loan losses was $35.4 million at December 31, 2010 and $44.0 million at December 31, 2009. The allowance for loan losses was 2.01% of outstanding loans (net of overdrafts) and provided coverage of 41% of nonperforming loans at year-end 2010 compared to 2.30% and 41% at year-end 2009. Year over year reduction in the level of impaired loans as well as other stabilizing trends within the loan portfolio, including improved loan delinquency trends and a reduced level of potential problem loans, as well as a reduction in the volume of loan defaults resulted in a lower level of allowance at year-end 2010. It is management's opinion that the allowance at December 31, 2010 is adequate to absorb losses inherent in the loan portfolio at year-end.

**Table 8**
**ANALYSIS OF ALLOWANCE FOR LOAN LOSSES**

| *(Dollars in Thousands)* | For the Years Ended December 31, 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Balance at Beginning of Year | $ 43,999 | $ 37,004 | $ 18,066 | $ 17,217 | $ 17,410 |
| Reclassification of Unfunded Reserve to Other Liability | - | 392 | - | - | - |
| Charge-Offs: | | | | | |
| Commercial, Financial and Agricultural | 2,118 | 2,590 | 1,649 | 1,462 | 841 |
| Real Estate - Construction | 5,877 | 8,031 | 2,581 | 166 | - |
| Real Estate - Commercial | 8,762 | 4,417 | 1,499 | 709 | 346 |
| Real Estate - Residential | 12,168 | 13,491 | 3,787 | 407 | 260 |
| Real Estate - Home Equity | 3,087 | 1,632 | 267 | 1,022 | 20 |
| Consumer | 3,502 | 5,912 | 6,192 | 3,451 | 2,516 |
| Total Charge-Offs | 36,514 | 36,073 | 15,975 | 7,217 | 3,983 |
| Recoveries: | | | | | |
| Commercial, Financial and Agricultural | 370 | 567 | 331 | 174 | 246 |
| Real Estate - Construction | 8 | 540 | 4 | - | - |
| Real Estate - Commercial | 261 | 53 | 15 | 14 | 17 |
| Real Estate - Residential | 385 | 525 | 161 | 34 | 11 |
| Real Estate - Home Equity | 555 | 5 | 1 | 2 | - |
| Consumer | 1,548 | 1,753 | 1,905 | 1,679 | 1,557 |
| Total Recoveries | 3,127 | 3,443 | 2,417 | 1,903 | 1,831 |
| Net Charge-Offs | 32,387 | 32,630 | 13,558 | 5,314 | 2,152 |
| Provision for Loan Losses | 23,824 | 40,017 | 32,496 | 6,163 | 1,959 |
| Balance at End of Year | $ 35,436 | $ 43,999 | $ 37,004 | $ 18,066 | $ 17,217 |
| Ratio of Net Charge-Offs to Average Loans Outstanding | 1.77% | 1.66% | 0.71% | 0.27% | 0.11% |
| Allowance for Loan Losses as a Percent of Loans at End of Year | 2.01% | 2.30% | 1.89% | 0.94% | 0.86% |
| Allowance for Loan Losses as a Multiple of Net Charge-Offs | 1.09x | 1.35x | 2.73x | 3.40x | 8.00x |

**Table 9**
**ALLOCATION OF ALLOWANCE FOR LOAN LOSSES**

| *(Dollars in Thousands)* | 2010 Allowance Amount | 2010 Percent of Loans in Each Category To Total Loans | 2009 Allowance Amount | 2009 Percent of Loans in Each Category To Total Loans | 2008 Allowance Amount | 2008 Percent of Loans in Each Category To Total Loans | 2007 Allowance Amount | 2007 Percent of Loans in Each Category To Total Loans | 2006 Allowance Amount | 2006 Percent of Loans in Each Category To Total Loans |
|---|---|---|---|---|---|---|---|---|---|---|
| Commercial, Financial and Agricultural | $ 1,544 | 8.9% | $ 2,409 | 9.9% | $ 2,401 | 10.5% | $ 3,106 | 10.9% | $ 3,900 | 11.5% |
| Real Estate: | | | | | | | | | | |
| Construction | 2,060 | 2.5 | 12,117 | 5.8 | 8,973 | 7.3 | 3,117 | 7.4 | 745 | 9.0 |
| Commercial | 8,645 | 38.2 | 8,751 | 37.4 | 6,022 | 33.6 | 4,372 | 33.1 | 5,996 | 32.2 |
| Residential | 17,046 | 24.5 | 14,159 | 21.7 | 12,489 | 24.7 | 3,733 | 35.6 | 1,050 | 35.5 |
| Home Equity | 2,522 | 14.3 | 2,201 | 12.9 | 1,091 | 11.2 | - | - | - | - |
| Consumer | 2,612 | 11.6 | 3,457 | 12.3 | 5,055 | 12.8 | 2,790 | 13.0 | 3,081 | 11.8 |
| Not Allocated | 1,007 | - | 905 | - | 973 | - | 948 | - | 2,445 | - |
| Total | $ 35,436 | 100.0% | $ 43,999 | 100.0% | $ 37,004 | 100.0% | $ 18,066 | 100.0% | $ 17,217 | 100.0% |

**Investment Securities**

In 2010, our average investment portfolio increased $27.1 million, or 14.3%, from 2009 and decreased $0.8 million, or 0.4%, from 2008 to 2009. As a percentage of average earning assets, the investment portfolio represented 9.4% in 2010, compared to 8.7% in 2009. In 2010, the increase in the average balance of the investment portfolio was primarily attributable to an investment strategy to deploy a portion of the Bank's liquidity, in addition to purchasing securities for pledging deposits which transitioned from accounts that were guaranteed by the FDIC into products requiring pledging. In 2009, the decrease in the average balance of the investment portfolio was a result of lower pledging requirements for public deposits attributable to the FDIC Transaction Account Guarantee Program. In 2011, we will closely monitor liquidity levels and pledging requirements to assess the need to purchase additional investments.

In 2010, average taxable investments increased $42.4 million, or 50.7%, while tax-exempt investments decreased $15.3 million, or 14.5%. The mix changed as high quality tax-exempt securities were in limited supply during 2010 resulting in a portion of the proceeds from maturing tax-exempt securities being invested in taxable securities (primarily treasuries). Management will continue to purchase municipal issues as they become available and when it considers the yield to be attractive.

The investment portfolio is a significant component of our operations and, as such, it functions as a key element of liquidity and asset/liability management. As of December 31, 2010, all securities are classified as available-for-sale which offers management full flexibility in managing our liquidity and interest rate sensitivity without adversely impacting our regulatory capital levels. It is neither management's intent nor practice to participate in the trading of investment securities for the purpose of recognizing gains and therefore we do not maintain a trading portfolio. Securities in the available-for-sale portfolio are recorded at fair value with unrealized gains and losses associated with these securities recorded net of tax, in the accumulated other comprehensive income (loss) component of shareowners' equity. At December 31, 2010, the investment portfolio maintained a net pre-tax unrealized gain of $1.1 million compared to a net pre-tax unrealized gain of $1.3 million at December 31, 2009. At the end of 2010, 39 of our investment securities had an unrealized loss totaling $0.7 million and have been in a loss position for less than 12 months. These securities consist of US Treasuries, mortgage-backed securities, and municipal bonds that are in a loss position because they were acquired when the general level of interest rates was lower than that on December 31, 2010. One security, a preferred bank stock issue had an unrealized loss of $0.6 million that has been in a loss position for more than 12 months. For 2010, we realized $0.1 million in other than temporary impairment through earnings for this security.

The average maturity of the total portfolio at December 31, 2010 and 2009 was 1.89 and 1.13 years, respectively. The maturity extension was a result of purchases of $140 million in US Treasuries with maturities of 2-3 years and $ $38 million in CMO's with an average life of approximately 3.2 years. See Table 10 for a breakdown of maturities by investment type.

The weighted average taxable equivalent yield of the investment portfolio at December 31, 2010 was 1.59%, versus 3.43% in 2009. This lower yield was a result of matured bonds being invested at lower market rates during 2010. Our bond portfolio contained no investments in obligations, other than U.S. Governments, of any one state, municipality, political subdivision or any other issuer that exceeded 10% of our shareowners' equity at December 31, 2010. New investments are being made selectively into high quality bonds.

Table 10 and Note 2 in the Notes to Consolidated Financial Statements present a detailed analysis of our investment securities as to type, maturity and yield.

**Table 10**
**MATURITY DISTRIBUTION OF INVESTMENT SECURITIES**

| | As of December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | | 2008 | | |
| *(Dollars in Thousands)* | Amortized Cost | Market Value | Weighted(1) Average Yield | Amortized Cost | Market Value | Weighted(1) Average Yield | Amortized Cost | Market Value | Weighted(1) Average Yield |
| U.S. GOVERNMENTS | | | | | | | | | |
| Due in 1 year or less | $ 9,050 | $ 9,091 | 1.64% | $ 11,034 | $ 11,111 | 2.04% | $ 18,695 | $ 19,033 | 3.54% |
| Due over 1 year through 5 years | 151,863 | 153,060 | 0.96 | 11,236 | 11,333 | 1.53 | 17,490 | 17,909 | 1.98 |
| Due over 5 years through 10 years | - | - | - | - | - | - | - | - | - |
| Due over 10 years | - | - | - | - | - | - | - | - | - |
| TOTAL | 160,913 | 162,151 | 1.00 | 22,270 | 22,444 | 1.78 | 36,185 | 36,942 | 2.79 |
| STATES & POLITICAL SUBDIVISIONS | | | | | | | | | |
| Due in 1 year or less | 52,987 | 53,189 | 1.97 | 58,987 | 59,477 | 3.90 | 39,277 | 39,581 | 5.02 |
| Due over 1 year through 5 years | 26,003 | 26,110 | 1.54 | 47,468 | 48,073 | 2.49 | 61,093 | 61,981 | 4.55 |
| Due over 5 years through 10 years | - | - | - | - | - | - | - | - | - |
| Due over 10 years | - | - | - | - | - | - | - | - | - |
| TOTAL | 78,990 | 79,299 | 1.84 | 106,455 | 107,550 | 3.28 | 100,370 | 101,562 | 4.74 |
| MORTGAGE-BACKED SECURITIES(2) | | | | | | | | | |
| Due in 1 year or less | 7,377 | 7,488 | 3.85 | 8,400 | 8,506 | 3.91 | 1,258 | 1,267 | 3.84 |
| Due over 1 year through 5 years | 31,717 | 32,034 | 2.70 | 24,742 | 25,398 | 4.01 | 30,803 | 30,907 | 4.44 |
| Due over 5 years through 10 years | 17,005 | 16,695 | 2.27 | 233 | 239 | 4.44 | 1,420 | 1,426 | 5.29 |
| Due over 10 years | - | - | - | - | - | - | 6,379 | 6,476 | 5.38 |
| TOTAL | 56,099 | 56,217 | 2.72 | 33,375 | 34,143 | 3.99 | 39,860 | 40,076 | 3.74 |
| OTHER SECURITIES | | | | | | | | | |
| Due in 1 year or less | - | - | - | - | - | - | - | - | - |
| Due over 1 year through 5 years | - | - | - | - | - | - | - | - | - |
| Due over 5 years through 10 years | - | - | - | - | - | - | 1,000 | 1,107 | 5.00 |
| Due over 10 years(3) | 12,664 | 12,064 | 2.58 | 12,536 | 12,536 | 6.18 | 11,882 | 11,882 | 5.94 |
| TOTAL | 12,664 | 12,064 | 2.58 | 12,536 | 12,536 | 6.18 | 12,882 | 12,989 | 5.87 |
| TOTAL INVESTMENT SECURITIES | $ 308,666 | $ 309,731 | 1.59% | $ 174,636 | $ 176,673 | 3.43% | $ 189,297 | $ 191,569 | 4.26% |

(1) *Weighted average yields are calculated on the basis of the amortized cost of the security. The weighted average yields on tax-exempt obligations are computed on a taxable equivalent basis using a 35% tax rate.*
(2) *Based on weighted average life.*
(3) *Federal Home Loan Bank Stock and Federal Reserve Bank Stock are included in this category for weighted average yield, but do not have stated maturities.*

**AVERAGE MATURITY**

| *(In Years)* | As of December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| U.S. Governments | 1.77 | 0.95 | 1.15 |
| States and Political Subdivisions | 0.85 | 0.96 | 1.56 |
| Mortgage-Backed Securities | 3.68 | 1.82 | 4.98 |
| Other Securities | - | - | - |
| TOTAL | 1.89 | 1.13 | 2.24 |

**Deposits and Funds Purchased**

Average total deposits for the year were $2.192 billion, an increase of $199.9 million, or 10.0%, compared to the same period in 2009. All deposit categories experienced year over year growth except certificate of deposits. Noninterest bearing deposits were higher, fueled by the growth of the Absolutely Free Checking ("AFC") products, which continue to be successful as both balances and the number of accounts increased. Growth in public deposits resulted in higher NOW accounts as the success of the Guarantee NOW product resulted in new relationships and higher balances with existing clients. Savings accounts experienced steady growth from the retail base for the second straight year. The decline in certificates of deposits partially offset these favorable variances as the portfolio experienced run-off during the second half of 2010. The run-off was attributable to reductions in the number of single relationship, higher yielding certificates of deposit.

The lower year-to-date average for 2009, compared to the same period in 2008, reflects a decline in both money market and NOW account balances. During the first half of 2009, money market balances declined in most markets. Partially offsetting the first half decline was the introduction of a money market promotion during the third quarter in select markets, which resulted in new account relationships and higher balances from existing clients. The decline in NOW account balances was primarily attributable to lower average public fund balances during the year.

We continue to pursue prudent pricing discipline and to manage the mix of our deposits. Therefore, we are not attempting to compete on price with higher rate paying competitors for these deposits.

Table 2 provides an analysis of our average deposits, by category, and average rates paid thereon for each of the last three years. Table 11 reflects the shift in our deposit mix over the last three years and Table 12 provides a maturity distribution of time deposits in denominations of $100,000 and over.

Average short-term borrowings, which include federal funds purchased, securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") advances (maturing in less than one year), and other borrowings, decreased $51.4 million, or 64.9% in 2010. The decrease is attributable to a $35.4 million decrease in funds purchased, a decline in repurchase agreements of $14.5 million and a $1.5 million decrease in other borrowings primarily attributable to maturities of FHLB advances. The year-over-year decline in federal funds purchased resulted from higher deposits balances mentioned above while the repurchase agreement decrease was attributable to several large clients migrating to NOW accounts with the government guarantee. At year-end 2010, several large clients transferred balances back to repurchase agreements from the guarantee NOW product as the government's guarantee program relative to interest bearing deposits expired on December 31, 2010. See Note 8 in the Notes to Consolidated Financial Statements for further information on short-term borrowings.

Strategically, we continue to focus on the value of our deposit franchise, which produces a strong base of core deposits with minimal reliance on wholesale funding.

**Table 11**
**SOURCES OF DEPOSIT GROWTH**

| *(Average Balances - Dollars in Thousands)* | 2009 to 2010 Change | Percentage of Total Change | Components of Total Deposits 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Noninterest Bearing Deposits | $ 44,080 | 22.1% | 21.1% | 21.0% | 19.7% |
| NOW Accounts | 151,966 | 76.0 | 39.4 | 35.7 | 36.0 |
| Money Market Accounts | 255 | 0.1 | 14.6 | 16.1 | 18.1 |
| Savings | 10,363 | 5.2 | 6.0 | 6.1 | 5.6 |
| Time Deposits | (6,770) | (3.4) | 18.9 | 21.1 | 20.6 |
| Total Deposits | $ 199,894 | 100.0% | 100.0% | 100.0% | 100.0% |

**Table 12**
**MATURITY DISTRIBUTION OF CERTIFICATES OF DEPOSIT $100,000 OR OVER**

| *(Dollars in Thousands)* | December 31, 2010 Time Certificates of Deposit | Percent |
|---|---|---|
| Three months or less | $ 38,933 | 29.7% |
| Over three through six months | 30,647 | 23.4 |
| Over six through twelve months | 48,556 | 37.0 |
| Over twelve months | 12,951 | 9.9 |
| Total | $ 131,087 | 100.0% |

**Market Risk and Interest Rate Sensitivity**

*Overview.* Market risk arises from changes in interest rates, exchange rates, commodity prices, and equity prices. We have risk management policies to monitor and limit exposure to market risk and do not participate in activities that give rise to significant market risk involving exchange rates, commodity prices, or equity prices. In asset and liability management activities, our policies are designed to minimize structural interest rate risk.

*Interest Rate Risk Management.* Our net income is largely dependent on net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareowners' equity.

We have established a comprehensive interest rate risk management policy, which is administered by management's Asset Liability Management Committee (ALCO). The policy establishes limits of risk, which are quantitative measures of the percentage change in net interest income (a measure of net interest income at risk) and the fair value of equity capital (a measure of economic value of equity ("EVE") at risk) resulting from a hypothetical change in interest rates for maturities from one day to 30 years. We measure the potential adverse impacts that changing interest rates may have on our short-term earnings, long-term value, and liquidity by employing simulation analysis through the use of computer modeling. The simulation model captures optionality factors such as call features and interest rate caps and floors imbedded in investment and loan portfolio contracts. As with any method of gauging interest rate risk, there are certain shortcomings inherent in the interest rate modeling methodology used by us. When interest rates change, actual movements in different categories of interest-earning assets and interest-bearing liabilities, loan prepayments, and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model. Finally, the methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan clients' ability to service their debts, or the impact of rate changes on demand for loan and deposit products.

We prepare a current base case and three alternative simulations, at least once a quarter, and report the analysis to ALCO, our Market Risk Oversight Committee ("MROC") and the Board of Directors. In addition, more frequent forecasts may be produced when interest rates are particularly uncertain or when other business conditions so dictate.

Our interest rate risk management goal is to avoid unacceptable variations in net interest income and capital levels due to fluctuations in market rates. Management attempts to achieve this goal by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets, by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched, by maintaining a pool of administered core deposits, and by adjusting pricing rates to market conditions on a continuing basis.

The balance sheet is subject to testing for interest rate shock possibilities to indicate the inherent interest rate risk. Average interest rates are shocked by plus or minus 100, 200, and 300 basis points ("bp"), although we may elect not to use particular scenarios that we determined are impractical in a current rate environment. It is management's goal to structure the balance sheet so that net interest earnings at risk over a 12-month period and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels.

We augment our quarterly interest rate shock analysis with alternative external interest rate scenarios on a monthly basis. These alternative interest rate scenarios may include non-parallel rate ramps.

*Analysis.* Measures of net interest income at risk produced by simulation analysis are indicators of an institution's short-term performance in alternative rate environments. These measures are typically based upon a relatively brief period, usually one year. They do not necessarily indicate the long-term prospects or economic value of the institution.

### ESTIMATED CHANGES IN NET INTEREST INCOME [(1)]

| Changes in Interest Rates | +300 bp | +200 bp | +100 bp | -100 bp |
|---|---|---|---|---|
| Policy Limit | +/-10.0% | +/-7.5% | +/-5.0% | +/-5.0% |
| December 31, 2010 | -9.7% | -5.5% | -1.9% | -1.0% |
| December 31, 2009 | -6.1% | -3.4% | -0.8% | 0.7% |

The Net Interest Income at Risk position declined for the month of December 2010, when compared to the same period in 2009, for all rate scenarios. Our largest exposure is at the +300 basis point ("bp") level, with a measure of -9.7%, which is still within our policy limit of -10.0%. The year-over-year variance is attributable to several key assumption changes, and deploying overnight funds into fixed-termed investments with greater than one year maturities. All measures of net interest income at risk are within our prescribed policy limits.

The measures of equity value at risk indicate our ongoing economic value by considering the effects of changes in interest rates on all of our cash flows, and discounting the cash flows to estimate the present value of assets and liabilities. The difference between these discounted values of the assets and liabilities is the economic value of equity, which, in theory, approximates the fair value of our net assets.

### ESTIMATED CHANGES IN ECONOMIC VALUE OF EQUITY [(1)]

| Changes in Interest Rates | +300 bp | +200 bp | +100 bp | -100 bp |
|---|---|---|---|---|
| Policy Limit | +/-12.5% | +/-10.0% | +/-7.5% | +/-7.5% |
| December 31, 2010 | -1.2% | 2.4% | 3.5% | -6.6% |
| December 31, 2009 | -4.3% | 0.4% | 2.7% | -7.0% |

Our risk profile, as measured by EVE, improved for the month of December 2010, when compared to the same period in 2009, for both the "down rate" and "up rate" scenarios. The favorable variance between periods is attributable to the changes in several key assumptions, as previously mentioned above in the Net Interest Income at Risk section, in addition to increases in the FHLB curve, resulting in improved non-maturity deposit values. When comparing the up 300 scenario to the up 100 and 200 scenarios, the EVE measurement declines to -1.2% which is primarily attributable to the varied assumptions on the non-maturity deposits in the rising rate scenarios. Based on historical data, interest rates on non-maturity deposits are increased at varied percentages in the rising rate scenarios, with the up 300 scenario being the most aggressive. All measures of economic value of equity are within our prescribed policy limits.

*(1) Down 200 and 300 rate scenarios have been excluded due to the current historically low interest rate environment.*

## LIQUIDITY AND CAPITAL RESOURCES

### Liquidity

In general terms, liquidity is a measurement of our ability to meet our cash needs. Our objective in managing our liquidity is to maintain our ability to meet loan commitments, purchase securities or repay deposits and other liabilities in accordance with their terms, without an adverse impact on our current or future earnings. Our liquidity strategy is guided by policies that are formulated and monitored by our Asset Liability Committee (ALCO) and senior management, and which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. We regularly evaluate all of our various funding sources with an emphasis on accessibility, stability, reliability and cost-effectiveness. For the years ended December 31, 2010 and 2009, our principal source of funding has been our client deposits, supplemented by our short-term and long-term borrowings, primarily from securities sold under repurchase agreements, federal funds purchased and FHLB borrowings. We believe that the cash generated from operations, our borrowing capacity and our access to capital resources are sufficient to meet our future operating capital and funding requirements.

As of December 31, 2010, we have the ability to generate $705 million in additional liquidity through all of our available resources. In addition to the primary borrowing outlets mentioned above, we also have the ability to generate liquidity by borrowing from the Federal Reserve Discount Window and through brokered deposits. Management recognizes the importance of maintaining liquidity and has developed a Contingent Liquidity Plan, which addresses various liquidity stress levels and our response and action based on the level of severity. We periodically test our credit facilities for access to the funds, but also understand that as the severity of the liquidity level increases certain credit facilities may no longer be available. A liquidity stress test is completed on a quarterly basis based on events that could potentially occur at the Bank with the results reported to ALCO, our Market Risk Oversight Committee and the Board of Directors. The liquidity available to us is considered sufficient to meet our ongoing needs.

We view our investment portfolio as a liquidity source and have the option to pledge the portfolio as collateral for borrowings or deposits, and/or sell selected securities. The portfolio consists of debt issued by the U.S. Treasury, U.S. governmental agencies, and municipal governments. The weighted average life of the portfolio is approximately two years and as of year-end had a net unrealized pre-tax gain of $1.71 million.

Our average liquidity (defined as funds sold plus interest bearing deposits with other banks less funds purchased) for the fourth quarter of 2010 reflects a net overnight funds *sold* position of $164.9 million compared to an average net overnight funds *sold* position of $246.9 million in the third quarter of 2010 and an average net overnight funds *sold* position of $101.1 million during the fourth quarter of 2009. The unfavorable variance of $82.0 million in the funds position compared to the linked quarter is primarily attributable to increases in the investment portfolio and lower deposit balances partially offset by net reductions in the loan portfolios. The favorable variance from the fourth quarter of 2009 reflects increases in deposit balances and net reductions in the loan portfolios partially offset by increases in the investment portfolio and decreases in fed funds purchased.

Capital expenditures are expected to approximate $5.0 million over the next 12 months, which consist primarily of banking office remodeling, ATM replacements, furniture and fixtures, and technology purchases. Management believes that these capital expenditures will be funded with existing resources without impairing our ability to meet our on-going obligations.

**Borrowings**

At December 31, 2010, advances from the FHLB consisted of $60.1 million in outstanding debt consisting of 50 notes. In 2010, the Bank made FHLB advance payments totaling approximately $3.3 million, paid off one advance for $0.6 million, and obtained ten new FHLB advances totaling $14.0 million. The FHLB notes are collateralized by a blanket floating lien on all of our 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity mortgage loans.

**Table 13**
**CONTRACTUAL CASH OBLIGATIONS**

Table 13 sets forth certain information about contractual cash obligations at December 31, 2010.

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| *(Dollars in Thousands)* | < 1 Yr | > 1 – 3 Yrs | > 3 – 5 Yrs | > 5 Years | Total |
| Federal Home Loan Bank Advances | $ 10,000 | $ 16,887 | $ 12,728 | $ 20,486 | $ 60,101 |
| Subordinated Notes Payable | - | - | - | 62,887 | 62,887 |
| Operating Lease Obligations | 582 | 1,057 | 749 | 4,352 | 6,740 |
| Time Deposit Maturities | 321,547 | 46,136 | 4,583 | - | 372,266 |
| Liability for Unrecognized Tax Benefits | 966 | 2,379 | 1,907 | 611 | 5,863 |
| Total Contractual Cash Obligations | $ 333,095 | $ 66,459 | $ 19,967 | $ 88,336 | $ 507,857 |

We have issued two junior subordinated deferrable interest notes to wholly-owned Delaware statutory trusts. The first note for $30.9 million was issued to CCBG Capital Trust I in November 2004. The second note for $32.0 million was issued to CCBG Capital Trust II in May 2005. See Note 9 in the Notes to Consolidated Financial Statements for additional information on these borrowings. The interest payment for the CCBG Capital Trust I borrowing is due quarterly and adjusts quarterly to a variable rate of LIBOR plus a margin of 1.90%. This note matures on December 31, 2034. The interest payment for the CCBG Capital Trust II borrowing is due quarterly and will adjust annually to a variable rate of LIBOR plus a margin of 1.80%. This note matures on June 15, 2035. The proceeds of these borrowings were used to partially fund acquisitions.

In accordance with the Federal Reserve Resolutions, CCBG must receive approval from the Federal Reserve prior to incurring new debt, refinancing existing debt, or making interest payments on its trust preferred securities. Under the terms of each trust preferred securities note, in the event of default or if we elect to defer interest on the note, we may not, with certain exceptions, declare or pay dividends or make distributions on our capital stock or purchase or acquire any of our capital stock.

**Capital**

We continue to maintain a strong capital position. The ratio of shareowners' equity to total assets at year-end was 9.88%, 9.89%, and 11.20%, in 2010, 2009, and 2008, respectively. Management believes its strong capital base has offered protection during the course of the current economic downturn. In addition, to date we have not initiated a capital raise and were not a TARP participant.

We are subject to risk-based capital guidelines that measure capital relative to risk weighted assets and off-balance sheet financial instruments. Capital guidelines issued by the Federal Reserve Board require bank holding companies to have a minimum total risk-based capital ratio of 8.00%, with at least half of the total capital in the form of Tier I Capital. As of December 31, 2010, we exceeded these capital guidelines with a total risk-based capital ratio of 14.59% and a Tier 1 ratio of 13.24%, compared to 14.11% and 12.76%, respectively, in 2009. As allowed by Federal Reserve Board capital guidelines the trust preferred securities issued by CCBG Capital Trust I and CCBG Capital Trust II are included as Tier I Capital in our capital calculations previously noted. See

Note 9 in the Notes to Consolidated Financial Statements for additional information on our two trust preferred security offerings. See Note 14 in the Notes to Consolidated Financial Statements for additional information as to our capital adequacy.

A leverage ratio is also used in connection with the risk-based capital standards and is defined as Tier I Capital divided by average assets. The minimum leverage ratio under this standard is 3% for the highest-rated bank holding companies which are not undertaking significant expansion programs. A higher standard may be required for other companies, depending upon their regulatory ratings and expansion plans. On December 31, 2010, we had a leverage ratio of 10.10% compared to 10.39% in 2009.

Shareowners' equity as of December 31, for each of the last three years is presented below:

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| Common Stock | 171 | 170 | 171 |
| Additional Paid-in Capital | 36,920 | 36,099 | 36,783 |
| Retained Earnings | 237,679 | 246,460 | 262,890 |
| Subtotal | 274,770 | 282,729 | 299,844 |
| Accumulated Other Comprehensive (Loss), Net of Tax | (15,751) | (14,830) | (21,014) |
| Total Shareowners' Equity | $ 259,019 | $ 267,899 | $ 278,830 |

At December 31, 2010, our common stock had a book value of $15.15 per diluted share compared to $15.72 in 2009. Book value is impacted by the net unrealized gains and losses on investment securities available-for-sale. At December 31, 2010, the net unrealized gain was $0.7 million compared to $0.6 million in 2009. Book value is impacted by the recording of our unfunded pension liability through other comprehensive income in accordance with Accounting Standards Code Topic 715. At December 31, 2010, the net pension liability reflected in other comprehensive income was $16.4 million compared to $15.4 million at December 31, 2009.

Our Board of Directors has authorized the repurchase of up to 2,671,875 shares of our outstanding common stock. The purchases are made in the open market or in privately negotiated transactions. During the ten year period ended December 31, 2010, we have repurchased a total of 2,520,130 shares at an average purchase price of $25.19 per share. During 2010, we did not repurchase any shares. In 2009, we repurchased 145,888 shares at an average purchase price of $10.65 and in 2008 we repurchased a total of 90,041 shares at an average purchase price of $26.77 per share. We must seek prior approval from the Federal Reserve before repurchasing any additional shares of our common stock.

We offer an Associate Stock Incentive Plan under which certain associates are eligible to earn shares of our common stock based upon achieving established performance goals. In 2010 and 2009, we issued no shares under this plan as the financial performance goal for each year was not achieved.

We also offer stock purchase plans, which permit our associates and directors to purchase shares at a 10% discount. In 2010, 63,638 shares, valued at approximately $720,000 (before 10% discount), were issued under these plans.

**Dividends**

Adequate capital and financial strength is paramount to our stability and the stability of our subsidiary bank. Cash dividends declared and paid should not place unnecessary strain on our capital levels. When determining the level of dividends the following factors are considered:

- Compliance with state and federal laws and regulations;
- Our capital position and our ability to meet our financial obligations;
- Projected earnings and asset levels; and
- The ability of the Bank and us to fund dividends.

Although we believe a consistent dividend payment is favorably viewed by the financial markets and our shareowners, our Board of Directors will declare dividends only if we are considered to have sufficient capital. Future capital requirements and corporate plans are considered when the Board considers a dividend payment.

Dividends declared and paid totaled $.4900 per share in 2010. We paid dividends of $.7600 per share in 2009 and $.7450 per share in 2008. Dividends declared per share were reduced in the second quarter of 2010 to realign the dividend yield rate with historical norms given the reduction in our share price as well as to preserve capital given the uncertain economic conditions. For 2010 and 2009, our dividend payout ratio was not meaningful as our dividends exceeded our earnings by $8.8 million and $16.4 million, respectively, for each year. The dividend payout ratio was 83.71% for 2008.

State and federal regulations place certain restrictions on the payment of dividends by both CCBG and the Bank. The Bank's aggregate net profits for the past two years are significantly less than the dividends declared and paid to CCBG over that same period. In addition, in accordance with the Federal Reserve Resolutions, the Bank must seek approval from the Federal Reserve prior to declaring or paying a dividend. As a result, the Bank must obtain approval from its regulators to issue and declare any further dividends to CCBG. The Bank may not receive the required approvals. As of December 31, 2010, we believe we have sufficient cash to fund shareowner dividends in 2011 should the Board choose to declare and pay a quarterly dividend during the year. Even if we have sufficient cash to pay dividends, we must seek approval from the Federal Reserve to pay dividends to our shareowners and may not receive the required approvals. We will continue to evaluate our dividend quarterly and consult with our regulators concerning matters relating to our overall dividend policy.

**Inflation**

The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of our ability to react to changing interest rates and are discussed in further detail in the section entitled "Results of Operations."

## OFF-BALANCE SHEET ARRANGEMENTS

We do not currently engage in the use of derivative instruments to hedge interest rate risks. However, we are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our clients.

At December 31, 2010, we had $330.8 million in commitments to extend credit and $12.7 million in standby letters of credit. Commitments to extend credit are agreements to lend to a client so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a client to a third party. We use the same credit policies in establishing commitments and issuing letters of credit as we do for on-balance sheet instruments.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, investment security maturities, available advances from the FHLB and Federal Reserve Bank provide a sufficient source of funds to meet these commitments.

## FOURTH QUARTER 2010 – FINANCIAL RESULTS

**Results of Operations**

Net income for the fourth quarter of 2010 totaled $1.9 million, or $0.12 per diluted share, compared to net income of $0.4 million, or $0.02 per diluted share, for the third quarter of 2010. The improvement in earnings reflects a lower loan loss provision of $1.9 million and higher noninterest income of $1.3 million, partially offset by a $0.4 million decline in net interest income, higher noninterest expense of $1.2 million, and a lower income tax benefit of $0.1 million. Earnings for the fourth quarter of 2010 include the reversal of our Visa related litigation reserve of $0.8 million.

Tax equivalent net interest income for the fourth quarter of 2010 was $24.6 million compared to $25.1 million for the third quarter of 2010. The decrease of $0.5 million in tax equivalent net interest income on a linked quarter basis was due to a reduction in loan income attributable to declining loan balances, and continued unfavorable asset re-pricing, partially offset by lower interest expense and a continued decrease in foregone interest on nonaccrual loans. Lower interest expense reflects a reduction in deposit rates primarily in certificates of deposit.

The net interest margin in the fourth quarter of 2010 was 4.41%, an increase of 3 basis points over the linked quarter reflective of a 5 basis point reduction in the cost of funds, as the yield on earning assets declined 2 basis points. The lower cost of funds resulted from a reduction in the rates on certificates of deposit which were significantly reduced in all markets, as well as a net reduction in the rates for our variable rate subordinated notes.

The provision for loan losses for the fourth quarter of 2010 was $3.8 million compared to $5.7 million in the third quarter of 2010. The decline in the provision reflects lower impaired loan reserves as well as other stabilizing trends within the loan portfolio, including a lower level of past due loans and potential problem loans. The balance of our impaired loans has declined for three consecutive quarters and totaled $87.8 million at year-end 2010 compared to $97.6 million at the end of the prior quarter. Net charge-offs for the fourth quarter of 2010 totaled $6.1 million, or 1.35% of average loans, compared to $6.4 million, or 1.40%, in the third quarter of 2010. At the end of the fourth quarter, the allowance for loan losses of $35.4 million was 2.01% of outstanding loans (net of overdrafts) and provided coverage of 41% of nonperforming loans compared to 2.10% and 40%, respectively, at the end of the third quarter of 2010.

Noninterest income for the fourth quarter of 2010 increased $1.3 million, or 9.6%, over the linked quarter attributable to higher mortgage banking fees of $0.3 million and other income of $1.0 million. The increase in mortgage banking fees reflects increased secondary market loan funding driven by increased home purchase activity in our markets and to a lesser extent a higher level of loan refinance activity. Improved margin realized on secondary market loan sales also contributed to the improvement. Other income increased due to gains realized from the sale of OREO properties and an increase in recoveries.

Noninterest expense for the fourth quarter of 2010 increased $1.2 million, or 3.6%, over the linked quarter primarily due to higher expense for OREO properties of $1.4 million and an increase in advertising expense of $0.6 million, partially offset by the reversal of our Visa litigation reserve of $0.8 million. The higher level of OREO expense primarily reflects higher carrying costs realized during the current quarter. Higher advertising expense generally reflects an increased level of promotional activities during the fourth quarter. The reversal of our remaining Visa litigation reserve of $0.8 million also contributed to the reduction.

We realized a tax benefit of $0.1 million in the fourth quarter of 2010 compared to a tax benefit of $0.2 million for the third quarter of 2010. We have substantial tax exempt income as well as a lower level of pre-tax income at our bank subsidiary due to higher loan loss provisions – both of these factors favorably impacted our tax provision for all of the aforementioned periods. Recognition of a tax contingency during the fourth quarter also favorably impacted the tax provision by $0.4 million.

**Financial Condition**

Average earning assets were $2.218 billion for the fourth quarter of 2010, a decrease of $55.1 million, or 2.4% from the third quarter of 2010. The decrease from the linked quarter is primarily attributable to a lower level of overnight funds of $79.7 million (partially reflecting a reduction in deposits), and problem loan resolutions, which have the effect of lowering the loan portfolio as loans are either charged off or transferred to the other real estate owned category.

The loan portfolio continues to be impacted by weak loan demand attributable to the sluggish economy, but not at the levels we have experienced in recent quarters. In addition to lower production and normal amortization and payoffs, the reduction in the portfolio is also attributable to gross charge-offs and the transfer of loans to the other real estate owned category. On a linked quarter basis, problem loan resolutions accounted for $23.8 million, or 56%, of a net reduction in total period-end loans of $42.6 million.

Nonperforming assets (including nonaccrual loans, restructured loans and other real estate owned) totaled $145.3 million at the end of the fourth quarter of 2010, a reduction of $8.4 million from our 2010 high of $153.7 million at the end of the first quarter. Compared to the linked quarter, nonperforming assets declined by $0.4 million as nonaccrual loans declined by $8.5 million reflective of loans migrating to the OREO category which realized a $6.7 million increase from the prior quarter. The restructured loan balance increased by $1.4 million over the same period. At quarter-end, nonperforming assets represented 8.00% of loans and OREO compared to 7.86% at the prior quarter-end. The change in this ratio reflects the impact of the aforementioned lower loan portfolio balances.

Average total deposits were $2.116 billion for the fourth quarter, a decrease of $56.3 million, or 2.6%, from the third quarter of 2010. Deposit levels remain strong, but down slightly from the linked quarter, primarily attributable to lower money market account, certificates of deposit balances, and a decline in public funds. Certificates of deposit declined primarily due to reductions in the number of single relationship, higher yielding certificates of deposit with the Bank. Public funds balances have declined as anticipated from the linked quarter reflecting seasonality within this deposit category. Money market balances declined as run-off continued in our promotional deposits as rates on these deposits were lowered to standard board rates during the third quarter.

We maintained an average net overnight funds (deposits with banks plus fed funds sold less fed funds purchased) *sold* position of $171.4 million during the fourth quarter of 2010 compared to an average net overnight funds *sold* position of $246.9 million in the prior quarter. The lower balance when compared to the linked quarter primarily reflects the decline in deposits mentioned above and the increase in the investment portfolio, partially offset by the lower loan portfolio. A portion of the funds sold position was deployed into the investment portfolio during the third and fourth quarters of 2010. We will continue to evaluate deploying the excess funds sold position into the investment portfolio during the first quarter of 2011.

## ACCOUNTING POLICIES

### Critical Accounting Policies

The consolidated financial statements and accompanying Notes to Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make various estimates and assumptions (see Note 1 in the Notes to Consolidated Financial Statements). We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

*Allowance for Loan Losses.* The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses within the existing portfolio of loans. The allowance is that amount considered adequate to absorb losses inherent in the loan portfolio based on management's evaluation of credit risk as of the balance sheet date.

The allowance for loan losses includes allowance allocations calculated in accordance with U.S. GAAP. The level of the allowance reflects management's continuing evaluation of specific credit risks, loan loss experience, current loan portfolio quality, present economic conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company's allowance for loan losses consists of three components: (i) specific valuation allowances established for probable losses on specific loans deemed impaired; (ii) valuation allowances calculated for specific homogenous loan pools based on, but not limited to, historical loan loss experience, current economic and market conditions, levels of past due loans, and levels of problem loans; and (iii) an unallocated allowance that reflects management's determination of estimation risk.

*Intangible Assets.* Intangible assets consist primarily of goodwill and other identifiable intangible assets (primarily core deposit intangibles) that were recognized in connection with various acquisitions. Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. We perform an impairment review on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the estimated implied fair value of goodwill. If the estimated implied fair value of goodwill is less than the carrying amount, a loss would be recognized to reduce the carrying amount to the estimated implied fair value.

For purposes of testing goodwill for impairment, we utilize both the income and market approaches to value our reporting unit. The income approach consists of discounting long-term projected future cash flows, which are derived from internal forecasts and economic and industry expectations. The projected future cash flows are discounted using a capital asset pricing model. The market approach applies a market multiple, based on observed purchase transactions and/or an observed price/tangible book value multiple for our peer group.

There are judgments and estimates used in the income approach for determining the estimated fair value of our reporting unit, including the discount rate utilized, which can change based on changes in the business climate, and the internal forecasts used to project cash flows, which are subject to change over short periods of time. In addition, current economic conditions and stress within the banking industry can impact the outcome of the market valuation approach. An increase or decrease of one percentage point in the discount rate utilized for the income approach would result in a decrease of $16.0 million and an increase of $20.0 million, respectively, in the fair value for our reporting unit. An increase or decrease of ten percent in the forecasted cash flows utilized for the income approach would result in an increase and decrease of $19.0 million, respectively. An increase or decrease of ten basis points in the price/tangible book value multiple utilized for the market approach would result in an increase and decrease of $11.5 million, respectively. The aforementioned sensitivities would not result in goodwill impairment, but are presented to reflect the variance in the fair value of our reporting unit to changes in these critical valuation factors.

Core deposit assets represent the premium we paid for core deposits. Core deposit intangibles are amortized on the straight-line method over various periods ranging from 5-10 years. Generally, core deposits refer to nonpublic, non-maturing deposits including noninterest-bearing deposits, NOW, money market and savings. We make certain estimates relating to the useful life of these assets and the rate of run-off based on the nature of the specific assets and the client bases acquired. If there is a reason to believe there has been a permanent loss in value, management will assess these assets for impairment. Any changes in the original estimates may materially affect our operating results.

*Pension Assumptions.* We have a defined benefit pension plan for the benefit of substantially all of our associates. Our funding policy with respect to the pension plan is to contribute amounts to the plan sufficient to meet minimum funding requirements as set by law. Pension expense, reflected in the Consolidated Statements of Operations in noninterest expense as "Salaries and Associate Benefits," is determined by an external actuarial valuation based on assumptions that are evaluated annually as of December 31, the measurement date for the pension obligation. The Consolidated Statements of Financial Condition reflect an accrued pension benefit cost due to funding levels and unrecognized actuarial amounts. The most significant assumptions used in calculating the pension obligation are the weighted-average discount rate used to determine the present value of the pension obligation, the weighted-average expected long-term rate of return on plan assets, and the assumed rate of annual compensation increases. These assumptions are re-evaluated annually with the external actuaries, taking into consideration both current market conditions and anticipated long-term market conditions.

The weighted-average discount rate is determined by matching the anticipated defined pension plan cash flows to a long-term corporate Aa-rated bond index and solving for the underlying rate of return, which investing in such securities would generate. This methodology is applied consistently from year-to-year. The discount rate utilized in 2010 was 5.75%. The estimated impact to 2010 pension expense of a 25 basis point increase or decrease in the discount rate would have been a decrease and increase of approximately $339,000 and $357,000, respectively. We anticipate using a 5.55% discount rate in 2011.

The weighted-average expected long-term rate of return on plan assets is determined based on the current and anticipated future mix of assets in the plan. The assets currently consist of equity securities, U.S. Government and Government agency debt securities, and other securities (typically temporary liquid funds awaiting investment). The weighted-average expected long-term rate of return on plan assets utilized for 2010 was 8.0%. The estimated impact to 2010 pension expense of a 25 basis point increase or decrease in the rate of return would have been an approximate $193,000 decrease or increase, respectively. We anticipate using a rate of return on plan assets for 2011 of 8.0%.

The assumed rate of annual compensation increases of 4.50% in 2010 reflects expected trends in salaries and the employee base. We anticipate using a compensation increase of 4.25% for 2011 reflecting current market trends.

Detailed information on the pension plan, the actuarially determined disclosures, and the assumptions used are provided in Note 12 of the Notes to Consolidated Financial Statements.

**Recent Accounting Pronouncements**

*The Financial Accounting Standards Board, the SEC, and other regulatory bodies have enacted new accounting pronouncements and standards that either has impacted our results in prior years presented, or will likely impact our results in 2011. Please refer to the Note 1 of the Notes to our Consolidated Financial Statements.*

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See "Financial Condition - Market Risk and Interest Rate Sensitivity" in Management's Discussion and Analysis of Financial Condition and Results of Operations, above, which is incorporated herein by reference.

## Table 14
## QUARTERLY FINANCIAL DATA (Unaudited)

| *(Dollars in Thousands, Except Per Share Data)* | 2010 Fourth | 2010 Third | 2010 Second | 2010 First | 2009 Fourth | 2009 Third | 2009 Second | 2009 First |
|---|---|---|---|---|---|---|---|---|
| **Summary of Operations:** | | | | | | | | |
| Interest Income | $ 26,831 | $ 27,576 | $ 27,934 | $ 28,154 | $ 29,756 | $ 30,787 | $ 31,180 | $ 31,053 |
| Interest Expense | 2,473 | 2,792 | 3,565 | 4,132 | 4,464 | 4,235 | 4,085 | 4,058 |
| Net Interest Income | 24,358 | 24,784 | 24,369 | 24,022 | 25,292 | 26,552 | 27,095 | 26,995 |
| Provision for Loan Losses | 3,783 | 5,668 | 3,633 | 10,740 | 10,834 | 12,347 | 8,426 | 8,410 |
| Net Interest Income After Provision for Loan Losses | 20,575 | 19,116 | 20,736 | 13,282 | 14,458 | 14,205 | 18,669 | 18,585 |
| Noninterest Income | 14,735 | 13,449 | 14,674 | 13,967 | 14,411 | 14,304 | 14,634 | 14,042 |
| Noninterest Expense | 33,540 | 32,363 | 34,629 | 33,384 | 35,313 | 31,615 | 32,930 | 32,257 |
| Income (Loss) Before Income Taxes | 1,770 | 202 | 781 | (6,135) | (6,444) | (3,106) | 373 | 370 |
| Income Tax (Benefit) Expense | (148) | (199) | 50 | (2,672) | (3,037) | (1,618) | (401) | (280) |
| Net Income (Loss) | $ 1,918 | $ 401 | $ 731 | $ (3,463) | $ (3,407) | $ (1,488) | $ 774 | $ 650 |
| Net Interest Income (FTE) | $ 24,654 | $ 25,116 | $ 24,738 | $ 24,473 | $ 25,845 | $ 27,128 | $ 27,679 | $ 27,578 |
| **Per Common Share:** | | | | | | | | |
| Net Income (Loss) Basic | $ 0.12 | $ 0.02 | $ 0.04 | $ (0.20) | $ (0.20) | $ (0.08) | $ 0.04 | $ 0.04 |
| Net Income (Loss) Diluted | 0.12 | 0.02 | 0.04 | (0.20) | (0.20) | (0.08) | 0.04 | 0.04 |
| Dividends Declared | 0.10 | 0.10 | 0.10 | 0.19 | 0.19 | 0.19 | 0.19 | 0.19 |
| Diluted Book Value | 15.15 | 15.25 | 15.32 | 15.34 | 15.72 | 15.76 | 16.03 | 16.18 |
| Market Price: | | | | | | | | |
| High | 14.19 | 14.24 | 18.25 | 14.61 | 14.34 | 17.10 | 17.35 | 27.31 |
| Low | 11.56 | 10.76 | 12.36 | 11.57 | 11.00 | 13.92 | 11.01 | 9.50 |
| Close | 12.60 | 12.14 | 12.38 | 14.25 | 13.84 | 14.20 | 16.85 | 11.46 |
| **Selected Average Balances:** | | | | | | | | |
| Loans, Net | $ 1,782,916 | $1,807,483 | $ 1,841,379 | $1,886,367 | $1,944,873 | $ 1,964,984 | $1,974,197 | $1,964,086 |
| Earning Assets | 2,218,049 | 2,273,198 | 2,329,365 | 2,358,288 | 2,237,561 | 2,157,362 | 2,175,281 | 2,166,237 |
| Total Assets | 2,576,793 | 2,626,758 | 2,678,488 | 2,698,419 | 2,575,250 | 2,497,969 | 2,506,352 | 2,486,925 |
| Deposits | 2,115,867 | 2,172,165 | 2,234,178 | 2,248,760 | 2,090,008 | 1,950,170 | 1,971,190 | 1,957,354 |
| Shareowners' Equity | 262,622 | 263,742 | 263,873 | 268,555 | 268,556 | 275,027 | 277,114 | 281,634 |
| Common Equivalent Average Shares: | | | | | | | | |
| Basic | 17,095 | 17,087 | 17,063 | 17,057 | 17,034 | 17,024 | 17,010 | 17,109 |
| Diluted | 17,096 | 17,088 | 17,074 | 17,070 | 17,035 | 17,025 | 17,010 | 17,131 |
| **Performance Ratios:** | | | | | | | | |
| Return on Average Assets | 0.30% | 0.06% | 0.11% | (0.52)% | (0.52)% | (0.24)% | 0.12% | 0.11% |
| Return on Average Equity | 2.90 | 0.60 | 1.11 | (5.23) | (5.03) | (2.15) | 1.12 | 0.94 |
| Net Interest Margin (FTE) | 4.41 | 4.38 | 4.26 | 4.21 | 4.59 | 4.99 | 5.11 | 5.16 |
| Noninterest Income as % of Operating Revenue | 37.69 | 35.17 | 37.58 | 36.77 | 36.30 | 35.01 | 35.07 | 34.22 |
| Efficiency Ratio | 83.75 | 82.08 | 86.06 | 85.00 | 85.21 | 73.86 | 75.44 | 75.07 |
| **Asset Quality:** | | | | | | | | |
| Allowance for Loan Losses | 35,436 | 37,720 | 38,442 | 41,199 | 43,999 | 45,401 | 41,782 | 40,172 |
| Allowance for Loan Losses to Loans | 2.01% | 2.10% | 2.11% | 2.23% | 2.30% | 2.32% | 2.12% | 2.04% |
| Nonperforming Assets | 145,286 | 145,643 | 149,814 | 153,669 | 144,052 | 144,372 | 143,626 | 126,783 |
| Nonperforming Assets to Loans + ORE | 8.00 | 7.86 | 8.01 | 8.10 | 7.38 | 7.25 | 7.19 | 6.39 |
| Allowance to Non-Performing Loans | 40.57 | 39.94 | 37.80 | 38.42 | 40.77 | 40.90 | 33.71 | 34.82 |
| Net Charge-Offs to Average Loans | 1.35 | 1.40 | 1.39 | 2.91 | 2.42 | 1.76 | 1.39 | 1.08 |
| **Capital Ratios:** | | | | | | | | |
| Tier 1 Capital Ratio | 13.24% | 12.93% | 12.78% | 12.81% | 12.76% | 12.76% | 12.85% | 13.09% |
| Total Capital Ratio | 14.59 | 14.29 | 14.14 | 14.16 | 14.11 | 14.12 | 14.20 | 14.40 |
| Tangible Capital Ratio | 6.82 | 6.98 | 6.80 | 6.62 | 6.84 | 7.43 | 7.47 | 7.63 |
| Leverage Ratio | 10.10 | 9.75 | 9.58 | 9.64 | 10.39 | 10.96 | 11.07 | 11.25 |

## CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Capital City Bank Group, Inc.

We have audited the accompanying consolidated statements of financial condition of Capital City Bank Group, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital City Bank Group, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Capital City Bank Group, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Birmingham, Alabama
March 7, 2011

**CAPITAL CITY BANK GROUP, INC.**
**CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION**

| *(Dollars in Thousands)* | As of December 31, 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| Cash and Due From Banks | $ 35,410 | $ 57,877 |
| Federal Funds Sold and Interest Bearing Deposits | 200,783 | 276,416 |
| Total Cash and Cash Equivalents | 236,193 | 334,293 |
| Investment Securities, Available-for-Sale | 309,731 | 176,673 |
| Loans, Net of Unearned Interest | 1,758,671 | 1,915,940 |
| Allowance for Loan Losses | (35,436) | (43,999) |
| Loans, Net | 1,723,235 | 1,871,941 |
| Premises and Equipment, Net | 115,356 | 115,439 |
| Goodwill | 84,811 | 84,811 |
| Other Intangible Assets | 1,348 | 4,030 |
| Other Assets | 151,379 | 121,137 |
| Total Assets | $ 2,622,053 | $ 2,708,324 |
| **LIABILITIES** | | |
| Deposits: | | |
| Noninterest Bearing Deposits | $ 546,257 | $ 427,791 |
| Interest Bearing Deposits | 1,557,719 | 1,830,443 |
| Total Deposits | 2,103,976 | 2,258,234 |
| Short-Term Borrowings | 92,928 | 35,841 |
| Subordinated Notes Payable | 62,887 | 62,887 |
| Other Long-Term Borrowings | 50,101 | 49,380 |
| Other Liabilities | 53,142 | 34,083 |
| Total Liabilities | 2,363,034 | 2,440,425 |
| **SHAREOWNERS' EQUITY** | | |
| Preferred Stock, $.01 par value; 3,000,000 shares authorized; no shares issued and outstanding | - | - |
| Common Stock, $.01 par value; 90,000,000 shares authorized; 17,100,081 and 17,036,407 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively | 171 | 170 |
| Additional Paid-In Capital | 36,920 | 36,099 |
| Retained Earnings | 237,679 | 246,460 |
| Accumulated Other Comprehensive Loss, Net of Tax | (15,751) | (14,830) |
| Total Shareowners' Equity | 259,019 | 267,899 |
| Total Liabilities and Shareowners' Equity | $ 2,622,053 | $ 2,708,324 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.*

**CAPITAL CITY BANK GROUP, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**

| *(Dollars in Thousands, Except Per Share Data)* | For the Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| **INTEREST INCOME** | | | |
| Interest and Fees on Loans | $ 105,710 | $ 117,324 | $ 132,682 |
| Investment Securities: | | | |
| U.S. Treasury | 1,083 | 547 | 747 |
| U.S. Government Agencies and Corporations | 1,285 | 1,827 | 2,562 |
| States and Political Subdivisions | 1,517 | 2,672 | 3,185 |
| Other Securities | 313 | 324 | 581 |
| Funds Sold | 587 | 82 | 3,109 |
| Total Interest Income | 110,495 | 122,776 | 142,866 |
| **INTEREST EXPENSE** | | | |
| Deposits | 8,645 | 10,585 | 27,306 |
| Short-Term Borrowings | 159 | 291 | 1,157 |
| Subordinated Notes Payable | 2,008 | 3,730 | 3,735 |
| Other Long-Term Borrowings | 2,150 | 2,236 | 1,802 |
| Total Interest Expense | 12,962 | 16,842 | 34,000 |
| **NET INTEREST INCOME** | 97,533 | 105,934 | 108,866 |
| Provision for Loan Losses | 23,824 | 40,017 | 32,496 |
| Net Interest Income After Provision for Loan Losses | 73,709 | 65,917 | 76,370 |
| **NONINTEREST INCOME** | | | |
| Service Charges on Deposit Accounts | 26,500 | 28,142 | 27,742 |
| Data Processing Fees | 3,610 | 3,628 | 3,435 |
| Asset Management Fees | 4,235 | 3,925 | 4,235 |
| Securities Transactions | 8 | 10 | 125 |
| Mortgage Banking Fees | 2,948 | 2,699 | 1,623 |
| Bank Card Fees | 9,200 | 10,306 | 12,701 |
| Gain on Sale of Portion of Merchant Services Portfolio | - | - | 6,250 |
| Other | 10,324 | 8,681 | 10,929 |
| Total Noninterest Income | 56,825 | 57,391 | 67,040 |
| **NONINTEREST EXPENSE** | | | |
| Salaries and Associate Benefits | 62,755 | 65,067 | 61,831 |
| Occupancy, Net | 10,010 | 9,798 | 9,729 |
| Furniture and Equipment | 8,929 | 9,096 | 9,902 |
| Intangible Amortization | 2,682 | 4,042 | 5,685 |
| Other Real Estate | 14,922 | 7,577 | 1,306 |
| Other | 34,618 | 36,535 | 33,019 |
| Total Noninterest Expense | 133,916 | 132,115 | 121,472 |
| **(LOSS) INCOME BEFORE INCOME TAXES** | (3,382) | (8,807) | 21,938 |
| Income Tax (Benefit) Expense | (2,969) | (5,336) | 6,713 |
| **NET (LOSS) INCOME** | $ (413) | $ (3,471) | $ 15,225 |
| BASIC NET (LOSS) INCOME PER SHARE | $ (0.02) | $ (0.20) | $ 0.89 |
| DILUTED NET (LOSS) INCOME PER SHARE | $ (0.02) | $ (0.20) | $ 0.89 |
| Average Basic Common Shares Outstanding | 17,076 | 17,044 | 17,141 |
| Average Diluted Common Shares Outstanding | 17,077 | 17,045 | 17,147 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.*

## CAPITAL CITY BANK GROUP, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

| *(Dollars in Thousands, Except Per Share Data)* | Shares Outstanding | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive (Loss) Income, Net of Taxes | Total |
|---|---|---|---|---|---|---|
| Balance, December 31, 2007 | 17,182,553 | $ 172 | $ 38,243 | $ 260,325 | (6,065) | $ 292,675 |
| Cumulative Effect of Adoption of EITF 06-4 | | | | (30) | | (30) |
| Comprehensive Income: | | | | | | |
| Net Income | | - | - | 15,225 | - | 15,225 |
| Change in Unrealized Gain On Available-for-Sale Securities (net of tax) | | - | - | - | 1,230 | 1,230 |
| Change in Funded Status of Defined Pension Plan and SERP Plan (net of tax) | | - | - | - | (16,179) | (16,179) |
| Total Comprehensive Income | | - | - | - | - | 276 |
| Cash Dividends ($.7450 per share) | | - | - | (12,630) | - | (12,630) |
| Stock Performance Plan Compensation | | - | 62 | - | - | 62 |
| Issuance of Common Stock | 34,485 | | 891 | - | - | 891 |
| Repurchase of Common Stock | (90,041) | (1) | (2,413) | - | - | (2,414) |
| Balance, December 31, 2008 | 17,126,997 | 171 | 36,783 | 262,890 | (21,014) | 278,830 |
| Comprehensive Income: | | | | | | |
| Net Loss | | - | - | (3,471) | - | (3,471) |
| Change in Unrealized Gain on Available-for-Sale Securities (net of tax) | | - | - | - | (888) | (888) |
| Change in Funded Status of Defined Pension Plan and SERP Plan (net of tax) | | - | - | - | 7,072 | 7,072 |
| Total Comprehensive Income | | - | - | - | - | 2,713 |
| Cash Dividends ($.7600 per share) | | - | - | (12,959) | - | (12,959) |
| Stock Performance Plan Compensation | | - | (176) | - | - | (176) |
| Issuance of Common Stock | 55,298 | | 1,052 | - | - | 1,052 |
| Repurchase of Common Stock | (145,888) | (1) | (1,560) | - | - | (1,561) |
| Balance, December 31, 2009 | 17,036,407 | 170 | 36,099 | 246,460 | (14,830) | 267,899 |
| Comprehensive Income: | | | | | | |
| Net Loss | | - | - | (413) | - | (413) |
| Change in Unrealized Gain on Available-for-Sale Securities (net of tax) | | - | - | - | 79 | 79 |
| Change in Funded Status of Defined Pension Plan and SERP Plan (net of tax) | | - | - | - | (1,000) | (1,000) |
| Total Comprehensive Loss | | - | - | - | - | (1,334) |
| Cash Dividends ($.4900 per share) | | - | - | (8,368) | - | (8,368) |
| Stock Performance Plan Compensation | | - | - | - | - | - |
| Issuance of Common Stock | 63,674 | 1 | 821 | - | - | 822 |
| Repurchase of Common Stock | - | - | - | - | - | - |
| Balance, December 31, 2010 | 17,100,081 | $ 171 | $ 36,920 | $ 237,679 | $ (15,751) | $ 259,019 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.*

**CAPITAL CITY BANK GROUP, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| *(Dollars in Thousands)* | For the Years Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net (Loss) Income | $ (413) | $ (3,471) | $ 15,225 |
| Adjustments to Reconcile Net (Loss) Income to Cash Provided by Operating Activities: | | | |
| Provision for Loan Losses | 23,824 | 40,017 | 32,496 |
| Depreciation | 7,050 | 6,680 | 6,798 |
| Net Securities Amortization | 3,384 | 2,364 | 990 |
| Amortization of Intangible Assets | 2,682 | 4,042 | 5,685 |
| Gain on Securities Transactions | (8) | (10) | (125) |
| Loss on Impaired Security | 100 | 300 | - |
| Origination of Loans Held-for-Sale | (143,479) | (158,193) | (106,340) |
| Proceeds From Sales of Loans Held-for-Sale | 148,288 | 156,865 | 108,218 |
| Net Gain From Sales of Loans Held-for Sale | (2,948) | (2,699) | (1,623) |
| Gain on Sale of Portion of Merchant Services Portfolio | - | - | (6,250) |
| Proceeds From Sale of Portion of Merchant Services Portfolio | - | - | 6,250 |
| Non-Cash Compensation | - | - | 62 |
| Net Decrease (Increase) in Deferred Income Taxes | 1,898 | 2,911 | (15,235) |
| Net Decrease (Increase) in Other Assets | 16,457 | 5,929 | (1,371) |
| Net Increase (Decrease) in Other Liabilities | 19,059 | (4,176) | 2,200 |
| Net Cash Provided by Operating Activities | 75,894 | 50,559 | 46,980 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Securities Available-for-Sale: | | | |
| Purchases | (224,245) | (66,794) | (89,059) |
| Sales | 505 | 2,806 | 10,490 |
| Payments, Maturities, and Calls | 86,935 | 75,295 | 78,767 |
| Net (Increase) Decrease in Loans | 73,775 | (31,135) | (66,635) |
| Purchase of Premises & Equipment | (6,975) | (15,688) | (14,626) |
| Proceeds From Sales of Premises & Equipment | 7 | 2 | 6 |
| Net Cash (Used In) Provided By Investing Activities | (69,998) | (35,514) | (81,057) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Net (Decrease) Increase in Deposits | (154,258) | 266,061 | (150,171) |
| Net Increase (Decrease) in Short-Term Borrowings | 57,088 | (26,486) | 8,925 |
| Increase (Decrease) in Other Long-Term Borrowings | 2,478 | 2,029 | 30,600 |
| Repayment of Other Long-Term Borrowings | (1,758) | (3,837) | (5,872) |
| Dividends Paid | (8,368) | (12,959) | (12,630) |
| Repurchase of Common Stock | - | (1,561) | (2,414) |
| Issuance of Common Stock | 822 | 1,052 | 891 |
| Net Cash (Used In) Provided by Financing Activities | (103,996) | 224,299 | (130,671) |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | (98,100) | 239,344 | (164,748) |
| Cash and Cash Equivalents at Beginning of Year | 334,293 | 94,949 | 259,697 |
| Cash and Cash Equivalents at End of Year | $ 236,193 | $ 334,293 | $ 94,949 |
| SUPPLEMENTAL DISCLOSURES: | | | |
| Interest Paid on Deposits | $ 9,659 | $ 10,586 | $ 29,729 |
| Interest Paid on Debt | 4,323 | 6,273 | 6,658 |
| Taxes Paid | 605 | 7,218 | 16,998 |
| Loans Transferred to Other Real Estate | 49,247 | 43,997 | 10,874 |
| Issuance of Common Stock as Non-Cash Compensation | - | 155 | - |
| Transfer of Current Portion of Long-Term Borrowings | $ 10,000 | $ 637 | $ 176 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.*

## Note 1
## SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The consolidated financial statements include the accounts of Capital City Bank Group, Inc. ("CCBG"), and its wholly-owned subsidiary, Capital City Bank ("CCB" or the "Bank" and together with CCBG, the "Company"). All material inter-company transactions and accounts have been eliminated.

The Company, which operates a single reportable business segment that is comprised of commercial banking within the states of Florida, Georgia, and Alabama, follows accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. The principles which materially affect the financial position, results of operations and cash flows are summarized below.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States of America. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provide the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIEs) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. CCBG's wholly-owned subsidiaries, CCBG Capital Trust I (established November 1, 2004) and CCBG Capital Trust II (established May 24, 2005) are VIEs for which the Company is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Company's consolidated financial statements.

Certain items in prior financial statements have been reclassified to conform to the current presentation. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements included in this Annual Report on Form 10-K were issued.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses, pension expense, income taxes, loss contingencies, and valuation of goodwill and other intangibles and their respective analysis of impairment.

### Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods and all other cash equivalents have a maturity of 90 days or less. The Company is required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of these reserve balances for the years ended December 31, 2010 and 2009 were $16.3 million and $18.2 million, respectively.

### Investment Securities

Investment securities available-for-sale are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the Consolidated Statements of Operations upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than-temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains and losses for securities available-for-sale are excluded from the Consolidated Statements of Operations and reported net of taxes in the accumulated other comprehensive income component of shareowners' equity until realized. Accretion and amortization are recognized on the effective yield method over the life of the securities.

**Loans**

Loans are stated at the principal amount outstanding, net of unearned income. Interest income is accrued on the effective yield method based on outstanding balances. Fees charged to originate loans and direct loan origination costs are deferred and amortized over the life of the loan as a yield adjustment. The Company defines loans as past due when one full payment is past due or a contractual maturity is over 30 days late. The accrual of interest is generally suspended on loans more than 90 days past due with respect to principal or interest. When a loan is placed on nonaccrual status, all previously accrued and uncollected interest is reversed against current income. Interest income on nonaccrual loans is recognized when the ultimate collectability is no longer considered doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured. Loans are charged-off (if unsecured) or written-down (if secured) when losses are probable and reasonably quantifiable.

**Loans Held For Sale**

Certain residential mortgage loans are originated for sale in the secondary mortgage loan market. Additionally, certain other loans are periodically identified to be sold. The Company has the ability and intent to sell these loans and they are classified as loans held for sale and carried at the lower of cost or estimated fair value. At December 31, 2010 and December 31, 2009, the Company had $6.3 million and $7.9 million, respectively, in loans classified as held for sale which were committed to be purchased by third party investors. Fair value is determined on the basis of rates quoted in the respective secondary market for the type of loan held for sale. Loans are generally sold with servicing released at a premium or discount from the carrying amount of the loans. Such premium or discount is recognized as mortgage banking revenue at the date of sale. Fixed commitments are generally used at the time loans are originated or identified for sale to mitigate interest rate risk. The fair value of fixed commitments to originate and sell loans held for sale is not material.

**Allowance for Loan Losses**

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses within the existing portfolio of loans. The allowance is that amount considered adequate to absorb losses inherent in the loan portfolio based on management's evaluation of credit risk as of the balance sheet date.

The allowance for loan losses includes allowance allocations calculated in accordance with FASB ASC Topic 310 – Receivables (formerly Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118), and allowance allocations calculated in accordance with ASC Topic 450 (formerly SFAS 5), "Accounting for Contingencies." The level of the allowance reflects management's continuing evaluation of specific credit risks, loan loss experience, current loan portfolio quality, present economic conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company's allowance for loan losses consists of three components: (i) specific valuation allowances established for probable losses on specific loans deemed impaired; (ii) valuation allowances calculated for specific homogenous loan pools based on, but not limited to, historical loan loss experience, current economic conditions, levels of past due loans, and levels of problem loans; (iii) an unallocated allowance that reflects management's determination of estimation risk.

**Long-Lived Assets**

Premises and equipment is stated at cost less accumulated depreciation, computed on the straight-line method over the estimated useful lives for each type of asset with premises being depreciated over a range of 10 to 40 years, and equipment being depreciated over a range of 3 to 10 years. Additions, renovations and leasehold improvements to premises are capitalized and depreciated over the lesser of the useful life or the remaining lease term. Repairs and maintenance are charged to noninterest expense as incurred.

Intangible assets, other than goodwill, consist of core deposit intangible assets and client relationship assets that were recognized in connection with various acquisitions. Core deposit intangible assets are amortized on the straight-line method over various periods, with the majority being amortized over an average of 5 to 10 years. Other identifiable intangibles are amortized on the straight-line method over their estimated useful lives.

Long-lived assets are evaluated for impairment if circumstances suggest that their carrying value may not be recoverable, by comparing the carrying value to estimated undiscounted cash flows. If the asset is deemed impaired, an impairment charge is recorded equal to the carrying value less the fair value.

**Goodwill**

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. In accordance with FASB ASC Topic 350, the Company determined it has one goodwill reporting unit. Goodwill is tested for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. See Note 5 – Intangible Assets for additional information.

**Foreclosed Assets**

Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less estimated selling costs when acquired. A subsequent decline in the fair value of the asset is reflected as noninterest expense. Costs after acquisition are generally expensed. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Foreclosed assets are included in other assets in the accompanying consolidated balance sheets and totaled $57.9 million and $36.1 million at December 31, 2010 and 2009.

**Loss Contingencies**

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

**Income Taxes**

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax assets will be realized.

The Company files a consolidated federal income tax return and each subsidiary files a separate state income tax return.

**Earnings Per Common Share**

Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 13 — Earnings Per Share.

**Comprehensive Income**

Comprehensive income includes all changes in shareowners' equity during a period, except those resulting from transactions with shareowners. Besides net income, other components of the Company's comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities available for sale and changes in the funded status of defined benefit and supplemental executive retirement plans. Comprehensive income is reported in the accompanying Consolidated Statements of Changes in Shareowners' Equity.

**Stock Based Compensation**

Compensation cost is recognized for share based awards issued to employees, based on the fair value of these awards at the date of grant. The market price of the Company's common stock at the date of the grant is used for restricted stock awards. For stock option awards, a Black-Scholes model is utilized to estimate the value of the options. Compensation cost is recognized over the required service period, generally defined as the vesting period.

## NEW AUTHORITATIVE ACCOUNTING GUIDANCE

*Accounting Standards Codification.* On July 1, 2009, the Accounting Standards Codification became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the away companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

*FASB ASC Topic 260, "Earnings Per Share." (Formerly FSP No. EITF 03-6-1)* New authoritative accounting guidance under ASC Topic 260-10 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. ASC Topic 260-10 became effective on January 1, 2009 and did not have a significant impact on the Company's financial statements.

*FASB ASC Topic 320, "Investments - Debt and Equity Securities." (Formerly SFAS 115-2 and SFAS 124-2)* New authoritative accounting guidance under ASC Topic 320, (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 during the second quarter of 2009. Adoption of the new guidance did not significantly impact the Company's financial statements.

*FASB ASC Topic 715, "Compensation - Retirement Benefits." (Formerly FSP No. 132(R)-1)* New authoritative accounting guidance under ASC Topic 715, "Compensation - Retirement Benefits," provides guidance related to an employer's disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The provisions of the new authoritative accounting guidance under ASC Topic 715 became effective for the Company's financial statements for the year-ended December 31, 2009 and the required disclosures are reported in Note 12 – Employee Benefit Plans.

*ASC Topic 805, "Business Combinations." (Formerly SFAS No. 141)* On January 1, 2009, new authoritative accounting guidance under ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquirer at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Under ASC Topic 805, the requirements of ASC Topic 420, "Accounting for Costs Associated with Exit or Disposal Activities," would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, "Accounting for Contingencies." ASC Topic 805 is applicable to the Company's accounting for business combinations closing on or after January 1, 2009. The provisions of the new authoritative accounting guidance under ASC Topic 305 became effective during the first quarter of 2009. The new guidance did not significantly impact the Company's financial statements.

*FASB ASC Topic 810, "Consolidation."* New accounting guidance amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance became effective for the Company on January 1, 2009 and did not have a significant impact on the Company's financial statements.

*FASB ASC Topic 815, "Derivatives and Hedging." (Formerly SFAS No. 161)* New authoritative accounting guidance under ASC Topic 815, "Derivatives and Hedging," amends prior guidance to amend and expand the disclosure requirements for derivatives and hedging activities to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under ASC Topic 815, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, the new authoritative accounting guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The new authoritative accounting guidance under ASC Topic 815 became effective for the Company on January 1, 2009 and did not have an impact on the Company's financial statements.

*FASB ASC Topic 820, "Fair Value Measurements and Disclosures."* ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 became effective for the Company on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities. Additional new accounting guidance under ASC Topic 820, which became effective during the first quarter of 2009, expanded certain disclosure requirements and affirmed that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASU 2009-5, "Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value," which became effective during the fourth quarter of 2009, provided guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. See Note 19—Fair Value Measurements.

*FASB ASC Topic 855, "Subsequent Events."* New accounting guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. This guidance became effective for the Company's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Company's financial statements.

*ASU No. 2009-16, "Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets."* The new authoritative accounting guidance amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. ASU 2009-16 also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASU 2009-16 became effective January 1, 2010 and did not have a significant impact on the Company's financial statements.

*ASU No. 2009-17, "Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities."* ASU 2009-17 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. ASU 2009-17 requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. ASU 2009-17 became effective January 1, 2010 and did not have a significant impact on the Company's financial statements.

*Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures About Fair Value Measurements."* ASU 2010-06 requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) company's should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for the Company beginning January 1, 2011 and is not expected to have a significant impact on the Company's financial statements. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Company on January 1, 2010 and did not have a significant impact on the Company's financial statements.

*ASU No. 2010-11, "Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives."* ASU 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 became effective for the Company on July 1, 2010 and did not have a significant impact on the Company's financial statements.

*ASU No. 2010-20, "Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a roll-forward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 became effective for the Company's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Company's financial statements that include periods beginning on or after January 1, 2011. ASU 2011-01, "Receivables (Topic 310)—Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," temporarily deferred the effective date for disclosures related to troubled debt restructurings to coincide with the effective date of a proposed accounting standards update related to troubled debt restructurings, which is currently expected to be effective for periods ending after June 15, 2011. See Note 3—Loans.

*ASU No. 2010-28, "Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts."* ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 will be effective for the Company on January 1, 2011 and is not expected have a significant impact on the Company's financial statements.

*ASU No. 2010-29, "Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations."* ASU 2010-29 provides clarification regarding the acquisition date that should be used for reporting the pro forma financial information disclosures required by Topic 805 when comparative financial statements are presented. ASU 2010-29 also requires entities to provide a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination. ASU 2010-29 is effective for the Company prospectively for business combinations occurring after December 31, 2010.

**Note 2**
**INVESTMENT SECURITIES**

*Investment Portfolio Composition.* The amortized cost and related market value of investment securities available-for-sale at December 31, 2010, were as follows:

| | 2010 | | | |
|---|---|---|---|---|
| *(Dollars in Thousands)* | Amortized Cost | Unrealized Gains | Unrealized Losses | Market Value |
| U.S. Treasury | $ 160,913 | $ 1,371 | $ 134 | $ 162,150 |
| U.S. Government Agencies and Corporations | - | - | - | - |
| States and Political Subdivisions | 78,990 | 319 | 9 | 79,300 |
| Mortgage-Backed Securities | 56,099 | 678 | 560 | 56,217 |
| Other Securities(1) | 12,664 | - | 600 | 12,064 |
| Total Investment Securities | $ 308,666 | $ 2,368 | $ 1,303 | $ 309,731 |

| | 2009 | | | |
|---|---|---|---|---|
| *(Dollars in Thousands)* | Amortized Cost | Unrealized Gains | Unrealized Losses | Market Value |
| U.S. Treasury | $ 22,270 | $ 174 | $ - | $ 22,444 |
| U.S. Government Agencies and Corporations | - | - | - | - |
| States and Political Subdivisions | 106,455 | 1,166 | 71 | 107,550 |
| Mortgage-Backed Securities | 33,375 | 798 | 30 | 34,143 |
| Other Securities(1) | 13,236 | - | 700 | 12,536 |
| Total Investment Securities | $ 175,336 | $ 2,138 | $ 801 | $ 176,673 |

(1) *Includes Federal Home Loan Bank ("FHLB") and Federal Reserve Bank stock recorded at cost of $7.2 million and $4.8 million, respectively, at December 31, 2010 and $7.7 million and $4.8 million, respectively, at December 31, 2009. No ready market exists for these stocks, and they have no quoted market value. However, redemption of these stocks has historically been at par value.*

Securities with an amortized cost of $131.6 million and $62.9 million at December 31, 2010 and 2009, respectively, were pledged to secure public deposits and for other purposes.

The Company's subsidiary, Capital City Bank, as a member of the FHLB of Atlanta, is required to own capital stock in the FHLB of Atlanta based generally upon the balances of residential and commercial real estate loans, and FHLB advances. FHLB stock of $7.2 million which is included in other securities is pledged to secure FHLB advances.

*Investment Sales.* The total proceeds from the sale or call of investment securities and the gross realized gains and losses from the sale or call of such securities for each of the last three years are as follows:

| *(Dollars in Thousands)* | Year | Total Proceeds | Gross Realized Gains | Gross Realized Losses |
|---|---|---|---|---|
| | 2010 | $ 3,640 | $ 8 | $ - |
| | 2009 | $ 5,316 | $ 10 | $ - |
| | 2008 | $ 30,517 | $ 126 | $ (1) |

*Maturity Distribution.* As of December 31, 2010, the Company's investment securities had the following maturity distribution based on contractual maturities:

| *(Dollars in Thousands)* | Amortized Cost | Market Value |
|---|---|---|
| Due in one year or less | $ 69,414 | $ 69,768 |
| Due after one through five years | 209,583 | 211,203 |
| Due after five through ten years | 17,005 | 16,696 |
| Due over ten years | - | - |
| No Maturity | 12,664 | 12,064 |
| Total Investment Securities | $ 308,666 | $ 309,731 |

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

*Other Than Temporarily Impaired Securities*. The following table summarizes the investment securities with unrealized losses at December 31, 2010 and December 31, 2009 aggregated by major security type and length of time in a continuous unrealized loss position:

| | December 31, 2010 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | Greater Than 12 Months | | Total | |
| *(Dollars in Thousands)* | Market Value | Unrealized Losses | Market Value | Unrealized Losses | Market Value | Unrealized Losses |
| U.S. Treasury | $ 36,103 | $ 134 | $ - | $ - | $ 36,103 | $ 134 |
| U.S. Government Agencies and Corporations | - | - | - | - | - | - |
| States and Political Subdivisions | 4,622 | 9 | - | - | 4,622 | 9 |
| Mortgage-Backed Securities | 33,990 | 560 | - | - | 33,990 | 560 |
| Other Securities | - | - | 600 | 600 | 600 | 600 |
| Total Investment Securities | $ 74,715 | $ 703 | $ 600 | $ 600 | $ 75,315 | $ 1,303 |

| | December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | Greater Than 12 Months | | Total | |
| *(Dollars in Thousands)* | Market Value | Unrealized Losses | Market Value | Unrealized Losses | Market Value | Unrealized Losses |
| U.S. Treasury | $ - | $ - | $ - | $ - | $ - | $ - |
| U.S. Government Agencies and Corporations | - | - | - | - | - | - |
| States and Political Subdivisions | 3,107 | 71 | - | - | 3,107 | 71 |
| Mortgage-Backed Securities | 5,381 | 30 | - | - | 5,381 | 30 |
| Other Securities | 700 | 700 | - | - | 700 | 700 |
| Total Investment Securities | $ 9,188 | $ 801 | $ | $ | $ 9,188 | $ 801 |

Management evaluates securities for other than temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to: 1) the length of time and the extent to which the fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for recovery in the fair value above amortized cost. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by rating agencies have occurred, regulatory and analysts' report.

At December 31, 2010, the Company had securities of $308.7 million with net pre-tax unrealized gains of $1.1 million on these securities, of which $75.3 million have unrealized losses totaling $1.3 million. Approximately $0.7 million of these securities have been in a loss position for less than 12 months. These securities are primarily in a loss position because they were acquired when the general level of interest rates was lower than that on December 31, 2010. The Company believes that the losses in these securities are temporary in nature and that the full principal will be collected as anticipated. Because the declines in the market value of these investments are attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2010. One preferred bank stock issue for $0.6 million has been in a loss position for greater than 12 months. For 2010, the Company did realize $0.1 million in other than temporary impairment through earnings for this security.

**Note 3**
**LOANS**

*Loan Portfolio Composition.* At December 31, the composition of the loan portfolio was as follows:

| *(Dollars in Thousands)* | 2010 | 2009 |
|---|---|---|
| Commercial, Financial and Agricultural | $ 157,394 | $ 189,061 |
| Real Estate - Construction(2) | 43,239 | 111,249 |
| Real Estate - Commercial Mortgage(2) | 671,702 | 716,791 |
| Real Estate - Residential(1) (2) | 424,229 | 408,578 |
| Real Estate - Home Equity | 251,565 | 246,722 |
| Real Estate - Loans Held-for-Sale | 6,312 | 7,891 |
| Consumer | 204,230 | 235,648 |
| Total Loans, Net of Unearned Interest | $ 1,758,671 | $ 1,915,940 |

(1) *Includes loans in process with outstanding balances of $10.0 million and $10.7 million for 2010 and 2009, respectively.*
(2) *During 2010, reclassified $10.0 million in construction loans to residential real estate category and $30.0 million in commercial real estate loans to the residential real estate to better reflect the nature of the loans and their underlying collateral.*

Net deferred fees included in loans at December 31, 2010 and December 31, 2009 were $1.8 million and $2.0 million, respectively.

*Past Due Loans.* A loan is defined as a past due loan when one full payment is past due or a contractual maturity is over 30 days late.

The following table presents the aging of the recorded investment in past due loans as of December 31 by class of loans:

| **2010**<br>*(Dollars in Thousands)* | 30-59 Days Past Due | 60-89 Days Past Due | Over 90 Days Past Due | Total Past Due | Total Current | Total Loans |
|---|---|---|---|---|---|---|
| Commercial, Financial and Agricultural | $ 645 | $ 193 | $ - | $ 838 | $ 155,497 | $ 157,394 |
| Real Estate - Construction | 314 | 129 | - | 443 | 40,890 | 43,239 |
| Real Estate - Commercial Mortgage | 5,577 | 840 | - | 6,417 | 638,411 | 671,702 |
| Real Estate - Residential | 7,171 | 3,958 | 120 | 11,249 | 389,103 | 430,541 |
| Real Estate - Home Equity | 1,444 | 698 | 39 | 2,182 | 244,579 | 251,565 |
| Consumer | 2,867 | 356 | - | 3,223 | 200,139 | 204,230 |
| Total Past Due Loans | $ 18,018 | $ 6,174 | $ 159 | $ 24,352 | $ 1,668,619 | $ 1,758,671 |

| **2009**<br>*(Dollars in Thousands)* | 30-59 Days Past Due | 60-89 Days Past Due | Over 90 Days Past Due | Total Past Due | Total Current | Total Loans |
|---|---|---|---|---|---|---|
| Commercial, Financial and Agricultural | $ 2,402 | $ 598 | $ - | $ 3,000 | $ 183,332 | $ 189,061 |
| Real Estate - Construction | 4,382 | - | - | 4,382 | 86,070 | 111,249 |
| Real Estate - Commercial Mortgage | 6,887 | 946 | - | 7,833 | 679,916 | 716,791 |
| Real Estate - Residential | 7,941 | 3,872 | - | 11,813 | 378,057 | 416,469 |
| Real Estate - Home Equity | 3,152 | 795 | - | 3,947 | 237,495 | 246,722 |
| Consumer | 4,622 | 906 | - | 5,528 | 228,292 | 235,648 |
| Total Past Due Loans | $ 29,386 | $ 7,117 | $ - | $ 36,503 | $ 1,793,162 | $ 1,915,940 |

*Nonaccrual Loans.* Loans are generally placed on non-accrual status if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured.

The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days and still on accrual by class of loans as of December 31:

| | 2010 | | 2009 | |
|---|---|---|---|---|
| *(Dollars in Thousands)* | Nonaccrual | Over 90 Days | Nonaccrual | Over 90 Days |
| **Commercial, Financial and Agricultural** | $ 1,059 | $ - | $ 2,729 | $ - |
| Real Estate - Construction | 1,907 | - | 20,797 | - |
| **Real Estate - Commercial Mortgage** | 26,874 | - | 29,042 | - |
| Real Estate - Residential | 30,189 | 120 | 26,599 | - |
| **Real Estate - Home Equity** | 4,803 | 39 | 5,280 | - |
| Consumer | 868 | - | 1,827 | - |
| **Total Nonaccrual Loans** | $ 65,700 | $ 159 | $ 86,274 | $ - |

*Credit Quality Indicators.* As part of the ongoing monitoring of the Company's loan portfolio quality, management categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment performance, credit documentation, and current economic/market trends, among other factors. Risk ratings are assigned to each loan and revised as needed through established monitoring procedures for individual loan relationships over a predetermined amount and review of smaller balance homogenous loan pools. The Company uses the following definitions for the categorizing and managing its problem loans.

Special Mention – Loans in this category are presently protected from loss, but weaknesses are apparent which, if not corrected, could cause future problems. Adverse economic or market conditions may negatively impact the borrower's ability to repay. Loans in this category may not meet required underwriting criteria and have no mitigating factors. More than the ordinary amount of attention is warranted for these loans.

Substandard – Loans in this category exhibit well-defined weaknesses that would typically bring normal repayment into jeopardy. These loans are no longer adequately protected due to well-defined weaknesses that affect the repayment capacity of the borrower. The possibility of loss is much more evident and above average supervision is required for these loans.

Nonaccrual – Loans in this category are on nonaccrual status due to the borrower's inability to meet the repayment terms and where future capacity to repay is remote.

The following table presents the risk category of loans by segment as of December 31:

| **2010**<br>*(Dollars in Thousands)* | Commercial, Financial, Agriculture | Real Estate | Consumer | Total Loans |
|---|---|---|---|---|
| Special Mention | $ 20,539 | $ 100,008 | $ 102 | $ 120,649 |
| **Substandard** | 10,599 | 165,143 | 719 | 176,461 |
| Nonaccrual | 1,060 | 63,773 | 867 | 65,700 |
| **Total Loans** | $ 32,198 | $ 328,924 | $ 1,688 | $ 362,810 |

| **2009**<br>*(Dollars in Thousands)* | Commercial, Financial, Agriculture | Real Estate | Consumer | Total Loans |
|---|---|---|---|---|
| Special Mention | $ 14,376 | $ 107,322 | $ 152 | $ 121,850 |
| **Substandard** | 18,689 | 179,576 | 1,478 | 199,743 |
| Nonaccrual | 2,729 | 81,719 | 1,827 | 86,275 |
| **Total Loans** | $ 35,794 | $ 368,617 | $ 3,457 | $ 407,868 |

*Concentrations of Credit.* Substantially all of the Company's lending activity occurs within the states of Florida, Georgia, and Alabama. As of December 31, 2010, there were no concentrations of loans related to any single borrower or industry (other than real estate) in excess of 10% of total loans. A large majority of the Company's loan portfolio (79.4%) consists of loans secured by real estate, the primary types of collateral being commercial properties and 1-4 family residential properties. At December 31, 2010, commercial real estate and residential real estate mortgage loans (including home equity loans) accounted for 38.2% and 38.8%, respectively, of the total loan portfolio.

**Note 4**
**ALLOWANCE FOR LOAN LOSSES**

Activity in the allowance for loan losses was as follows:

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance, Beginning of Year | $ 43,999 | $ 37,004 | $ 18,066 |
| Provision for Loan Losses | 23,824 | 40,017 | 32,496 |
| Recoveries on Loans Previously Charged-Off | 3,127 | 3,442 | 2,417 |
| Loans Charged-Off | (35,514) | (36,072) | (15,975) |
| Reclassification of Unfunded Reserve to Other Liability | - | (392) | - |
| Balance, End of Year | $ 35,436 | $ 43,999 | $ 37,004 |

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio class based on impairment method as of December 31, 2010:

| **2010** *(Dollars in Thousands)* | Commercial, Financial, Agricultural | Real Estate Construction | Real Estate Commercial Mortgage | Real Estate Residential | Real Estate Home Equity | Consumer | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| Allowance Allocated to: | | | | | | | | |
| Loans Individually Evaluated for Impairment | $ 252 | $ 413 | $ 4,640 | $ 7,965 | $ 1,389 | $ 71 | $ - | $ 14,730 |
| Loans Collectively Evaluated for Impairment | 1,292 | 1,647 | 4,005 | 9,081 | 1,133 | 2,541 | 1,007 | 20,706 |
| Total | $ 1,544 | $ 2,060 | $ 8,645 | $ 17,046 | $ 2,522 | $ 2,612 | $ 1,007 | $ 35,436 |
| Total Loans: | | | | | | | | |
| Individually Evaluated for Impairment | $ 1,685 | $ 2,533 | $ 42,369 | $ 37,779 | $ 3,278 | $ 144 | $ - | $ 87,788 |
| Collectively Evaluated for Impairment | 155,709 | 40,706 | 629,333 | 392,762 | 248,287 | 204,086 | - | 1,670,883 |
| Total | $ 157,394 | $ 43,239 | $ 671,702 | $ 430,541 | $ 251,565 | $ 204,230 | $ - | $1,758,671 |

| **2009** *(Dollars in Thousands)* | Commercial, Financial, Agricultural | Real Estate Construction | Real Estate Commercial Mortgage | Real Estate Residential | Real Estate Home Equity | Consumer | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| Allowance Allocated to: | | | | | | | | |
| Loans Individually Evaluated for Impairment | $ 1,070 | $ 8,084 | $ 5,395 | $ 5,618 | $ 813 | $ 86 | $ - | $ 21,066 |
| Loans Collectively Evaluated for Impairment | 1,339 | 4,032 | 3,356 | 8,541 | 1,388 | 3,372 | 905 | 22,933 |
| Total | $ 2,409 | $ 12,116 | $ 8,751 | $ 14,159 | $ 2,201 | $ 3,458 | $ 905 | $ 43,999 |
| Total Loans: | | | | | | | | |
| Individually Evaluated for Impairment | $ 4,076 | $ 26,924 | $ 47,793 | $ 29,347 | $ 3,557 | $ 299 | $ - | $ 111,996 |
| Collectively Evaluated for Impairment | 184,985 | 84,324 | 668,998 | 387,122 | 243,165 | 235,350 | - | 1,803,944 |
| Total | $ 189,061 | $ 111,248 | $ 716,791 | $ 416,469 | $ 246,722 | $ 235,649 | $ - | $1,915,940 |

*Impaired Loans.* Loans are deemed to be impaired when, based on current information and events, it is probable that the company will not be able to collect all amounts due (principal and interest payments), according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Interest income recognized on impaired loans was approximately $1.4 million, $3.4 million, and $1.7 million for the years ended December 31, 2010, 2009, and 2008.

The following table presents loans individually evaluated for impairment by class of loans as of December 31:

| (Dollars in Thousands) | Unpaid Principal Balance | Recorded Investment With No Allowance | Recorded Investment With Allowance | Related Allowance | Average Recorded Investment |
|---|---|---|---|---|---|
| **2010:** | | | | | |
| Commercial, Financial and Agricultural | $ 1,684 | $ 389 | $ 1,295 | $ 252 | $ 2,768 |
| Real Estate - Construction | 2,533 | - | 2,533 | 413 | 5,801 |
| Real Estate - Commercial Mortgage | 42,370 | 9,030 | 33,340 | 4,640 | 48,820 |
| Real Estate - Residential | 37,780 | 3,295 | 34,485 | 7,965 | 41,958 |
| Real Estate - Home Equity | 3,278 | 375 | 2,903 | 1,389 | 3,087 |
| Consumer | 143 | - | 143 | 71 | 172 |
| Total | $ 87,788 | $ 13,089 | $ 74,699 | $ 14,730 | $ 102,606 |
| **2009:** | | | | | |
| Commercial, Financial and Agricultural | $ 4,076 | $ 1,473 | $ 2,603 | $ 1,070 | $ 3,033 |
| Real Estate - Construction | 26,924 | 1,413 | 25,511 | 8,084 | 31,426 |
| Real Estate - Commercial Mortgage | 47,793 | 19,207 | 28,586 | 5,395 | 43,789 |
| Real Estate - Residential | 29,347 | 4,391 | 24,956 | 5,618 | 38,683 |
| Real Estate - Home Equity | 3,557 | 1,423 | 2,134 | 813 | 3,630 |
| Consumer | 299 | 9 | 290 | 86 | 405 |
| Total | $ 111,996 | $ 27,916 | $ 84,080 | $ 21,066 | $ 120,966 |

**Note 5**
**INTANGIBLE ASSETS**

The Company had intangible assets of $86.2 million and $88.8 million at December 31, 2010 and December 31, 2009, respectively. Intangible assets at December 31, were as follows:

| | 2010 | | 2009 | |
|---|---|---|---|---|
| (Dollars in Thousands) | Gross Amount | Accumulated Amortization | Gross Amount | Accumulated Amortization |
| Core Deposits Intangibles | $ 47,176 | $ 46,434 | $ 47,176 | $ 43,943 |
| Goodwill | 84,811 | - | 84,811 | - |
| Customer Relationship Intangible | 1,867 | 1,261 | 1,867 | 1,070 |
| Total Intangible Assets | $ 133,854 | $ 47,695 | $ 133,854 | $ 45,013 |

*Net Core Deposit Intangibles.* As of December 31, 2010 and December 31, 2009, the Company had net core deposit intangibles of $0.7 million and $3.2 million, respectively. Amortization expense for the 12 months of 2010, 2009 and 2008 was approximately $2.6 million, $3.9 million, and $5.5 million, respectively. The estimated annual amortization expense for the next two years is expected to be approximately $0.5 million and $0.2 million per year, respectively. All of our core deposit intangible assets will be fully amortized in January 2013.

*Goodwill.* As of December 31, 2010 and December 31, 2009, the Company had goodwill of $84.8 million. Goodwill is tested for impairment annually during the fourth quarter or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The Company's goodwill impairment test is a two-step process. Step One compares the estimated fair value of the reporting unit to its carrying amount. If the carrying amount exceeds the estimated fair value, Step Two is performed by comparing the fair value of the reporting unit's implied goodwill to the carrying value of goodwill. If the carrying value of the reporting unit's goodwill exceeds the estimated fair value, an impairment charge is recorded equal to the excess.

Because the book value of the Company's equity exceeded its market capitalization for a major part of the third quarter of 2010, the Company performed goodwill impairment testing during the third quarter of 2010. The results of this interim test indicated that goodwill was not impaired. During the fourth quarter of 2010, the Company performed its annual goodwill impairment test. The Step One test indicated that the carrying amount (including goodwill) of the Company's reporting unit exceeded its estimated fair value. The Step Two test indicated the estimated fair value of our reporting unit's implied goodwill exceeded its carrying amount. Based on the results of the Step Two analysis, the Company concluded that goodwill was not impaired as of December 31, 2010.

*Other.* As of December 31, 2010, the Company had a client relationship intangible, net of accumulated amortization, of $0.6 million. This intangible asset was booked as a result of the March 2004 acquisition of trust client relationships. Amortization expense for 2010 was $0.2 million. Estimated annual amortization expense is $0.2 million based on use of a 10-year useful life.

**Note 6**
**PREMISES AND EQUIPMENT**

The composition of the Company's premises and equipment at December 31, was as follows:

| *(Dollars in Thousands)* | 2010 | 2009 |
|---|---|---|
| Land | $ 24,439 | $ 24,408 |
| Buildings | 115,031 | 111,649 |
| Fixtures and Equipment | 57,414 | 54,493 |
| Total | 196,884 | 190,550 |
| Accumulated Depreciation | (81,528) | (75,111) |
| Premises and Equipment, Net | $ 115,356 | $ 115,439 |

**Note 7**
**DEPOSITS**

Interest bearing deposits, by category, as of December 31, were as follows:

| *(Dollars in Thousands)* | 2010 | 2009 |
|---|---|---|
| NOW Accounts | $ 770,149 | $ 899,649 |
| Money Market Accounts | 275,416 | 373,105 |
| Savings Accounts | 139,888 | 122,370 |
| Time Deposits | 372,266 | 435,319 |
| Total | $ 1,557,719 | $ 1,830,443 |

At December 31, 2010 and 2009, $3.5 million and $2.1 million, respectively, in overdrawn deposit accounts were reclassified as loans.

Deposits from certain directors, executive officers, and their related interests totaled $23.0 million and $33.6 million at December 31, 2010 and 2009 respectively.

Time deposits in denominations of $100,000 or more totaled $130.7 million and $154.1million at December 31, 2010 and December 31, 2009, respectively.

At December 31, 2010, the scheduled maturities of time deposits were as follows:

| *(Dollars in Thousands)* | |
|---|---|
| 2011 | $ 321,547 |
| 2012 | 36,037 |
| 2013 | 10,099 |
| 2014 | 1,896 |
| 2015 and thereafter | 2,687 |
| Total | $ 372,266 |

Interest expense on deposits for the three years ended December 31, was as follows:

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| NOW Accounts | $ 1,406 | $ 1,039 | $ 7,454 |
| Money Market Accounts | 1,299 | 1,288 | 5,242 |
| Savings Accounts | 65 | 60 | 121 |
| Time Deposits < $100,000 | 4,602 | 5,362 | 10,199 |
| Time Deposits > $100,000 | 1,273 | 2,836 | 4,290 |
| Total | $ 8,645 | $ 10,585 | $ 27,306 |

**Note 8**
**SHORT-TERM BORROWINGS**

Short-term borrowings included the following:

| *(Dollars in Thousands)* | Federal Funds Purchased | Securities Sold Under Repurchase Agreements(1) | Other Short-Term Borrowings |
|---|---|---|---|
| 2010 | | | |
| Balance at December 31, | $ 10,275 | $ 71,633 | $ 11,020(2) |
| Maximum indebtedness at any month end | 12,550 | 71,633 | 11,792 |
| Daily average indebtedness outstanding | 6,269 | 16,733 | 4,861 |
| Average rate paid for the year | 0.02% | 0.12% | 2.84% |
| Average rate paid on period-end borrowings | 0.01% | 0.10% | 3.37% |
| 2009 | | | |
| Balance at December 31, | $ 8,350 | $ 25,520 | $ 1,972(2) |
| Maximum indebtedness at any month end | 93,400 | 46,672 | 21,434 |
| Daily average indebtedness outstanding | 41,702 | 31,270 | 6,349 |
| Average rate paid for the year | 0.56% | 0.08% | 0.44% |
| Average rate paid on period-end borrowings | 0.01% | 0.18% | 2.79% |
| 2008 | | | |
| Balance at December 31, | $ 19,875 | $ 40,868 | $ 1,302(2) |
| Maximum indebtedness at any month end | 36,700 | 40,868 | 14,087 |
| Daily average indebtedness outstanding | 19,777 | 32,433 | 8,971 |
| Average rate paid for the year | 1.58% | 1.50% | 3.93% |
| Average rate paid on period-end borrowings | 0.56% | 0.11% | 0.41% |

(1) *Balances are fully collateralized by government treasury or agency securities held in the Company's investment portfolio.*

(2) *Includes FHLB debt and client tax deposit balances of $10.0 million and $1.0 million, respectively at December 31, 2010, $0.6 million and $1.4 million, respectively at December 31, 2009, and $0.1 million and $1.2 million, respectively at December 31, 2008.*

**Note 9**
**LONG-TERM BORROWINGS**

*Federal Home Loan Bank Notes.* At December 31, Federal Home Loan Bank advances included:

| *(Dollars in Thousands)* | 2010 | 2009 |
|---|---|---|
| Due on November 10, 2010, fixed rate 4.72%[1] | - | 634[1] |
| Due on September 08, 2011, fixed rate 3.65% | 10,000[1] | 10,000 |
| Due on December 18, 2012, fixed rate 4.84% | - | 491 |
| Due on March 13, 2013, fixed rate 3.55% | 1,118 | 1,154 |
| Due on March 18, 2013, fixed rate 3.31% | 376 | 388 |
| Due on March 18, 2013, fixed rate 6.37% | 241 | 335 |
| Due on April 17, 2013, fixed rate 3.42% | 954 | 1,057 |
| Due on April 17, 2013, fixed rate 3.50% | 1,592 | 1,644 |
| Due on May 15, 2013, fixed rate 3.81% | 915 | 944 |
| Due on May 15, 2013, fixed rate 3.81% | 1,057 | 1,089 |
| Due on June 17, 2013, fixed rate 3.85% | 74 | 78 |
| Due on June 17, 2013, fixed rate 4.11% | 1,456 | 1,529 |
| Due on September 23, 2013, fixed rate 5.64% | 387 | 509 |
| Due on January 13, 2014, fixed rate 2.96% | 1,600 | 1,600 |
| Due on January 26, 2014, fixed rate 5.79% | 919 | 996 |
| Due on January 27, 2014, fixed rate 5.31% | 1,417 | 1,497 |
| Due on February 14, 2014, fixed rate 3.08% | 1,066 | 1,066 |
| Due on May 27, 2014, fixed rate 5.92% | 221 | 279 |
| Due on May 31, 2014, fixed rate 4.88% | 1,560 | 1,968 |
| Due on February 23, 2015, fixed rate 4.07% | 698 | 712 |
| Due on March 16, 2015, fixed rate 2.88% | 590 | - |
| Due on April 21, 2015, fixed rate 2.89% | 1,507 | - |
| Due on August 17, 2015, fixed rate 4.31% | 493 | 541 |
| Due on October 15, 2015, fixed rate 4.11% | 680 | 714 |
| Due on July 20, 2016, fixed rate 6.27% | 661 | 779 |
| Due on October 3, 2016, fixed rate 5.41% | 175 | 205 |
| Due on October 31, 2016, fixed rate 5.16% | 389 | 456 |
| Due on March 1, 2017, fixed rate 3.62% | 525 | - |
| Due on June 27, 2017, fixed rate 5.53% | 455 | 525 |
| Due on June 30, 2017, fixed rate 2.77% | 1,076 | - |
| Due on July 7, 2017, fixed rate 2.88% | 1,607 | - |
| Due on October 10, 2017, fixed rate 2.22% | 3,243 | - |
| Due on October 18, 2017, fixed rate 2.18% | 1,172 | - |
| Due on October 31, 2017, fixed rate 4.79% | 569 | 653 |
| Due on December 11, 2017, fixed rate 4.78% | 510 | 583 |
| Due on February 22, 2018, fixed rate 4.61% | 1,345 | 1,386 |
| Due on April 10, 2018, fixed rate 4.20% | 1,174 | 1,196 |
| Due on April 10, 2018, fixed rate 4.20% | 975 | 993 |
| Due on September 17, 2018, fixed rate 4.23% | 2,775 | 2,896 |
| Due on September 18, 2018, fixed rate 5.15% | 372 | 420 |
| Due on November 5, 2018, fixed rate 5.10% | 2,916 | 3,072 |
| Due on December 3, 2018, fixed rate 4.87% | 393 | 442 |
| Due on December 17, 2018, fixed rate 6.33% | 1,111 | 1,214 |
| Due on January 21, 2020, fixed rate 4.20% | 783 | - |
| Due on February 12, 2020, fixed rate 4.11% | 500 | - |
| Due on May 27, 2020, fixed rate 3.28% | 2,823 | - |
| Due on February 16, 2021, fixed rate 3.00% | 648 | 693 |
| Due on January 18, 2022, fixed rate 5.25% | 895 | 915 |
| Due on May 30, 2023, fixed rate 2.50% | 774 | 817 |
| Due on June 15, 2023, fixed rate 4.77% | 417 | 450 |
| Due on July 1, 2025, fixed rate 4.80% | 2,897 | 3,095 |
| Total Outstanding | $ 60,101 | $ 50,015 |

(1) *$10.0 million is classified as short-term borrowings as of December 31, 2010 and $0.6 million classified as short-term borrowings as of December 31, 2009.*

Scheduled minimum future principal payments on FHLB advances at December 31, 2010 were as follows:

| *(Dollars in Thousands)* | | |
|---|---|---|
| 2011 | $ | 13,372(1) |
| 2012 | | 3,539 |
| 2013 | | 9,976 |
| 2014 | | 7,082 |
| 2015 | | 5,646 |
| 2016 and thereafter | | 20,486 |
| Total | $ | $ 60,101 |

*(1) $10.0 million is classified as short-term borrowings.*

The FHLB advances are collateralized by a blanket floating lien on all 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity mortgage loans. Interest on the FHLB advances is paid on a monthly basis.

*Junior Subordinated Deferrable Interest Notes.* The Company has issued two junior subordinated deferrable interest notes to wholly owned Delaware statutory trusts. The first note for $30.9 million was issued to CCBG Capital Trust I. The second note for $32.0 million was issued to CCBG Capital Trust II. The two trusts are considered variable interest entities for which the Company is not the primary beneficiary. Accordingly, the accounts of the trusts are not included in the Company's consolidated financial statements. See Note 1 - Summary of Significant Accounting Policies for additional information about the Company's consolidation policy. Details of the Company's transaction with the two trusts are provided below.

In November 2004, CCBG Capital Trust I issued $30.0 million of trust preferred securities which represent beneficial interest in the assets of the trust. The interest payments are due quarterly at LIBOR plus a margin of 1.90%, adjusted quarterly. The trust preferred securities will mature on December 31, 2034, and are redeemable upon approval of the Federal Reserve in whole or in part at the option of the Company at any time after December 31, 2009 and in whole at any time upon occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly on March 31, June 30, September 30, and December 31 of each year. CCBG Capital Trust I also issued $928,000 of common equity securities to CCBG. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase a $30.9 million junior subordinated deferrable interest note issued by the Company, which has terms substantially similar to the trust preferred securities.

In May 2005, CCBG Capital Trust II issued $31.0 million of trust preferred securities which represent beneficial interest in the assets of the trust. The interest payments are due quarterly at LIBOR plus a margin of 1.80%, adjusted annually. The trust preferred securities will mature on June 15, 2035, and are redeemable upon approval of the Federal Reserve in whole or in part at the option of the Company at any time after May 20, 2010 and in whole at any time upon occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly on March 15, June 15, September 15, and December 15 of each year. CCBG Capital Trust II also issued $959,000 of common equity securities to CCBG. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase a $32.0 million junior subordinated deferrable interest note issued by the Company, which has terms substantially similar to the trust preferred securities.

The Company has the right to defer payments of interest on the two notes at any time or from time to time for a period of up to twenty consecutive quarterly interest payment periods. Under the terms of each note, in the event that under certain circumstances there is an event of default under the note or the Company has elected to defer interest on the note, the Company may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock. The Company is current on the interest payment obligations and has not executed the right to defer interest payments on the notes, however, pursuant to the Federal Reserve Resolutions, the Company must receive approval from the Federal Reserve before making any payments, including interest, on the trust preferred securities.

The Company has entered into agreements to guarantee the payments of distributions on the trust preferred securities and payments of redemption of the trust preferred securities. Under these agreements, the Company also agrees, on a subordinated basis, to pay expenses and liabilities of the two trusts other than those arising under the trust preferred securities. The obligations of the Company under the two junior subordinated notes, the trust agreements establishing the two trusts, the guarantee and agreement as to expenses and liabilities, in aggregate, constitute a full and unconditional guarantee by the Company of the two trusts' obligations under the two trust preferred security issuances.

Despite the fact that the accounts of CCBG Capital Trust I and CCBG Capital Trust II are not included in the Company's consolidated financial statements, the $30.0 million and $31.0 million, respectively, in trust preferred securities issued by these subsidiary trusts are included in the Tier I Capital of Capital City Bank Group, Inc. as allowed by Federal Reserve guidelines.

**Note 10**
**INCOME TAXES**

The provision for income taxes reflected in the statements of operations is comprised of the following components:

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (5,392) | $ 2,340 | $ 11,730 |
| State | 525 | 417 | 510 |
| Deferred: | | | |
| Federal | 3,990 | (5,767) | (4,882) |
| State | (2,158) | (2,475) | (1,289) |
| Valuation Allowance | 66 | 149 | 644 |
| Total | $ (2,969) | $ (5,336) | $ 6,713 |

Income taxes provided were different than the tax expense computed by applying the statutory federal income tax rate of 35% to pre-tax income as a result of the following:

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| Tax Expense at Federal Statutory Rate | $ (1,184) | $ (3,083) | $ 7,678 |
| Increases (Decreases) Resulting From: | | | |
| Tax-Exempt Interest Income | (955) | (1,533) | (1,663) |
| Change in Reserve for Uncertain Tax Position | 127 | 687 | - |
| State Taxes, Net of Federal Benefit | (1,062) | (1,337) | (506) |
| Other | 39 | (219) | 560 |
| Change in Valuation Allowance | 66 | 149 | 644 |
| Actual Tax Expense | $ (2,969) | $ (5,336) | $ 6,713 |

Deferred income tax liabilities and assets result from differences between assets and liabilities measured for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect. The net deferred tax asset and the temporary differences comprising that balance at December 31, 2010 and 2009 are as follows:

| *(Dollars in Thousands)* | 2010 | 2009 |
|---|---|---|
| Deferred Tax Assets attributable to: | | |
| Allowance for Loan Losses | $ 13,671 | $ 16,975 |
| Associate Benefits | 297 | 297 |
| Accrued Pension/SERP | 10,313 | 9,685 |
| Interest on Nonperforming Loans | 807 | 2,971 |
| State Net Operating Loss Carry Forwards | 3,541 | 1,786 |
| Intangible Assets | 173 | 147 |
| Core Deposit Intangible | 3,195 | 3,144 |
| Contingency Reserve | 52 | 373 |
| Accrued Expense | 466 | 458 |
| Leases | 407 | 433 |
| Other Real Estate Owned | 7,052 | 4,136 |
| Other Than Temporary Impairment of Investment Securities | 231 | - |
| Other | 777 | 614 |
| Total Deferred Tax Assets | $ 40,982 | $ 41,019 |
| | | |
| Deferred Tax Liabilities attributable to: | | |
| Depreciation on Premises and Equipment | $ 6,411 | $ 4,492 |
| Deferred Loan Fees and Costs | 4,127 | 4,413 |
| Net Unrealized Gains on Investment Securities | 677 | 749 |
| Intangible Assets | 2,519 | 2,219 |
| Accrued Pension/SERP | 4,256 | 6,850 |
| Securities Accretion | 2 | 9 |
| Market Value on Loans Held for Sale | 72 | 28 |
| Other | 1,560 | - |
| Total Deferred Tax Liabilities | 19,624 | 18,760 |
| Valuation Allowance | 859 | 793 |
| Net Deferred Tax Assets | $ 20,499 | $ 21,466 |

In the opinion of management, it is more likely than not that all of the deferred tax assets, with the exception of the separate state net operating loss carry-forward of the holding company, will be realized. Accordingly, a valuation allowance for the holding company's separate state net operating loss carry-forward was recorded in 2008, and increased for the holding company's additional state operating loss carry-forward generated in 2009 and 2010. At year-end 2010, the Company had state net operating loss carry-forwards of approximately $88.0 million, which expire at various dates from 2022 through 2030. The Bank also has state tax credit carry-forwards of approximately $0.5 million, which expire at various dates from 2011 through 2015.

Changes in net deferred income tax assets were:

| *(Dollars in Thousands)* | 2010 | 2009 |
|---|---|---|
| Balance at Beginning of Year | $ 21,466 | $ 17,768 |
| Income Tax (Expense) Benefit From Change in Pension Liability | 628 | (4,442) |
| Income Tax Benefit From Change in Unrealized Losses on Available-for-Sale Securities | 72 | 47 |
| Income Tax Benefit From Changes in Other Temporary Impairment of Securities | 231 | - |
| Deferred Income Tax (Expense) Benefit on Continuing Operations | (1,898) | 8,093 |
| Balance at End of Year | $ 20,499 | $ 21,466 |

The Company had unrecognized tax benefits at December 31, 2010, 2009, and 2008 of $4.8 million, $4.6 million, and $3.9 million, respectively, of which $3.1 million would increase income from continuing operations, and thus impact the Company's effective tax rate, if ultimately recognized into income.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows:

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance at January 1, | $ 4,589 | $ 3,916 | $ 3,254 |
| Additions Based on Tax Positions Related to Current Year | 611 | 673 | 914 |
| Decrease Due to Lapse in Statue of Limitations | (430) | - | - |
| Decrease Based on Tax Positions Related to Prior Year | - | - | (252) |
| Balance at December 31 | $ 4,770 | $ 4,589 | $ 3,916 |

It is the Company's policy to recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income taxes accounts. The total amounts of interest and penalties recorded in the income statement for the years ended December 31, 2010, 2009, and 2008 were $9,000, $250,000, and $281,000, respectively. The amounts accrued for interest and penalties at December 31, 2010, 2009, and 2008 were $1.1 million, $1.1 million, and $834,000, respectively.

No significant increases or decreases in the amounts of unrecognized tax benefits are expected in the next 12 months.

The Company and its subsidiaries file a consolidated U.S. federal income tax return, as well as file various returns in states where its banking offices are located. The Company is no longer subject to U.S. federal or state tax examinations for years before 2007.

**Note 11**
**STOCK-BASED COMPENSATION**

The Company recognizes the cost of stock-based associate stock compensation in accordance with ASC-718-20-05-1 and ASC 718-50-05-01, (formerly SFAS No. 123R), "Share-Based Payment" (Revised) under the fair value method.

As of December 31, 2010, the Company had three stock-based compensation plans, consisting of the 2005 Associate Stock Incentive Plan ("ASIP"), the 2005 Associate Stock Purchase Plan ("ASPP"), and the 2005 Director Stock Purchase Plan ("DSPP"). Total compensation expense associated with these plans for 2008 through 2010 was $0.3 million, $0.2 million, and $0.1 million, respectively.

*ASIP.* The Company's ASIP allows the Company's Board of Directors to award key associates various forms of equity-based incentive compensation. Under the ASIP, all participants in this plan are eligible to earn an equity award, in the form of performance shares. The Company, under the terms and conditions of the ASIP, created the 2010 Incentive Plan ("2010 Plan"), which has an award tied to an internally established earnings goal for 2010. The grant-date fair value of the shares eligible to be awarded in 2010 is approximately $913,000. In addition, each plan participant is eligible to receive from the Company a tax supplement bonus equal to 31% of the stock award value at the time of issuance. A total of 58,648 shares are eligible for issuance. For 2010 and 2009, the Company recognized no expense related to the ASIP as performance goals were not achieved.

A total of 875,000 shares of common stock have been reserved for issuance under the ASIP. To date, the Company has issued a total of 67,022 shares of common stock under the ASIP.

*Executive Stock Option Agreement.* Prior to 2007, the Company maintained a stock option arrangement for a key executive officer (William G. Smith, Jr. - Chairman, President and CEO, CCBG). The status of the options granted under this arrangement is detailed in the table provided below. In 2007, the Company replaced its practice of entering into a stock option arrangement by establishing a Performance Share Unit Plan under the provisions of the ASIP that allows the executive to earn shares based on the compound annual growth rate in diluted earnings per share over a three-year period. The details of this program for the executive are outlined in a Form 8-K filing dated January 31, 2007. No expense related to this plan was recognized for 2010, 2009, or 2008 as the results did not meet the earnings performance goal.

A summary of the status of the Company's option shares as of December 31, 2010 is presented below:

| Options | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2010 | 60,384 | $ 32.79 | $ 4.9 | $ - |
| Granted | - | - | - | - |
| Exercised | - | - | - | - |
| Forfeited or expired | - | - | - | - |
| Outstanding at December 31, 2010 | 60,384 | $ 32.79 | $ 3.9 | $ - |
| Exercisable at December 31, 2010 | 60,384 | $ 32.79 | $ 3.9 | $ - |

*DSPP.* The Company's DSPP allows the directors to purchase the Company's common stock at a price equal to 90% of the closing price on the date of purchase. Stock purchases under the DSPP are limited to the amount of the directors' annual retainer and meeting fees. The DSPP has 93,750 shares reserved for issuance. A total of 84,772 shares have been issued since the inception of the DSPP. For 2010, the Company issued 22,152 shares under the DSPP and recognized approximately $26,000 in expense related to this plan. For 2009, the Company issued 19,300 shares and recognized approximately $26,000 in expense related to the DSPP. For 2008, the Company issued 12,454 shares and recognized approximately $30,000 in expense under the DSPP.

*ASPP.* Under the Company's ASPP, substantially all associates may purchase the Company's common stock through payroll deductions at a price equal to 90% of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ASPP are limited to 10% of an associate's eligible compensation, up to a maximum of $25,000 (fair market value on each enrollment date) in any plan year. Shares are issued at the beginning of the quarter following each six-month offering period. The ASPP has 593,750 shares of common stock reserved for issuance. A total of 153,072 shares have been issued since inception of the ASPP. For 2010, the Company issued 41,486 shares under the ASPP and recognized approximately $109,000 in expense related to this plan. For 2009, the Company issued 29,804 shares and recognized approximately $144,000 in expense related to the ASPP. For 2008, the Company issued 21,970 shares and recognized approximately $125,000 in expense under the ASPP.

Based on the Black-Scholes option pricing model, the weighted average estimated fair value of each of the purchase rights granted under the ASPP was $2.67 for 2010. For 2009 and 2008, the weighted average fair value purchase right granted was $5.97 and $4.97, respectively. In calculating compensation, the fair value of each stock purchase right was estimated on the date of grant using the following weighted average assumptions:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Dividend yield | 4.4% | 3.7% | 3.0% |
| Expected volatility | 41.0% | 67.5% | 37.0% |
| Risk-free interest rate | 0.2% | 0.3% | 2.6% |
| Expected life (in years) | 0.5 | 0.5 | 0.5 |

## Note 12
## EMPLOYEE BENEFIT PLANS

### Pension Plan

The Company sponsors a noncontributory pension plan covering substantially all of its associates. Benefits under this plan generally are based on the associate's total years of service and average of the five highest consecutive years of compensation during the ten years immediately preceding their departure. The Company's general funding policy is to contribute amounts sufficient to meet minimum funding requirements as set by law and to ensure deductibility for federal income tax purposes. The following table details on a consolidated basis the components of pension expense, the funded status of the plan, amounts recognized in the Company's consolidated statements of financial condition, and major assumptions used to determine these amounts.

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| Change in Projected Benefit Obligation: | | | |
| Benefit Obligation at Beginning of Year | $ 83,749 | $ 79,607 | $ 70,118 |
| Service Cost | 5,691 | 5,593 | 5,351 |
| Interest Cost | 4,733 | 4,588 | 4,482 |
| Actuarial Loss/(Gain) | 5,201 | (2,977) | 4,038 |
| Benefits Paid | (1,776) | (2,829) | (6,483) |
| Expenses Paid | (205) | (233) | (165) |
| Plan Change(1) | - | - | 2,266 |
| Projected Benefit Obligation at End of Year | $ 97,393 | $ 83,749 | $ 79,607 |
| Accumulated Benefit Obligation at End of Year | $ 77,100 | $ 64,889 | $ 56,368 |
| Change in Plan Assets: | | | |
| Fair Value of Plan Assets at Beginning of Year | $ 79,547 | $ 66,363 | $ 75,653 |
| Actual Gain/(Loss) Return on Plan Assets | 7,092 | 8,246 | (14,642) |
| Employer Contributions | - | 8,000 | 12,000 |
| Benefits Paid | (1,776) | (2,829) | (6,483) |
| Expenses Paid | (205) | (233) | (165) |
| Fair Value of Plan Assets at End of Year | $ 84,658 | $ 79,547 | $ 66,363 |
| Amounts Recognized in the Consolidated Statements of Financial Condition: | | | |
| Other Assets | $ - | $ - | $ - |
| Other Liabilities | 12,735 | 4,202 | 13,245 |
| Amounts (Pre-Tax) Recognized in Accumulated Other Comprehensive Income: | | | |
| Net Actuarial Losses | $ 25,438 | $ 23,224 | $ 32,341 |
| Prior Service Cost | 2,351 | 2,860 | 3,369 |
| Components of Net Periodic Benefit Costs: | | | |
| Service Cost | $ 5,691 | $ 5,593 | $ 5,351 |
| Interest Cost | 4,733 | 4,588 | 4,482 |
| Expected Return on Plan Assets | (6,194) | (5,060) | (5,921) |
| Amortization of Prior Service Costs | 509 | 509 | 509 |
| Recognized Net Actuarial Loss | 2,088 | 2,954 | 882 |
| Net Periodic Benefit Cost | $ 6,827 | $ 8,584 | $ 5,303 |
| Assumptions: | | | |
| Weighted-average used to determine benefit obligations: | | | |
| Discount Rate | 5.55% | 5.75% | 6.00% |
| Expected Return on Plan Assets | 8.00% | 8.00% | 8.00% |
| Rate of Compensation Increase | 4.25% | 4.50% | 5.50% |
| Measurement Date | 12/31/10 | 12/31/09 | 12/31/08 |
| Weighted-average used to determine net cost: | | | |
| Discount Rate | 5.75% | 6.00% | 6.25% |
| Expected Return on Plan Assets | 8.00% | 8.00% | 8.00% |
| Rate of Compensation Increase | 4.50% | 5.50% | 5.50% |

(1) *In 2008, the employee benefits plan was amended to include stock as plan compensation.*

*Other Comprehensive Income.* The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 are as follows:

| *(Dollars in Thousands)* | | |
|---|---|---|
| Actuarial Loss | $ | 2,211 |
| Prior Service Cost | | 462 |
| Total | $ | 2,673 |

*Return on Plan Assets.* The overall expected long-term rate of return on assets is a weighted-average expectation for the return on plan assets. The Company considers historical performance and current benchmarks to arrive at expected long-term rates of return in each asset category. The Company assumed that 65% of its portfolio would be invested in equity securities, with the remainder invested in debt securities and/or cash equivalents.

*Plan Assets.* The Company's pension plan asset allocation at year-end 2010 and 2009, and the target asset allocation for 2010 are as follows:

| | Target Allocation | Percentage of Plan Assets at Year-End(1) | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Equity Securities | 65% | 50% | 45% |
| Debt Securities | 30% | 36% | 26% |
| Cash Equivalent | 5% | 14% | 29% |
| Total | 100% | 100% | 100% |

(1) *Represents asset allocation at year-end which may differ from the average target allocation for the year due to the year-end cash contribution to the plan.*

The Company's pension plan assets are overseen by the CCBG Retirement Committee. Capital City Trust Company acts as the investment manager for the plan. The investment strategy is to maximize return on investments while minimizing risk. The Company believes the best way to accomplish this goal is to take a conservative approach to its investment strategy by investing in high-grade equity and debt securities.

The major categories of assets in the Company's pension plan as of year-end is presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 utilized to measure fair value (see Note 19 – Fair Value Measurements).

| *(Dollars in Thousands)* | 2010 | 2009 |
|---|---|---|
| Level 1: | | |
| U.S. Treasury | $ 4,837 | $ 5,375 |
| Common Stocks | 11,935 | 9,469 |
| Mutual Funds | 40,267 | 30,795 |
| Cash and Cash Equivalents | 11,374 | 21,756 |
| Level 2: | | |
| U.S. Government Agencies and Corporations | 16,245 | 12,152 |
| Total Fair Value of Plan Assets | $ 84,658 | $ 79,547 |

*Expected Benefit Payments*. As of December 31, 2010, expected benefit payments related to the defined benefit pension plan were as follows:

| *(Dollars in Thousands)* | | |
|---|---|---|
| 2011 | $ | 4,060 |
| 2012 | | 4,941 |
| 2013 | | 5,675 |
| 2014 | | 6,711 |
| 2015 | | 8,551 |
| 2016 through 2020 | | 42,044 |
| Total | $ | 71,982 |

*Contributions*. The following table details the amounts contributed to the pension plan in 2010 and 2009, and the expected amount to be contributed in 2011.

| *(Dollars in Thousands)* | 2010(1) | 2009 | Expected Range of Contribution 2011(2) |
|---|---|---|---|
| Actual Contributions | $ - | $ 8,000 | $ - |

(1) *For 2010, the Company did not make a contribution to its pension plan due to adequacy of its funding level.*

(2) *For 2011, the Company anticipates that it will not have a minimum funding requirement – funding will be at management discretion in consideration of 2011 plan experience.*

**Supplemental Executive Retirement Plan**

The Company has a Supplemental Executive Retirement Plan ("SERP") covering selected executive officers. Benefits under this plan generally are based on the same service and compensation as used for the pension plan, except the benefits are calculated without regard to the limits set by the Internal Revenue Code on compensation and benefits. The net benefit payable from the SERP is the difference between this gross benefit and the benefit payable by the pension plan.

The following table details the components of the SERP's periodic benefit cost, the funded status of the plan, amounts recognized in the Company's consolidated statements of financial condition, and major assumptions used to determine these amounts.

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Change in Projected Benefit Obligation:** | | | |
| Benefit Obligation at Beginning of Year | $ 3,174 | $ 5,033 | $ 3,706 |
| **Service Cost** | - | 20 | 31 |
| Interest Cost | 150 | 178 | 287 |
| **Actuarial Gain** | (323) | (2,057) | (180) |
| Plan Change(1) | - | - | 1,190 |
| **Projected Benefit Obligation at End of Year** | $ 3,001 | $ 3,174 | $ 5,034 |
| | | | |
| **Accumulated Benefit Obligation at End of Year** | $ 2,996 | $ 2,889 | $ 2,899 |
| | | | |
| **Amounts Recognized in the Consolidated Statements of Financial Condition:** | | | |
| Other Liabilities | $ 3,001 | $ 3,174 | $ 5,034 |
| | | | |
| Amounts (Pre-Tax) Recognized in Accumulated Other Comprehensive Income: | | | |
| **Net Actuarial Gain** | $ (1,753) | $ (1,854) | $ (148) |
| Prior Service Cost | 694 | 874 | 1,055 |
| | | | |
| Components of Net Periodic Benefit Costs: | | | |
| **Service Cost** | $ - | $ 20 | $ 31 |
| Interest Cost | 150 | 178 | 287 |
| **Amortization of Prior Service Cost** | 180 | 180 | 180 |
| Recognized Net Actuarial (Gain)Loss | (424) | (350) | (36) |
| **Net Periodic Benefit Cost** | $ (94) | $ 28 | $ 462 |
| | | | |
| **Assumptions:** | | | |
| Weighted-average used to determine the benefit obligations: | | | |
| **Discount Rate** | 5.55% | 5.75% | 6.00% |
| Rate of Compensation Increase | 4.25% | 4.50% | 5.50% |
| **Measurement Date** | 12/31/10 | 12/31/09 | 12/31/08 |
| | | | |
| **Weighted-average used to determine the net cost:** | | | |
| Discount Rate | 5.75% | 6.00% | 6.25% |
| **Rate of Compensation Increase** | 4.50% | 5.50% | 5.50% |

(1) *In 2008, the SERP plan was amended to include stock as plan compensation.*

*Expected Benefit Payments*. As of December 31, 2010, expected benefit payments related to the SERP were as follows:

| *(Dollars in Thousands)* | |
|---|---|
| 2011 | $ 266 |
| 2012 | 289 |
| 2013 | 277 |
| 2014 | 310 |
| 2015 | 353 |
| 2016 through 2020 | 591 |
| Total | $ 2,086 |

**401(k) Plan**

The Company has a 401(k) Plan which enables associates to defer a portion of their salary on a pre-tax basis. The plan covers substantially all associates of the Company who meet minimum age requirements. The plan is designed to enable participants to elect to have an amount from 1% to 15% of their compensation withheld in any plan year placed in the 401(k) Plan trust account. Matching contributions of 50% from the Company are made up to 6% of the participant's compensation for eligible associates. During 2010, 2009, and 2008, the Company made matching contributions of $0.4 million, $0.4 million, and $0.3 million, respectively. The participant may choose to invest their contributions into twenty-four investment options available to 401(k) participants, including the Company's common stock. A total of 50,000 shares of CCBG common stock have been reserved for issuance. These shares have historically been purchased in the open market.

**Other Plans**

The Company has a Dividend Reinvestment and Optional Stock Purchase Plan. A total of 250,000 shares have been reserved for issuance. In recent years, shares for the Dividend Reinvestment and Optional Stock Purchase Plan have been acquired in the open market and, thus, the Company did not issue any shares under this plan in 2010, 2009 and 2008.

**Note 13**
**EARNINGS PER SHARE**

The following table sets forth the computation of basic and diluted earnings per share:

| *(Dollars in Thousands, Except Per Share Data)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Numerator:** | | | |
| Net (Loss) Income | $ (413) | $ (3,471) | $ 15,225 |
| Denominator: | | | |
| **Denominator for Basic Earnings Per Share Weighted-Average Shares** | 17,075,867 | 17,043,964 | 17,141,454 |
| Effects of Dilutive Securities Stock Compensation Plans | 857 | 747 | 5,460 |
| Denominator for Diluted Earnings Per Share Adjusted Weighted-Average Shares and Assumed Conversions | 17,076,724 | 17,044,711 | 17,146,914 |
| Basic (Loss) Earnings Per Share | $ (0.02) | $ (0.20) | $ 0.89 |
| Diluted (Loss) Earnings Per Share | $ (0.02) | $ (0.20) | $ 0.89 |

Stock options for 23,138 and 37,246 shares of common stock related to awards earned in 2003 and 2004, respectively, were not considered in computing diluted earnings per common share for 2010, 2009 and 2008 because they were anti-dilutive.

**Note 14**
**CAPITAL**

The Company is subject to various regulatory capital requirements which involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items. The Company's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require that the Company maintain amounts and ratios (set forth in the table below) of total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. As of December 31, 2010, the Company met all capital adequacy requirements to which it is subject.

A summary of actual, required, and capital levels necessary to be considered well-capitalized for Capital City Bank Group, Inc. consolidated and its banking subsidiary, Capital City Bank. as of December 31, 2010 and December 31, 2009 are as follows:

| | Actual | | Required For Capital Adequacy Purposes | | To Be Well-Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| *(Dollars in Thousands)* | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **As of December 31, 2010:** | | | | | | |
| Tier I Capital: | | | | | | |
| **CCBG** | **$ 249,619** | **13.24%** | **$ 75,920** | **4.00%** | * | * |
| CCB | 240,270 | 12.77% | 75,734 | 4.00% | 113,601 | 6.00% |
| Total Capital: | | | | | | |
| **CCBG** | **275,231** | **14.59%** | **151,840** | **8.00%** | * | * |
| CCB | 263,937 | 14.03% | 151,469 | 8.00% | 189,336 | 10.00% |
| Tier I Leverage: | | | | | | |
| **CCBG** | **249,619** | **10.10%** | **75,920** | **4.00%** | * | * |
| CCB | 240,270 | 9.74% | 75,734 | 4.00% | 94,668 | 5.00% |
| As of December 31, 2009: | | | | | | |
| **Tier I Capital:** | | | | | | |
| **CCBG** | **$ 257,108** | **12.76%** | **$ 81,370** | **4.00%** | * | * |
| CCB | 238,433 | 11.86% | 81,194 | 4.00% | 121,791 | 6.00% |
| Total Capital: | | | | | | |
| **CCBG** | **284,423** | **14.11%** | **162,740** | **8.00%** | * | * |
| CCB | 263,806 | 13.12% | 162,388 | 8.00% | 202,985 | 10.00% |
| Tier I Leverage: | | | | | | |
| **CCBG** | **257,108** | **10.39%** | **81,370** | **4.00%** | * | * |
| CCB | 238,433 | 9.66% | 81,194 | 4.00% | 101,493 | 5.00% |

* *Not applicable to bank holding companies.*

**Note 15**
**DIVIDEND RESTRICTIONS**

Substantially all the Company's retained earnings are undistributed earnings of its banking subsidiary which are restricted by various regulations administered by federal and state bank regulatory authorities.

The approval of the appropriate regulatory authority is required if the total of all dividends declared by a subsidiary bank in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. In addition, pursuant to the Federal Reserve Resolutions, the Bank must receive prior approval from the Federal Reserve before declaring or paying any dividends. Under these guidelines and restrictions, the Bank must receive approval from its regulators to issue and declare any further dividends to CCBG. In addition, CCBG must receive approval from the Federal Reserve to pay any dividends to its shareowners.

**Note 16**
**RELATED PARTY INFORMATION**

At December 31, 2010 and 2009, certain officers and directors were indebted to the Company's bank subsidiary in the aggregate amount of $21.8 million and $23.2 million, respectively. During 2010, $27.0 million in new loans were made and repayments totaled $28.4 million. In the opinion of management, these loans were made on similar terms as loans to other individuals of comparable creditworthiness and were all current at year-end.

Under a lease agreement expiring in 2024, the Bank leases land from a partnership in which several directors and officers have an interest. The lease agreement with Smith Interests General Partnership L.L.P. provides for annual lease payments of approximately $136,000, to be adjusted for inflation in future years.

**Note 17**
**SUPPLEMENTARY INFORMATION**

Components of other noninterest income and noninterest expense in excess of 1% of the sum of total interest income and noninterest income, which are not disclosed separately elsewhere, are presented below for each of the respective years.

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| Noninterest Income: | | | |
| Merchant Fee Income | $ 1,118(1) | $ 2,359 | $ 5,548 |
| Interchange Commission Fees | 5,077 | 4,432 | 4,165 |
| ATM/Debit Card Fees | 4,123 | 3,515 | 2,988 |
| Retail Brokerage Fees | 2,820 | 2,655 | 2,399 |
| | | | |
| Noninterest Expense: | | | |
| Maintenance Agreements - FF&E | 3,185 | 3,225 | 3,506 |
| Legal Fees | 4,301 | 3,975 | 2,240 |
| Professional Fees | 4,338 | 4,501 | 4,083 |
| Interchange Fees | 955(1) | 1,929 | 4,577 |
| Telephone | 2,059 | 2,227 | 2,522 |
| Advertising | 2,905 | 3,285 | 3,609 |
| Processing Services | 3,651 | 3,591 | 3,921 |
| FDIC Insurance Fees | 6,324 | 5,167 | 1,304(1) |
| Printing and Supplies | 1,455(1) | 1,882 | 1,977(1) |
| Other Real Estate Owned | 14,922 | 7,577 | 1,306(1) |

(1) *Less than 1% of the appropriate threshold.*

**Note 18**
**COMMITMENTS AND CONTINGENCIES**

*Lending Commitments*. The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its clients. These financial instruments consist of commitments to extend credit and standby letters of credit.

The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. As of December 31, 2010, the amounts associated with the Company's off-balance sheet obligations were as follows:

| *(Dollars in Thousands)* | Amount |
|---|---|
| Commitments to Extend Credit(1) | $ 330,767 |
| Standby Letters of Credit | $ 12,675 |

(1) *Commitments include unfunded loans, revolving lines of credit, and other unused commitments.*

Commitments to extend credit are agreements to lend to a client so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. In general, management does not anticipate any material losses as a result of participating in these types of transactions. However, any potential losses arising from such transactions are reserved for in the same manner as management reserves for its other credit facilities.

For both on- and off-balance sheet financial instruments, the Company requires collateral to support such instruments when it is deemed necessary. The Company evaluates each client's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; real estate; accounts receivable; property, plant and equipment; and inventory.

*Other Commitments*. In the normal course of business, the Company enters into lease commitments which are classified as operating leases. Rent expense incurred under these leases was approximately $1.2 million in 2010, $1.5 million in 2009, and $1.5 million in 2008. Minimum lease payments under these leases due in each of the five years subsequent to December 31, 2010, are as follows (dollars in millions): 2011, $0.6; 2012, $0.6; 2013, $0.5; 2014, $0.4; 2015, $0.4; thereafter, $4.3.

*Contingencies*. The Company is a party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on the consolidated results of operations, financial position, or cash flows of the Company.

*Indemnification Obligation*. The Company is a member of the Visa U.S.A. network. Visa U.S.A believes that its member banks are required to indemnify Visa U.S.A. for potential future settlement of certain litigation (the "Covered Litigation"). The Company recorded a charge in its fourth quarter 2007 financial statements of approximately $1.9 million, or $0.07 per diluted common share, to recognize its proportionate contingent liability related to the costs of the judgments and settlements from the Covered Litigation.

In the first quarter of 2008, Visa, Inc., the parent company of Visa U.S.A, in conjunction with its initial public offering, established a litigation escrow account for the costs of from the Covered Litigation. Visa, Inc. has since funded the escrow account in December 2008, July 2009, May 2010, and October 2010, in the amounts of $1.096 billion, $700 million, $500 million, and $800 million, respectively, which in effect reduced the exchange ratio for the Company's Class B shares of Visa Inc.

As a result of the aforementioned escrow account funding by Visa, Inc., the Company reversed the full amount of its original $1.9 million Covered Litigation accrual. While the Company could be required under the indemnification obligation to separately fund its proportionate share of any Covered Litigation losses, it is expected that this litigation escrow account will be sufficient to pay the full amount of the potential losses.

**Note 19**
**FAIR VALUE MEASUREMENTS**

The Company adopted the provisions of ASC 820-10 (Formerly SFAS No. 157), "Fair Value Measurements," for financial assets and financial liabilities effective January 1, 2008. Subsequently, on January 1, 2009, the Company adopted ASC 820-10-15 (Formerly SFAS No. 157-2) "Effective Date of FASB Statement No. 157" for non-financial assets and non-financial liabilities. ASC 820-10 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

ASC 820-10 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

*Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

*Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

*Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value effective January 1, 2008.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

*Securities Available for Sale.* Securities classified as available for sale are reported at fair value on a recurring basis utilizing Level 1, 2, or 3 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service or a model that uses, as inputs, observable market based parameters. The fair value measurements consider observable data that may include quoted prices in active markets, or other inputs, including dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, and credit information and the bond's terms and conditions.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

| *(Dollars in Thousands)* | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs | Total Fair Value |
|---|---|---|---|---|
| 2010 | | | | |
| **Securities available for sale:** | | | | |
| US Treasury | $ 162,151 | $ - | $ - | $ 162,151 |
| **U.S. Government Agencies and Corporations** | - | - | - | - |
| State and Political Subdivisions | 5,278 | 74,022 | - | 79,300 |
| **Mortgage-Backed Securities** | - | 56,217 | - | 56,217 |
| Other Securities | - | 12,064 | - | 12,064 |
| 2009 | | | | |
| **Securities available for sale:** | | | | |
| US Treasury | $ 22,444 | $ - | $ - | $ 22,444 |
| **U.S. Government Agencies and Corporations** | - | - | - | - |
| State and Political Subdivisions | 3,709 | 103,841 | - | 107,550 |
| **Mortgage-Backed Securities** | - | 34,143 | - | 34,143 |
| Other Securities | - | 12,536 | - | 12,536 |

The following table reconciles the beginning and ending balances of available for sale securities measured at fair value on a recurring basis using significant unobservable (Level 3) inputs:

| *(Dollars in Thousands)* | 2010 | 2009 |
|---|---|---|
| Balance, Beginning of year | $ - | $ 1,107 |
| Change in unrealized gain included in other comprehensive income | | (107) |
| Change in unrealized loss included in other comprehensive income | 100 | (700) |
| Other than temporary credit impairment realized in earnings | (100) | (300) |
| Balance, End of year | $ - | $ - |

Certain financial and non-financial assets measured at fair value on a nonrecurring basis are detailed below; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial and non-financial liabilities measured at fair value on a nonrecurring basis were not significant at December 31, 2010.

*Impaired Loans.* On a non-recurring basis, certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the liquidation of collateral. The fair value of collateral is determined by an independent valuation or professional appraisal in conformance with banking regulations. Collateral values are estimated using Level 3 inputs due to the volatility in the real estate market, and the judgment and estimation involved in the real estate appraisal process. Impaired loans had a carrying value of $87.8 million, with a valuation allowance of $14.7 million, at December 31, 2010 compared to $111.9 million and $21.1 million, respectively, at December 31, 2009.

*Loans Held for Sale.* Loans held for sale of $6.3 million, which are carried at the lower of cost or fair value, are adjusted to fair value on a non-recurring basis. Fair value is based on observable markets rates for comparable loan products which is considered a level 2 fair value measurement.

*Other Real Estate Owned.* During the 12 months of 2010, certain foreclosed assets, upon initial recognition, were measured and reported at fair value through a charge-off to the allowance for possible loan losses based on the fair value of the foreclosed asset. The fair value of the foreclosed asset is determined by an independent valuation or professional appraisal in conformance with banking regulations. The fair value of foreclosed assets is estimated using Level 3 inputs due to the volatility of the real estate market, and judgment and estimation involved in the real estate valuation process. Foreclosed assets measured at fair value upon initial recognition totaled $49.2 million during the 12 months ended December 31, 2010. The Company disposed of $18.1 million in foreclosed assets and recognized subsequent losses totaling $9.3 million for properties that were re-valued during the 12 months ended December 31, 2010. The carrying value of foreclosed assets was $57.9 million at December 31, 2010.

*Other Financial Instruments.* Many of the Company's assets and liabilities are short-term financial instruments whose carrying values approximate fair value. These items include Cash and Due From Banks, Interest Bearing Deposits with Other Banks, Federal Funds Sold, Federal Funds Purchased, Securities Sold Under Repurchase Agreements, and Short-Term Borrowings. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The resulting fair values may be significantly affected by the assumptions used, including the discount rates and estimates of future cash flows.

The methods and assumptions used to estimate the fair value of the Company's other financial instruments are as follows:

Loans - The loan portfolio is segregated into categories and the fair value of each loan category is calculated using present value techniques based upon projected cash flows and estimated discount rates that reflect the credit and interest rate risks inherent in each loan category. The calculated present values are then reduced by an allocation of the allowance for loan losses against each respective loan category.

Deposits - The fair value of Noninterest Bearing Deposits, NOW Accounts, Money Market Accounts and Savings Accounts are the amounts payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using present value techniques and rates currently offered for deposits of similar remaining maturities.

Subordinated Notes Payable - The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar obligations.

Long-Term Borrowings - The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar debt.

Commitments to Extend Credit and Standby Letters of Credit - The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the present creditworthiness of the counterparties. The fair value of these fees is not material.

The Company's financial instruments that have estimated fair values are presented below:

| | At December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| *(Dollars in Thousands)* | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| Financial Assets: | | | | |
| Cash | $ 35,410 | $ 35,410 | $ 57,877 | $ 57,877 |
| Short-Term Investments | 200,783 | 200,783 | 276,416 | 276,416 |
| Investment Securities | 309,731 | 309,731 | 176,673 | 176,673 |
| Loans, Net of Allowance for Loan Losses | 1,723,235 | 1,675,997 | 1,871,941 | 1,851,699 |
| Total Financial Assets | $ 2,269,159 | $ 2,221,921 | $ 2,382,907 | $ 2,362,665 |
| Financial Liabilities: | | | | |
| Deposits | $ 2,103,976 | $ 2,105,568 | $ 2,258,234 | $ 2,258,899 |
| Short-Term Borrowings | 92,928 | 89,287 | 35,841 | 34,209 |
| Subordinated Notes Payable | 62,887 | 62,884 | 62,887 | 62,569 |
| Long-Term Borrowings | 50,101 | 52,302 | 49,380 | 51,509 |
| Total Financial Liabilities | $ 2,309,892 | $ 2,310,041 | $ 2,406,342 | $ 2,407,186 |

All non-financial instruments are excluded from the above table. The disclosures also do not include certain intangible assets such as client relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

**Note 20**
**PARENT COMPANY FINANCIAL INFORMATION**

The operating results of the parent company for the three years ended December 31, are shown below:

**Parent Company Statements of Operations**

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| OPERATING INCOME | | | |
| Income Received from Subsidiary Bank: | | | |
| Dividends | $ - | $ 35,000 | $ 16,655 |
| Overhead Fees | 3,059 | 3,209 | 3,209 |
| Other Income | 74 | 121 | 184 |
| Total Operating Income | 3,133 | 38,330 | 20,048 |
| OPERATING EXPENSE | | | |
| Salaries and Associate Benefits | 1,359 | 1,694 | 1,341 |
| Interest on Long-Term Debt | - | - | 35 |
| Interest on Subordinated Notes Payable | 2,008 | 3,730 | 3,735 |
| Professional Fees | 1,185 | 999 | 978 |
| Advertising | 96 | 202 | 244 |
| Legal Fees | 226 | 176 | 213 |
| Other | 623 | 813 | 620 |
| Total Operating Expense | 5,497 | 7,614 | 7,166 |
| Income Before Income Taxes and Equity in Undistributed Earnings of Subsidiary Bank | (2,364) | 30,716 | 12,882 |
| Income Tax Benefit | (771) | (1,430) | (737) |
| Income Before Equity in Undistributed Earnings of Subsidiary Bank | (1,593) | 32,146 | 13,619 |
| Equity in Undistributed Earnings of Subsidiary Bank | 1,180 | (35,617) | 1,606 |
| Net (Loss) Income | $ (413) | $ (3,471) | $ 15,225 |

The following are condensed statements of financial condition of the parent company at December 31:

**Parent Company Statements of Financial Condition**

| *(Dollars in Thousands, Except Per Share Data)* | 2010 | 2009 |
|---|---|---|
| ASSETS | | |
| Cash and Due From Subsidiary Bank | $ 10,986 | $ 20,425 |
| Investment in Subsidiary Bank | 314,874 | 314,946 |
| Other Assets | 2,693 | 2,265 |
| Total Assets | $ 328,553 | $ 337,636 |
| | | |
| LIABILITIES | | |
| Subordinated Notes Payable | $ 62,887 | $ 62,887 |
| Other Liabilities | 6,647 | 6,850 |
| Total Liabilities | 69,534 | 69,737 |
| | | |
| SHAREOWNERS' EQUITY | | |
| Preferred Stock, $.01 par value, 3,000,000 shares authorized; no shares issued and outstanding | - | - |
| Common Stock, $.01 par value; 90,000,000 shares authorized; 17,100,081 and 17,036,407 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively | 171 | 170 |
| Additional Paid-In Capital | 36,920 | 36,099 |
| Retained Earnings | 237,679 | 246,460 |
| Accumulated Other Comprehensive Loss, Net of Tax | (15,751) | (14,830) |
| Total Shareowners' Equity | 259,019 | 267,899 |
| Total Liabilities and Shareowners' Equity | $ 328,553 | $ 337,636 |

The cash flows for the parent company for the three years ended December 31, were as follows:

**Parent Company Statements of Cash Flows**

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net Income | $ (413) | $ (3,471) | $ 15,225 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | | |
| Equity in Undistributed Earnings of Subsidiary Bank | (1,180) | 35,617 | (1,606) |
| Non-Cash Compensation | - | - | 62 |
| Increase in Other Assets | (97) | (528) | 254 |
| Increase in Other Liabilities | (203) | 1,325 | 210 |
| Net Cash Provided by Operating Activities | (1,893) | 32,943 | 14,145 |
| | | | |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Cash Paid for Investment in: | | | |
| Purchase of held-to-maturity and available-for-sale securities | - | - | - |
| Increase in Investment in Bank Subsidiary | - | - | - |
| Net Cash Used in Investing Activities | - | - | - |
| | | | |
| CASH FROM FINANCING ACTIVITIES: | | | |
| Payment of Dividends | (8,368) | (12,959) | (12,630) |
| Repurchase of Common Stock | - | (1,561) | (2,414) |
| Issuance of Common Stock | 822 | 1,052 | 891 |
| Net Cash (Used in) Provided by Financing Activities | (7,546) | (13,468) | (14,153) |
| | | | |
| Net (Decrease) Increase in Cash | (9,439) | 19,475 | (8) |
| Cash at Beginning of Period | 20,425 | 950 | 958 |
| Cash at End of Period | $ 10,986 | $ 20,425 | $ 950 |

**Note 21**
**COMPREHENSIVE INCOME**

FASB Topic ASC 220, "Comprehensive Income" (Formerly SFAS No. 130) requires that certain transactions and other economic events that bypass the income statement be displayed as other comprehensive income. Total comprehensive income is reported in the accompanying statements of changes in shareowners' equity. Information related to net comprehensive income (loss) is as follows:

| *(Dollars in Thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Other Comprehensive Income (Loss):** | | | |
| Securities available for sale: | | | |
| **Change in net unrealized gain, net of tax expense of $41 and a tax benefit of $460 and net of tax expense of $683** | **$ 79** | **$ (888)** | **$ 1,230** |
| Retirement plans: | | | |
| **Change in funded status of defined benefit pension plan and SERP, net of tax benefit of $627, net of tax expense $4,441, tax benefit of $10,613** | **(1,000)** | **7,072** | **(16,179)** |
| Net Other Comprehensive (Loss) Gain | $ (921) | $ 6,184 | $ (14,949) |

The components of accumulated other comprehensive income, net of tax, as of year-end were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net unrealized gain on securities available for sale | $ 667 | $ 588 | $ 1,476 |
| **Net unfunded liability for defined benefit pension plan and SERP** | **(16,418)** | **(15,418)** | **(22,490)** |
| | $ (15,751) | $ (14,830) | $ (21,014) |

### *Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

### *Item 9A. Controls and Procedures*

*Evaluation of Disclosure Controls and Procedures.* As of December 31, 2010, the end of the period covered by this Annual Report on Form 10-K, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that as of December 31, 2010, the end of the period covered by this Annual Report on Form 10-K, we maintained effective disclosure controls and procedures.

*Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control - Integrated Framework, our management has concluded we maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rule 13a-15(f), as of December 31, 2010.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the year ended December 31, 2010, and opined as to the effectiveness of internal control over financial reporting as of December 31, 2010, as stated in its attestation report, which is included herein on page 99.

*Change in Internal Control.* Our management, including the Chief Executive Officer and Chief Financial Officer, has reviewed our internal control. There have been no significant changes in our internal control during our most recently completed fiscal quarter that materially affected, or is likely to materially affect our internal control over financial reporting.

### *Item 9B. Other Information*

None.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders of
Capital City Bank Group, Inc.

We have audited Capital City Bank Group, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Capital City Bank Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Capital City Bank Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated statements of financial condition of Capital City Bank Group, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2010 of Capital City Bank Group, Inc. and our report dated March 7, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Birmingham, Alabama
March 7, 2011

## Part III

### *Item 10. Directors, Executive Officers, and Corporate Governance*

Incorporated herein by reference to the subsection entitled "Codes of Conduct and Ethics" under the section entitled "Corporate Governance," "Nominees for Election as Directors," "Continuing Directors and Executive Officers," "Share Ownership" and the subsection entitled "Committees of the Board" under the section "Board and Committee Membership" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 26, 2011.

### *Item 11. Executive Compensation*

Incorporated herein by reference to the sections entitled "Executive Compensation" and "Director Compensation" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 26, 2011.

### *Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareowners Matters*

Incorporated herein by reference to the sections entitled "Share Ownership" and "Equity Compensation Plan Information" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 26, 2011.

### *Item 13. Certain Relationships and Related Transactions, and Director Independence*

Incorporated herein by reference to the subsections entitled "Related Person Transaction Policy" and "Transactions With Related Persons" under the section entitled "Executive Officers and Transactions with Related Persons" and the subsection entitled "Independent Directors" under the section entitled "Corporate Governance" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 26, 2011.

### *Item 14. Principal Accountant Fees and Services*

Incorporated herein by reference to the section entitled "Audit Fees and Related Matters" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held April 26, 2011.

## PART IV

### *Item 15. Exhibits and Financial Statement Schedules*

The following documents are filed as part of this report

1. Financial Statements

   Reports of Independent Registered Public Accounting Firm
   Consolidated Statements of Financial Condition at the End of Fiscal Years 2010 and 2009
   Consolidated Statements of Operations for Fiscal Years 2010, 2009, and 2008
   Consolidated Statements of Changes in Shareowners' Equity for Fiscal Years 2010, 2009, and 2008
   Consolidated Statements of Cash Flows for Fiscal Years 2010, 2009, and 2008
   Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   Other schedules and exhibits are omitted because the required information either is not applicable or is shown in the financial statements or the notes thereto.

3. Exhibits Required to be Filed by Item 601 of Regulation S-K

| Reg. S-K Exhibit Table Item No. | Description of Exhibit |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation - incorporated herein by reference to Exhibit 3 of the Registrant's 1996 Proxy Statement (filed 4/11/96) (No. 0-13358). |
| 3.2 | Amended and Restated Bylaws - incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 8-K (filed 11/30/07) (No. 0-13358). |
| 4.1 | See Exhibits 3.1, and 3.2 for provisions of Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which define the rights of its shareholders. |
| 4.2 | Capital City Bank Group, Inc. 2005 Director Stock Purchase Plan - incorporated herein by reference to Exhibit 4.3 of the Registrant's Form S-8 (filed 11/5/04) (No. 333-120242). |
| 4.3 | Capital City Bank Group, Inc. 2005 Associate Stock Purchase Plan - incorporated herein by reference to Exhibit 4.4 of the Registrant's Form S-8 (filed 11/5/04) (No. 333-120242). |
| 4.4 | Capital City Bank Group, Inc. 2005 Associate Incentive Plan - incorporated herein by reference to Exhibit 4.5 of the Registrant's Form S-8 (filed 11/5/04) (No. 333-120242). |
| 4.5 | In accordance with Regulation S-K, Item 601(b)(4)(iii)(A) certain instruments defining the rights of holders of long-term debt of Capital City Bank Group, Inc. not exceeding 10% of the total assets of Capital City Bank Group, Inc. and its consolidated subsidiaries have been omitted; the Registrant agrees to furnish a copy of any such instruments to the Commission upon request. |
| 10.1 | Capital City Bank Group, Inc. 1996 Dividend Reinvestment and Optional Stock Purchase Plan - incorporated herein by reference to Exhibit 10 of the Registrant's Form S-3 (filed 01/30/97) (No. 333-20683). |
| 10.2 | Capital City Bank Group, Inc. Supplemental Executive Retirement Plan - incorporated herein by reference to Exhibit 10(d) of the Registrant's Form 10-K (filed 3/27/03) (No. 0-13358). |
| 10.3 | Capital City Bank Group, Inc. 401(k) Profit Sharing Plan – incorporated herein by reference to Exhibit 4.3 of Registrant's Form S-8 (filed 09/30/97) (No. 333-36693). |

| | |
|---|---|
| 10.4 | 2005 Stock Option Agreement by and between Capital City Bank Group, Inc. and William G. Smith, Jr., dated March 24, 2005 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 3/31/05) (No. 0-13358). |
| 10.5 | 2006 Stock Option Agreement by and between Capital City Bank Group, Inc. and William G. Smith, Jr., dated March 23, 2006 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 3/29/06) (No. 0-13358). |
| 10.6 | Capital City Bank Group, Inc. Non-Employee Director Plan, as amended – incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 8-K (filed 3/29/06) (No. 0-13358). |
| 10.7 | Form of Participant Agreement for the Capital City Bank Group, Inc. Long-Term Incentive Plan – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q (filed 8/10/06) (No. 0-13358). |
| 10.8 | Form of Participant Agreement for 2008 Stock-Based Incentive Plan – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 6/5/08) (No. 0-13358). |
| 10.9 | Form of Participant Agreement for 2009 Stock-Based Incentive Plan – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 6/30/09) (No. 0-13358). |
| 11 | Statement re Computation of Per Share Earnings.* |
| 14 | Capital City Bank Group, Inc. Code of Ethics for the Chief Financial Officer and Senior Financial Officers - incorporated herein by reference to Exhibit 14 of the Registrant's Form 8-K (filed 3/11/05) (No. 0-13358). |
| 21 | Capital City Bank Group, Inc. Subsidiaries – incorporated herein by reference to Exhibit 21 of the Registrant's Form 10-K (filed 3/13/09) (No. 0-13358). |
| 23.1 | Consent of Independent Registered Public Accounting Firm.** |
| 31.1 | Certification of CEO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.** |
| 31.2 | Certification of CFO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.** |
| 32.1 | Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |
| 32.2 | Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |

* Information required to be presented in Exhibit 11 is provided in Note 13 to the consolidated financial statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of U.S. generally accepted accounting principles.

** Filed electronically herewith.

**Signatures**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on March 7, 2011, on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CITY BANK GROUP, INC.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 7, 2011 by the following persons in the capacities indicated.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ J. Kimbrough Davis
J. Kimbrough Davis
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on March 7, 2011, on its behalf by the undersigned, thereunto duly authorized.

Directors:

| | |
|---|---|
| /s/ DuBose Ausley<br>DuBose Ausley | /s/ John K. Humphress<br>John K. Humphress |
| /s/ Thomas A. Barron<br>Thomas A. Barron | /s/ Lina S. Knox<br>Lina S. Knox |
| /s/ Frederick Carroll, III<br>Frederick Carroll, III | /s/ Henry Lewis III<br>Henry Lewis III |
| /s/ Cader B. Cox, III<br>Cader B. Cox, III | /s/ William G. Smith, Jr.<br>William G. Smith, Jr. |
| /s/ J. Everitt Drew<br>J. Everitt Drew | |

Exhibit 23.1

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the following Registration Statements of Capital City Bank Group, Inc. of our reports dated March 7, 2011, with respect to the consolidated financial statements of Capital City Bank Group, Inc. and the effectiveness of internal control over financial reporting of Capital City Bank Group, Inc., included in this Annual Report (Form 10-K) of Capital City Bank, Inc. for the year ended December 31, 2010:

- Registration Statement (Form S-8 No. 333-18557)
- Registration Statement (Form S-8 No. 033-60113)
- Registration Statement (Form S-8 No. 333-18543)
- Registration Statement (Form S-8 No. 333-120242)
- Registration Statement (Form S-8 No. 333-36693)
- Registration Statement (Form S-3D No. 333-20683)

/s/ Ernst & Young LLP

Birmingham, Alabama
March 7, 2011

Exhibit 31.1

Certification of CEO Pursuant to Securities Exchange Act
Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, William G. Smith, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Capital City Bank Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and
Chief Executive Officer

Date: March 7, 2011

Exhibit 31.2

Certification of CFO Pursuant to Securities Exchange Act
Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, J. Kimbrough Davis, certify that:

1. I have reviewed this annual report on Form 10-K of Capital City Bank Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ J. Kimbrough Davis
J. Kimbrough Davis
Executive Vice President and
Chief Financial Officer

Date: March 7, 2011

Exhibit 32.1

Certification of CEO Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that (1) this Annual Report of Capital City Bank Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (this "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Company and its results of operations as of and for the periods covered therein.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and
Chief Executive Officer

Date: March 7, 2011

Exhibit 32.2

Certification of CEO Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that (1) this Annual Report of Capital City Bank Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (this "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Company and its results of operations as of and for the periods covered therein.

/s/ J. Kimbrough Davis
J. Kimbrough Davis
Executive Vice President and
Chief Financial Officer

Date: March 7, 2011



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